Itaú Unibanco Holding S.A.

2015
General Stockholders' Meeting Manual

Annual and Extraordinary General Meetings
April 29, 2015

Time: 03:00 pm, 03:05pm and 03:10 pm
Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Index

1. Message from the Chairman of the Board of Directors	03
2. Introduction	04
3. Executive Officers’ Comments	04
4. Information on Stockholder’s Meetings	04
5. Convening Notice	07
6. Annual Stockholders’ Meeting to be held at 03:00 pm	08
1. Balance Sheets, other Financial Statements and Accompanying Notes	08
2. Allocation of Net Income for 2014	08
3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council	08
4. Definition of the amount allocated to the overall compensation of the members of Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council	09
7. Extraordinary Stockholders’ Meeting to be held at 03:05 pm	10
1. Capital Increase	10
2. Increase of the Authorized Capital Limit	10
3. Amendment to the Bylaws	10
4. Consolidation of the Bylaws	11
8. Extraordinary Stockholders’ Meeting to be held at 03:10 pm	11
1. Amendment and consolidation of the Company Stock Option Plan (“Plan”)	11
2. Amendment to the Bylaws	11
3. Consolidation of the Bylaws	11
ATTACHMENT I - Proxy Templates	13
A - Proxy Template for Holders of Common Shares	13
B - Proxy Template for Holders of Preferred Shares	17
C - Proxy Template for Attorneys-In-Fact Provided by the Company for Each of the Stockholders’ Meetings (for Holders of Common Shares)	18
D- Proxy Template for Attorneys-In-Fact Provided by the Company for Each of the Stockholders’ Meetings (for Holders of Preferred Shares)	24
E - Information for Attachment 23 of CVM Instruction no. 481/09	26
ATTACHMENT II - Item 10 of ICVM 480/09 Attachment 24	29
ATTACHMENT III - Attachment 9-1-II of the CVM Instruction 481/09 - Proposal for Allocation Of Profits	66
ATTACHMENT IV - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction no. 480/09, Pursuant to Attachment A of the CVM Instruction no. 552/14.	70
ATTACHMENT V - Item 13 - Management Compensation	91
ATTACHMENT VI - Information about Company’s Capital Increase	114
ATTACHMENT VII - Report on the Origin and Justification for the Proposal to Amend the Company’s Bylaws, Pursuant to Article 11 of CVM Instruction No. 481/09	116
ATTACHMENT VIII - Attachment 13 of the CVM Instruction no. 481/09 – Proposal to Amend the Stock Option Plan	127

Itaú Unibanco Holding S.A.
1. Message from the Chairman of the Board of Directors
São Paulo, March 27, 2015

Dear Stockholder,

In 2014, we celebrated nine decades since the founding of Casa Moreira Salles, our ﬁrst ﬁnancial company that later became Itaú Unibanco. History shows how tied we are to Brazil’s development and how our desire to grow together with the country has made us an institution that has gone far beyond the dreams of our founders. Since our inception as a correspondent bank in the city of Poços de Caldas, which counted on a few more than 200 clients in the early 1920’s, steady investments in the organic growth of our operations and the dozens of mergers and acquisitions have created the formidable organization we are today. In 2014, our assets exceeded R$1.2 trillion.

We are currently the largest private bank in Brazil and in Latin America, we have established a presence in over 18 countries around the world and we continue to expand our operations outside of Brazil. The merger of our business in Chile with CorpBanca, which is pending relevant approvals, will elevate us from the seventh to the fourth largest bank in Chile, creating a platform for growth and seeking new business opportunities in the ﬁnancial sectors in Chile, Colombia, and Central America.

In order to support our business, in early March we opened our new data center, one of the largest and most modern in the world.

The strategy we have adopted since 2011 of expanding our loan portfolio with lower risk operations, focusing on insurance and services, and seeking the ongoing improvement of our eﬃciency indexes, has proved to be successful. We have recorded sound results and embraced principles that ensure our sustainability. In 2014, our net income reached R$20.2 billion, with a 23.5% return on equity.

Our expenses for allowance for loan losses decreased in 2014, despite the 9.8% growth of our loan portfolio. Payroll and real estate loans, which provide for less defaults and for a more secure portfolio, were the products with the greatest growth over the year, increasing 79.5% and 19.4%, respectively over the previous year. In December, our 90-day non-performing loan ratio reached 3.1%, the lowest since the Itaú and Unibanco merger.

Our income from insurance and service fees also experienced growth. These products have become increasingly important to our institution, contributing to less volatility in our results since they are less impacted by economic cycles when compared to credit activities. Our insurance operation is based on the bancassurance model, which prioritizes products that may be oﬀered through a number of our banking channels. In line with this strategy, in October 2014 we consummated the sale of our large risk insurance operation, whose clients are middle-market and large companies with high-insured amounts. The impact of this sale was recorded in the fourth quarter results of 2014.

The increase in our income from insurance and service fees and the controlled increase of our expenses caused our eﬃciency ratio to improve by 190 basis points in 2014. We are constantly reviewing our processes and seeking opportunities to do more with less.

Even after 90 years, we are extremely proud of being a modern, agile company, that possesses a strong culture, an engaging purpose and continuing care with respect to our reputation. We had the most valuable brand in Brazil for the past 11 years, and our shares are included in the portfolios of the world’s major sustainability indexes. And what do we want today? We want to continue growing, as a result of a very clear vision: to satisfy our clients and achieve high sustainable performance in our business.

In line with this vision, in February 2015 we implemented a new organizational structure for our management. These changes are aimed at ensuring preparation for a seamless and secure transition in connection with the succession process of Mr. Roberto Setubal, our CEO, who will reach the age limit for holding his current position in 2017, as well as addressing more pressing challenges in view of the current economic climate. Accordingly, in addition to the position of CEO, our executive committee is now made up of three General Directors and two Vice Presidents: General Director of Retail, General Director of Wholesale, General Director of Technology and Operations, Vice President of the Finance and Risk areas, and Vice President of the Legal and Human Resources areas. It is a more streamlined and agile structure, which will focus on the bank’s priorities of eﬃciency, simpliﬁcation and client satisfaction.

We invite our stockholders to read this manual, which details the agenda to be addressed in the General Meetings of Itaú Unibanco Holding to be held on April 29, 2015. For the fourth consecutive year we are making an electronic voting platform available, which main purpose is to encourage and make the participation of stockholders in the Meeting easier. We were the ﬁrst ﬁnancial institution to oﬀer this mechanism in Brazil, which enables our thousands of stockholders to provide voting instructions by an electronic proxy, in advance, from anywhere in the world, without the need to attend the Meeting in person. The common purpose remains unchanged: increase and strengthen our Corporate Governance, as well as continually increase the dialogue with our thousands of stockholders.

Have a good meeting!

Yours faithfully,
Pedro Moreira Salles
Chairman of the Board of Directors

p. 03

2. Introduction

Stockholders’ Meetings are an important instrument for our Stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco S.A. (“Itaú Unibanco”, “Company”, “Issuer”, “Corporation” or “Organization”) and, therefore, how the business of the Company and its controlled companies is conducted. On April 29, Itaú Unibanco’s Stockholders may vote on issues that are essential for the Organization. Stockholders who hold ITUB3 shares (common shares) may vote on, among other issues, the capital increase, the bonus of 10% in Company’s shares, the election of members to the Company’s Board of Directors and the Fiscal Council, and the allocation of the net income earned in 2014. Stockholders who hold ITUB4 shares (preferred shares) may vote on the election of members to the Fiscal Council nominated by preferred Stockholders. The convening notice included in item 5 hereof describes the matters to be resolved on the Meetings.

Stockholders have the following options to take part in these meetings:

•	In person

Stockholders should attend the meeting on April 29, 2015, in the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walter Moreira Salles, Piso Guajuviras, in São Paulo, at 3:00 p.m., 3:05 p.m., and 3:10 p.m., bearing their identity document.

•	By proxy

Physical proxy: in this case, Stockholders should legally authorize someone to vote according to their voting instructions. Itaú Unibanco will make three (3) attorneys-in-fact available, who will vote in person in strict accordance with the Stockholders’ guidance. The proxy templates to be used by the Stockholders who opt for this type of attendance may be found in Attachment I hereto.

Electronic proxy: to expand the attendance channels of Stockholders at the Meetings, and in line with the best corporate governance practices, for the fourth consecutive year Itaú Unibanco will make an electronic environment available so that Stockholders may cast their votes remotely. This platform may be accessed through the Investor Relations website “www.itau.com.br/investor-relations”, on the “2015 Digital Meeting” banner. In the event a Stockholder opts for this attendance channel, a digitally signed proxy will be generated to authorize the attorneys-in-fact nominated by the Company to vote in accordance with the Stockholder’s instructions in the electronic platform.

Item 4 of this document comprises detailed information for the Stockholders’ attendance at said Meetings.

All important information for attendance at the Company’s Meetings is included in this document, such as the data related to capital increase and the share bonus, the economic and ﬁnancial performance of Itaú Unibanco Holding in the 2014 ﬁscal year, an introduction with the résumés of the applicants for the Board of Directors and Fiscal Council, the proposal for allocation of net income, the proposal for amendment to the Bylaws, as well as a description of the Company’s management compensation.

For additional information on the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/investor-relations).

3. Executive Officers’ Comments

The Executive Oﬃcers’ Comments in the form speciﬁed in Item 10 of Attachment 24 of CVM Instruction 480/09 is found as Attachment II hereto.

4. Information on Stockholders’ Meetings

Date

Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual Stockholders’ Meeting within four (4) months after the end of the ﬁscal year. Itaú Unibanco Holding’s ﬁscal year starts on January 1 and ends on December 31 of each year. Accordingly, the Company should hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 29.

Opening Quorum

The Annual Stockholders´ Meeting shall be declared open on ﬁrst call, with the attendance of Stockholders representing at least one fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of the Brazilian Corporate Law.

Amendments to the Bylaws shall be resolved on at an Extraordinary Stockholders´ Meeting, which shall be declared open on ﬁrst call with the attendance of Stockholders representing at least two thirds (2/3) of the voting capital (common shares), pursuant to Article 135, head provision, of the Brazilian Corporate Law.

We clarify that in case of insuﬃcient quorum to open the aforementioned Meetings on ﬁrst call, a new call by convening notice will be disclosed on a timely basis, and the meeting shall be held at least eight (8) days after a new convening notice is published, pursuant to Article 124, paragraph 1, II, of the Brazilian Corporate Law. These Meetings shall be opened on second call with any number of common Stockholders.

Venue

The Stockholders´ Meetings shall be held at the Auditorium of the Centro Empresarial Itaú Unibanco, at 3:00 p.m., 3:05 p.m., and 3:10 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company’s head oﬃce will be permitted from 2:00 p.m. onwards.

Convening Notice

The Convening Notice included in item 4 hereof shall be published on March 31 and April 1, 2015 in the Oﬃcial Gazette of the State of São Paulo (Diário Oﬁcial do Estado de São Paulo) and on March 30, 31 and April 1, 2015, in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau.com.br/investor-relations).

p. 04

Documents Available to Stockholders

The Management Report on the business and major administrative facts of the year, a copy of the ﬁnancial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the report of Independent Auditors, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee Report were published on February 26, 2015 in the Valor Econômico newspaper (pages E11 to E25) and in the Oﬃcial Gazette of the State of São Paulo (Diário Oﬁcial do Estado de São Paulo) (pages 5 to 33). Additionally, the ﬁnancial statements prepared under the international ﬁnancial reporting standards (IFRS) were also made available by the Company on February 3, 2015 through the Periodic Information System (IPE) of the CVM, and on the Investor Relations website (www.itau.com.br/investor-relations).

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the information listed in article 9 of CVM Instruction No. 481/09, which is attached hereto, will also be made available by the Company through the Periodic Information System (IPE) of the CVM, and on the Investor Relations website (www.itau.com.br/investor-relations), “Financial Information”, “CVM Filings”.

Proxies

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present the Attachments: I – A “Proxy Template for Holders of Common Shares”; and I – B “Proxy Template for Holders of Preferred Shares”.

Alternatively, the Company shall make available three (3) attorneys-in-fact suited to represent the Stockholder at each Meeting, who shall vote in strict accordance with the voting guidance given by the Stockholder, as shown in Attachment I - C “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders’ Meetings” (for Holders of Common Shares), and Attachment I – D “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders’ Meetings” (for Holders of Preferred Shares). Information on the proxy request, pursuant to Attachment 23 to CVM Instruction No. 481/09, is included in Attachment I – E hereto.

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 28, 2015 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, Piso Metrô - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
or email to drinvest@itau-unibanco.com.br.

In order to encourage the attendance of Stockholders at the Stockholders’ Meetings, the Company made available an electronic environment that may be accessed through the Investor Relations website (www.itau.com.br/relacoes-com-investidores), on the “2015 Digital Meeting” banner, by which Stockholders may grant an online proxy for representation purposes at the Stockholders’ Meetings, as described below.

To register, Stockholders shall access the electronic platform, as described above, click on item “Register” and ﬁll out the registration form. Upon completing this procedure, the Stockholder will receive, via the email appointed in the registration form, a message to validate the registration carried out in the electronic platform.

After these procedures, the steps described below should be followed by the Stockholder.

For Brazilian Stockholders:

1) The Stockholder should have a valid Digital Certiﬁcate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certiﬁcates, he/she/it will proceed as detailed in item 2 below. Stockholders should otherwise request their Digital Certiﬁcate. For this purpose, the Stockholder should click on “Access the System” and then on “Do you want to issue a Private Digital Certiﬁcate?, following the instructions below:

a) ﬁll out the Digital Certiﬁcate request form. After it is ﬁlled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certiﬁcate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certiﬁcate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

For individuals - notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of residence on behalf of the Stockholder, issued less than three (3) months before; or

For Legal Entities - notarized copy of: i) bylaws/articles of incorporation in force duly ﬁled with the applicable Trade Board or notary’s oﬃce, and also the CNPJ form; and ii) statement of election or proxy which granted powers to the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the Digital Certiﬁcate. In case of any doubt about the procedure for obtaining or installing the Digital Certiﬁcate, please contact the help desk of the AUTORIDADE DE REGISTRO COMPROVA, by the telephone number +55 (11) 3330-0166, during business hours or by email address: acprivado@comprova.com.br.

2) After obtaining the Digital Certiﬁcate, Stockholders will be able to guide their votes through the electronic proxy. Accordingly, the Stockholder should use the computer in which the Digital Certiﬁcate is installed to access the electronic platform, as described above, click on item “Access the System” and then on “Login with Digital Certiﬁcate”. The available Meetings will be shown in accordance with the type of share selected during the registration (common share, preferred share or both). Stockholders should guide their votes in all issues to be resolved on the available Meeting(s). Finally, after clicking on “Vote”, the proxy will be generated by the system and should be reviewed by the Stockholder, who will then click on “Sign” to complete the procedure.

3) Finally, Stockholders will receive via email the proof of documentation including the copy of the digitally signed proxy. On the Meeting date, the Stockholders’ vote will be represented by the attorneys-in-fact provided by the Company.

p. 05

For Foreign Stockholders:

1) The Stockholder’s Legal Representative should have a valid Digital Certiﬁcate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder’s Legal Representative already has one of these certiﬁcates, he/she/it will proceed as detailed in item 2 above. Stockholders should otherwise request their Digital Certiﬁcate. For this purpose, the Stockholder should click on “Access the System” and then on “Do you want to issue a Private Digital Certiﬁcate?”, following the instructions below:

a) ﬁll out the Digital Certiﬁcate request form. After it is ﬁlled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certiﬁcate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certiﬁcate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

Legal Representative who is an Individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s oﬃce, with a notarized copy of: i) RG/RNE; and ii) CPF; or

Legal Representative that is a Legal Entity – proxy granted by the Foreign Stockholder to the Legal Representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s oﬃce, with a notarized copy of: i) bylaws/articles of incorporation in force duly ﬁled with the applicable Trade Board or notary’s oﬃce, and the CNPJ form; and ii) statement of election of the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

We clarify that Stockholders who opt for guiding their votes through electronic proxy should follow the procedure described above up to 12:00 a.m. of April 28, 2015.

We emphasize that any costs incurred from issuing the Digital Certiﬁcate with the AUTORIDADE DE REGISTRO COMPROVA must be fully borne by the Stockholder.

Information on the Election of Members to the Board of Directors

In accordance with the Brazilian Corporate Law, members of the Board of Directors may be elected by majority, multiple or separate voting processes. As these diﬀerent voting procedures may impact the establishment of the number of the Board of Directors members, and for better understanding the dynamics of this election, the voting processes will be detailed below:

i) Multiple Voting

Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least ﬁve percent (5%) of the voting capital.

Pursuant to Article 141, Paragraph 1 of the Brazilian Corporate Law, the powers for the adoption of multiple voting rights should be exercised by Stockholders at least forty-eight (48) hours prior to the date the Stockholders´ Meeting is to be held. In this case, prior to such meeting, the chairman presiding the Stockholders´ Meeting will inform the Stockholders about the number of votes necessary for the election of each member of the Board of Directors, based on the “Stockholders Presence Register” book.

ii) Separate Voting

Pursuant to Article 141, paragraph 4, of the Brazilian Corporate Law, the following groups of Stockholders (other than the Controlling Stockholders) are entitled to elect, by separate voting, one (1) member for the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, I; (b) holders of non- voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, II; or (c) if the aforementioned quorum is not present, common and preferred stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law.

Only Stockholders able to conﬁrm the uninterrupted ownership of the required stockholding interest for a period of at least three (3) months, immediately prior to the date the Stockholders’ Meeting is to be held, may exercise the separate voting right, pursuant to Article 141, paragraph 6, of the Brazilian Corporate Law.

If both multiple and separate voting processes are requested to be adopted at the same Meeting, Stockholders must choose to which voting process they will allocate their shares, and they may use part of these shares for the multiple voting and another for the separate voting process.

Eligibility Requirements for Nominated Applicants

Stockholders willing to nominate applicants to compose the Board of Directors or the Fiscal Council should submit, at the Annual Stockholders’ Meeting, the necessary evidence to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02.

In order to better organize the works at the Annual Stockholders’ Meeting and provide for a pre-analysis of the eligibility requirements of these applicants, we suggest that documentation be submitted to the Company no longer than April 14, 2015.

Communication Channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations/itau-unibanco/contact-ir) . In the ﬁeld “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders´ Meeting”.

p. 06

5. Convening Notice

Authorized Capital: up to 7,260,000,000 shares

Subscribed and Paid In Capital: R$75,000,000,000.00 – 5,530,832,681 shares

Annual and Extraordinary General Meetings

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary General Meetings, which will be held on April 29, 2015 at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras ﬂoor, in the City and State of São Paulo, for the purpose of:

I - In the Annual General Meeting to be held at 3:00 p.m.

1. to acknowledge the Management and Independent Auditors Reports, the opinion of the Fiscal Council and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the year ended December 31, 2014;

2. to decide the allocation of net income for the ﬁscal year;

3. to establish the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of oﬃce. In light of the determinations in Brazilian Securities and Exchange Commission (“CVM”) Instructions nº. 165/91 and 282/98, it is hereby placed on record that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4. to decide on the amount to be allocated for the compensation of the members of the Board of Oﬃcers and the Board of Directors, as well as the compensation of the members of the Fiscal Council.

II - In the Extraordinary General Meeting to be held at 3:05 p.m.

1. to increase the current capital stock from R$75,000,000,000.00 to R$85,148,000,000.00 through the capitalization of R$10,148,000,000.00 posted to Revenue Reserves – Statutory Reserves, with a 10% share bonus granted to Stockholders, free of charge, at the ratio of 1 new share for every 10 shares of the same type of which they are holders;

2. to increase the limit of authorized capital by up to 7,986,000,000 shares, that is, in the same proportion as the share bonus provided for in item “1” above;

3. to amend the wording of Article 3 (caption sentence and item 3.1) of the Bylaws to register the new composition of subscribed and paid-in capital and the new limit of authorized capital; and

4. to consolidate the Bylaws with the amendments mentioned in item “3” above.

III - In the Extraordinary General Meeting to be held at 3:10 p.m.

1. to amend and consolidate the Company’s Stock Option Plan (“Plan”) in order to (a) exclude the provisions on the granting of partner options, so that the Plan will only provide the granting of simple options; (b) provide that any adjustments to the stock options shall be approved by the Personnel Committee, which shall report these adjustments to the Board of Directors; and (c) other textual improvements;

2. to amend Articles 9 (caption sentence and the items 9.1 and 9.2) and 10 (caption sentence and other items) of the Bylaws, with the purpose of adjusting their wording to the new composition of the Board of Officers, in the light of the changes in the organizational structure, through the increase in the limit of positions, the creation of the position of General Director and the execution of the necessary adaptations in the disciplines relative to the Board of Oﬃcers and the Company’s representation; and

3. to consolidate the Bylaws with the amendments mentioned in item “2” above.

The full description of the matters proposed, as well as their justiﬁcation, may be found in the Stockholders´ Meetings Manual.

The documents to be examined in the Meetings are at the disposal of Stockholders in the Company’s investor relations website (www.itau.com.br/investor-relations), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail investor-relations@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

Stockholders may be represented at the General Meetings by proxy holder pursuant to Article 126 of Law No. 6.404/76 (we clarify that the Legal Entity Stockholder’s representative does not need to be a Company’s Stockholder, Management Member or Lawyer), conditional on the proxy holder bearing an identity document and the following documents substantiating the validity of their power of attorney (for documents produced overseas, the respective Brazilian consularized and sworn translation is required):

a) Legal Entities: authenticated copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b) Natural Persons: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders’ Meetings, the Company suggests that the Stockholders represented by proxy holders submit a copy of the documents listed above at least 48 hours prior to the meetings, by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, Piso Metrô - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
or email to drinvest@itau-unibanco.com.br.

To encourage Stockholder participation at the Stockholders’ Meetings, the Company has once more implemented an electronic platform through which an electronic proxy may be granted for representation in the Stockholders’ Meetings pursuant to procedures described in the Stockholders Meetings’ Manual.

In order to organize entry, admission of Stockholders to the Company’s head oﬃce will be permitted from 2 p.m.

São Paulo (SP), March 26, 2015.

Marcelo Kopel
Investor Relations Officer

p. 07

6. Annual Stockholders’ Meeting to be held at 3:00 p.m

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2014.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting of February 2, 2015. Said document was made available on February 3, 2015 through the Periodic Information System (‘‘IPE’’) of the Brazilian Securities and Exchange Commission (“CVM”) and on the Investor Relations website (www.itau.com.br/investors-relations). Additionally, it was published on February 26, 2015 in the Valor Econômico newspaper (pages E11 to E25) and in the Oﬃcial Gazette of the State of São Paulo (Diário Oﬁcial do Estado de São Paulo) (pages 5 to 33).

2. Allocation of Net Income for 2014.

The Company recorded Net Income for 2014 in the amount of R$17,391,556,878.39 (seventeen billion, three hundred ninety-one million, ﬁve hundred ﬁfty-six thousand, eight hundred seventy-eight reais and thirty-nine cents), according to the statement of income made available on February 3, 2015 in CVM´s IPE and on the Investor Relations website (www.itau.com.br/investor-relations), which was published with the Financial Statements on February 26, 2015 in the Valor Econômico newspaper (pages E11 to E 25) and in the Official Gazette of the State of São Paulo (Diário Oﬁcial do Estado de São Paulo) (pages 5 to 33).

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a) R$869,577,843.92 (eight hundred sixty-nine million, ﬁve hundred seventy-seven thousand, eight hundred forty-three reais and ninety-two cents) to Legal Reserve;

(b) R$7,344,187,462.96 (seven billion, three hundred forty-four million, one hundred eighty-seven thousand, four hundred sixty-two reais and ninety-six cents) gross, of which R$6,635,128,339.14 (six billion, six hundred thirty-ﬁve million, one hundred twenty-eight thousand, three hundred thirty-nine reais and fourteen cents) net of taxes, for payment of dividends and interest on capital, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was fully made;

(c) R$9,177,791,571.51 (nine billion, one hundred seventy-seven million, seven hundred ninety-one thousand, ﬁve hundred seventy-one reais and ﬁfty-one cents) to Statutory Reserve, as follows:

•      R$4,588,895,785.70 (four billion, ﬁve hundred eighty-eight million, eight hundred ninety-ﬁve thousand, seven hundred eighty-ﬁve reais and seventy cents) to Reserve for Dividend Equalization;

•      R$1,835,558,314.28 (one billion, eight hundred thirty-ﬁve million, ﬁve hundred ﬁfty-eight thousand, three hundred fourteen reais and twenty-eight cents) to the Reserve for Increase in Working Capital; and

•      R$2,753,337,471.53 (two billion, seven hundred ﬁfty-three million, three hundred thirty-seven thousand, four hundred seventy-one reais and ﬁfty-three cents) to the Reserve for Capital Increase in Investees.

The Allocation of Net Income, as speciﬁed in Attachment 9-1-II of CVM Instruction 481/09, is found in Attachment III hereto.

3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next term of office.

The majority Stockholder proposes that twelve (12) posts for the Company’s Board of Directors for the next term of oﬃce be ﬁlled, and up to one (1) post may be ﬁlled through the election by a separate voting process, in accordance with Article 141, paragraph 4, of the Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members’ good performance in the period and the constant attendance at the meetings, the proposal is for the reelection of the following members: Messrs Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, and also the election of Mr. Fábio Colletti Barbosa.

Pursuant to the Company’s Corporate Governance Policy, an independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conﬂict of interests; or (ii) aﬀect his capacity and impartiality of analysis and point of view. Accordingly, out of the members nominated above to compose the Board of Directors, Messrs. Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Nildemar Secches and Pedro Luiz Bodin de Moraes are considered independent members.

The majority Stockholder also proposes that the Fiscal Council be convened and that the current members appointed thereby be reelected, namely Messrs. Alberto Sozin Furuguem and Iran Siqueira Lima as eﬀective members, and Messrs. João Costa and José Caruso Cruz Henriques, as their respective alternate members, who meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

In addition to the members appointed by the majority Stockholder, the holders of preferred shares without voting rights are entitled to elect one (1) eﬀective member and his/her respective alternate in a separate voting process. An equal right is given to minority stockholders, provided that they represent, in the aggregate, ten percent (10%) or more of voting shares.

Accordingly, Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as holder of preferred shares, announced the nomination of two additional candidates to sit on the Fiscal Council. Mr. Luiz Alberto de Castro Falleiros, to be reelected by the holders of preferred shares (without voting rights), nominated as eﬀective member, and Mr. Carlos Roberto de Albuquerque Sá, to be elected by the holders of preferred shares (without voting rights) as his alternate member, who also meet the eligibility criteria of Article 162 of the Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, members to sit on the Fiscal Council, as described above, the other stockholders with voting rights may elect new eﬀective and alternate members that, in any case, will be in equal number of the elected ones under the aforementioned terms, plus one.

The detailed résumés, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, in accordance with CVM Instruction No. 552/14, can be found in Attachment IV to this document.

p. 08

4. Definition of the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council.

With respect to the 2015 ﬁscal year, irrespective of the year in which the amounts were eﬀectively attributed, paid or recorded in the Company’s ﬁnancial statements, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate amount of two hundred ninety million reais (R$290,000,000.00) for compensation of the Company’s management members (members of the Board of Officers and the Board of Directors).

In relation to the members of the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve the individual monthly compensation of ﬁfteen thousand reais (R$15,000.00) to eﬀective members and six thousand reais (R$6,000.00) to alternate members. The compensation of the members of the Fiscal Council will be valid until the Annual Stockholders’ Meeting of 2016.

The compensation amounts approved can be paid in local currency and in shares of the Company (as approved at the Annual Stockholders’ Meeting held on April 20, 2012.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation is consistent with the risk management policies of the Company and its controlled companies, of which at least ﬁfty percent (50%) of this variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and diﬀerentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”).  If they hold the ownership of these Own Shares, free of any liens or encumbrances, and comply with other suspension conditions set forth in the Program Regulation for these shares for three (3) and ﬁve (5) year terms as from the initial investment, the return on investment will be the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three (3) and ﬁve (5) year terms. The Partners Shares received as consideration will subsequently remain unavailable for three (3) and eight (8) year terms as from the initial investment.

Taking into account the Company’s variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts for the 2015 ﬁscal year, eﬀectively attributable in 2016, will be paid in shares within a deferral period of at least three (3) and at the most eight (8) years.

Deferred amounts may not be paid due to the possible reduction in the realized recurring net income of the Company or of the business area during the deferral period.

In order to calculate the aggregate amount of compensation paid in shares, the calculation criteria will consider the value of the Company’s preferred shares on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in 2016, the year in which the compensation is eﬀectively attributable, irrespective of the year it is eﬀectively paid or recorded in the Company’s ﬁnancial statements.

As resolved at the Extraordinary Stockholders’ Meeting held on April 20, 2012, in order to limit the maximum dilution to which Stockholders are subject, the following was approved:

(i) the sum of (a) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (b) the options to be granted under the Company’s Stock Option Plan (“Plan”) in each year may not exceed the limit of zero point ﬁve percent (0.5%) of all the Company’s shares that majority and minority Stockholders hold at the balance sheet date of the same year; and

(ii) in the event that, in any given year, the number of (a) shares used for compensation purposes and (b) options granted under the Plan is below the limit of zero point ﬁve percent (0.5%) as mentioned above, the diﬀerence may be added for purposes of either compensation or option granting in any of the following seven (7) years.

For the purpose of calculating the limit described above, the shares delivered and options granted in relation to the 2015 ﬁscal year will be included, irrespective of the year they were eﬀectively attributed or paid.

In addition to the amounts established at the Stockholders’ Meeting, management members may receive, Company’s proﬁt sharing, which, under the provisions of Article 152, paragraph 1, of the Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company’s net income, whichever is lower.

The Company may also grant stock options to its management members, pursuant to the Plan.

As a result of the impacts related to Article 33 of Law No. 12,973/14, the amounts granted to management members in connection with the Partner Program of the Plan for the 2009 to 2014 ﬁscal years, are now recognized as compensation. The Plan was approved by the Company’s Extraordinary Stockholders’ Meeting, pursuant to Article 168, paragraph 3 of Brazilian Corporate Law and item 3.2 of the Company’s Bylaws. Additionally, these amounts have been recorded in the Company’s ﬁnancial statements since their granting, as well as detailed in item 13 of Attachment 24 to CVM Instruction 480/09, in conformity with the rules applicable to these disclosures.

The proposal for compensation of the management members, in the manner speciﬁed in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment V to this document.

p. 09

7. Extraordinary Stockholders’ Meeting to be held at 3:05 p.m.

1. Capital increase in the amount of ten billion, one hundred forty-eight million reais (R$10,148,000,000.00), from seventy-ﬁve billion reais (R$75,000,000,000.00) to eighty-ﬁve billion, one hundred forty-eight million reais (R$85,148,000,000.00), with the capitalization of the following amounts recorded in Revenue Reserves – Statutory Reserves (R$):

Reserve for Dividend Equalization	6,411,951,250.14
Revenue 2012	503,860,135.16
Revenue 2013	1,319,195,329.28
Revenue 2014	4,588,895,785.70
Reserve for Increase in Working Capital	3,736,048,749.86
Revenue 2012	991,086,448.32
Revenue 2013	1,481,922,195.71
Revenue 2014	1,263,040,105.83

1.1 The share bonus will be at a ten percent rate (10%), and capital will be increased with the issuance of ﬁve hundred ﬁfty-three million, eighty three thousand, two hundred sixty-eight (553,083,268) shares, of which two hundred seventy-seven million, three thousand, six hundred ﬁfty-four (277,003,654) are common shares, of which, two hundred seventy-seven million, three thousand, four hundred (277,003,400) are outstanding common shares and two hundred ﬁfty-four (254) are treasury common shares. The remaining issued shares are two hundred seventy six million, seventy-nine thousand, six hundred fourteen (276,079,614) preferred shares, of which two hundred seventy million, six hundred ninety-six thousand, seven hundred ﬁfty-nine (270,696,759) are outstanding preferred shares and ﬁve million, three hundred eighty-two thousand, eight hundred ﬁfty-ﬁve (5,382,855) are treasury preferred shares. The shares issued will be assigned to holders of shares, as share bonus at the rate of one (1) share of the same type to every ten (10) shares held.

1.2 The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market price value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater ﬁnancial volume, thus generating added value to Stockholders. The new shares issued will be distributed free of charge and will beneﬁt Stockholders proportionally to their ownership interest held prior to the share bonus.

1.3 The base date for the right to share bonus shall be divulged to the market by the Company after it obtains authorization from the Central Bank of Brazil (“BACEN”). Accordingly, the Company’s shares will continue to be traded, until the date to be timely divulged, with the right to share bonus and, only after such date, they will be traded “ex right” to share bonus.

*We clarify that the base date of the balances of treasury and outstanding shares informed herein is December 31, 2014.

1.4 The new bonus shares shall be fully entitled to the earnings to be declared after the date of inclusion of such shares in the Stockholders’ positions, as described in item 1.3 above, under the same conditions of the Company’s common and preferred shares, as applicable.

1.5 Monthly dividends shall be maintained at R$ 0.015 per share, so that the total amounts paid monthly by the Company to Stockholders will be increased by ten percent (10%), after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend assured to preferred shares will also be maintained at R$0.022 per share.

1.6 The share bonus will always be granted in whole numbers. After approval by the BACEN, the Company will deﬁne a period not below thirty (30) days for Stockholders wishing to transfer any share fractions arising from the bonus, in conformity with Article 169, paragraph 3, of the Brazilian Corporate Law. After this period elapses, any possible remaining amounts from share fractions will be set apart, grouped in whole numbers and traded on BM&FBOVESPA, and the net amount determined will be made available to Stockholders registered as holders of these shares. The Company will disclose more details on this procedure on a timely basis

1.7 The cost assigned to share bonus is R$18.348050984612 per share, for purposes of the provisions of paragraph 1 of Article 47 of Regulatory Instruction No. 1,022/10 of the Federal Revenue Oﬃce of Brazil, as well as of Article 10, sole paragraph of Law No. 9,249/95.

1.8 In the international market, simultaneously to the operation in the Brazilian market and, in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) and in the Argentinean market (CEDEAR – Argentine Certiﬁcate of Deposit) shall also receive a share bonus of ten percent (10%), so that investors will receive one (1) new ADR/CEDEAR for every lot of ten (10) ADRs/CEDEARs of which they are the holders at the base date. Accordingly, ADRs/CEDEARs will continue to be traded at the rate of one (1) Company’s preferred share to one (1) ADR/CEDEAR.

Attachment VI hereto presents the information related to this proposed capital increase, pursuant to Article 14 of CVM Instruction No. 481/09.

2. Increase of the authorized capital limit, proportionally to the share bonus of 10%, so that the Company is authorized to increase capital stock upon decision by the Board of Directors, irrespective of a statutory amendment, up to the limit of seven billion nine hundred eighty-six million (7,986,000,000) shares, of which three billion nine hundred ninety-three million (3,993,000,000) are common shares and three billion nine hundred ninety-three million (3,993,000,000) are preferred shares.

3. Amendment to the Bylaws in order to

a) reﬂect the new composition of capital stock, as a result of capital increase and the number of shares issued by the Company as a result of the share bonus, as proposed in item “1” above. Accordingly, the proposal is for Article 3, head provision, of the Bylaws be amended; and

b) reﬂect the Company’s new authorized capital limits, pursuant to the proposal described in item “2” above. Accordingly, the proposal is for item 3.1 of the Bylaws to state the new authorized capital limit.

p. 10

4. Consolidation of the Bylaws with the amendments mentioned in item “3” above.

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justiﬁcation for the proposed amendments and analyzing their legal and economic eﬀects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment VII to this document.

8. Extraordinary Stockholders’ Meeting to be held at 3:10 p.m.

1. Amendment and consolidation of the Company’s Stock Option Plan (“Plan”) to:

1.1 Exclude the items addressing the model of granting of partner options, so that the Plan will only address the granting of simple options, thus adjusting it to the Company’s reality in view of the impacts related to Article 33 of Law No. 12,973/14 on the management compensation model.

1.1.2 Accordingly, item 6.1 (a) currently in force will be amended and renumbered as item 6.1, and items 6.1 (b), 6.2, 6.3 and 6.4 currently in force will be excluded.

1.2 Improve the wording of the Plan, making it clearer and more objective. Accordingly, items 1, 1.4, 2, 2.1, 3.2, 3.2.1, 3.2.2, 4.1, 5, 5.1, 7, 7.1, 7.2, 7.3, 7.4, 7.5, 8.1, 8.2, 8.3, 8.4, 8.5, 9, 10, and 10.1, currently in force, will be amended.

1.3 Exclude item 9.1 so that possible adjustments to options granted be approved by the Personnel Committee. These adjustments will be duly reported by the Personnel Committee to the Board of Directors. Accordingly, item 9.1 currently in force will be excluded.

The comparison between the current Stock Option Plan of Itaú Unibanco with the proposed Plan is included in Attachment VIII hereto. This attachment also includes the information required by Attachment 13 to CVM Instruction 481/09.

2. Amendment to the Bylaws in order to:

Adjust the composition of the Board of Oﬃcers in view of the changes to the organizational structure disclosed in the Announcement to the Market on February 23, 2015, through creating the position of General Director as well as raising the position limits and carrying out the required adjustments to regulations in connection with the Board of Oﬃcers and the Company’s representation. Accordingly, the proposal is for Article 9, head provision, and items 9.1 and 9.2, and Article 10, head provision and its other items, be amended.

3. Consolidation of the Bylaws with the amendments mentioned in item “2” above.

A copy of the Bylaws containing the consolidation of the proposed amendments duly highlighted, as well as those of the Extraordinary Stockholders’ Meeting held at 3:05 p.m, can be found in Attachment VII to this document. Additionally, a report detailing the origin and justiﬁcation for the proposed amendments and analyzing their legal and economic eﬀects, pursuant to Article 11 of CVM Instruction No. 481/09, can also be found in said Attachment hereto.

p. 11

attachments

ATTACHMENT I - A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 29, 2015 at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she/he has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date. [City,] ____, 2015.

__________________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

Annual Stockholders’ Meeting at 3:00 p.m.:

1 – To acknowledge the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2014:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To define the number of members that will comprise the Board of Directors and elect them for the next term of office, which shall expire on such a date as the members elected at the 2016 Annual Stockholders’ Meeting take office:

Alfredo Egydio Arruda Villela Filho

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Candido Botelho Bracher

FOR	AGAINST	ABSTENTION
☐	☐	☐

Demosthenes Madureira de Pinho Neto

FOR	AGAINST	ABSTENTION
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Henri Penchas

FOR	AGAINST	ABSTENTION
☐	☐	☐

Nildemar Secches (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2016 Annual Stockholders’ Meeting take office:

Members nominated by the majority stockholder:

Effective members

Alberto Sozin Furuguem

FOR	AGAINST	ABSTENTION
☐	☐	☐

Iran Siqueira Lima

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:05 p.m.

1 – To increase capital with the capitalization of amounts recorded in the Company’s Revenue Reserves – Statutory Reserve, with 10% bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 –To increase the authorized capital limit proportionally to the bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To amend the Bylaws to:

(i) Reflect the new composition of capital:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Reflect the new authorized capital limit:

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To consolidate the Bylaws with the aforementioned amendments from items “3” above and the resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:10 p.m.

1 – To amend and consolidate the Itaú Unibanco Stock Option Plan:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To amend the Bylaws to:

(i) Adjust the composition of the Board of Officers:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Adjust how the Company is represented, as well as the Officers’ responsibilities, in view of the changes to the organizational structure:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To consolidate the Bylaws with the aforementioned amendments from item “2” above and the resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – B

PROXY TEMPLATE
FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number ( __), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders’ Meeting of the Company, which will be held on April 29, 2015 at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City,] ____, 2015.

________________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

Annual Stockholders’ Meeting at 3:00 p.m.:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2016 Annual Stockholders’ Meeting take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Luiz Alberto de Castro Falleiros

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Carlos Roberto de Albuquerque Sá

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – C

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR EACH OF THE STOCKHOLDERS’ MEETINGS (FOR HOLDERS OF COMMON SHARES)

1. Annual Stockholders’ Meeting at 3:00 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•
Renata Escobar, Brazilian, single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 270.888.818-88, OAB/SP 174.037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:00 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.

•
Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:00 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:00 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo, ____, 2015.

________________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION – Annual Stockholders’ Meeting at 3:00 p.m.
Tick the option you want:

1 – To acknowledge the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2014:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To define the number of members that will comprise the Board of Directors and elect them for the next term of office, which shall expire on such a date as the members elected at the 2016 Annual Stockholders’ Meeting take office:

Alfredo Egydio Arruda Villela Filho

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Candido Botelho Bracher

FOR	AGAINST	ABSTENTION
☐	☐	☐

Demosthenes Madureira de Pinho Neto

FOR	AGAINST	ABSTENTION
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Henri Penchas

FOR	AGAINST	ABSTENTION
☐	☐	☐

Nildemar Secches (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2016 Annual Stockholders’ Meeting take office:

Members nominated by the majority stockholder:

Effective members

Alberto Sozin Furuguem

FOR	AGAINST	ABSTENTION
☐	☐	☐

Iran Siqueira Lima

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2. Extraordinary Stockholders’ Meeting at 3:05 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•
Renata Escobar, Brazilian, single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 270.888.818-88, OAB/SP 174.037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:05 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.

•
Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:05 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:05 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, ____ , 2015.

_______________________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:05 p.m.
Tick the option you want:

1 – To increase capital with the capitalization of amounts recorded in the Company’s Revenue Reserves – Statutory Reserve, with 10% bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To increase the authorized capital limit proportionally to the bonus shares:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To amend the Bylaws to:

(i) Reflect the new composition of capital:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Reflect the new authorized capital limit:

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To consolidate the Bylaws with the aforementioned amendments from item “3” above , and the resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3. Extraordinary Stockholders’ Meeting at 3:10 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•
Renata Escobar, Brazilian, single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 270.888.818-88, OAB/SP 174.037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:10 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.

•
Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:10 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:10 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, _____ , 2015.

________________________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:10 p.m.
Tick the option you want:

1 – To amend and consolidate the Itaú Unibanco Stock Option Plan:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To amend the Bylaws to:

(i) Adjust the composition of the Board of Officers:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Adjust how the Company is represented, as well as the Officers’ responsibilities, in view of the changes to the organizational structure:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To consolidate the Bylaws with the aforementioned amendments from item “2” above and the resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – D

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE ANNUAL STOCKHOLDERS’ MEETING (FOR HOLDERS OF PREFERRED SHARES)

1. Annual Stockholders’ Meeting at 3:00 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. appoint as my proxy:

•
Renata Escobar, Brazilian, single, attorney, RG-SSP/SP No. 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 270.888.818.88, OAB/SP 174.037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:00 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.

•
Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:00 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.

•
Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 29, 2015, at 03:00 PM, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of preferred shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo, ____ , 2015.

_________________________________________
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION – Annual Stockholders’ Meeting at 3:00 p.m.

Tick the option you want:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2016 Annual Stockholders’ Meeting take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):
Effective member

Luiz Alberto de Castro Falleiros

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Carlos Roberto de Albuquerque Sá

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – E

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION No. 481/09

1. Inform name of company

Itaú Unibanco Holding S.A.

2. Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the Company

Not applicable.

c. Number and percentage of shares of each type and class and their ownership

Not applicable.

d. Number of shares taken in a loan

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4. Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question.

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder participation in the Meetings.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

7. Inform:

a) The address to which the power of attorney should be sent following its signature;

In order to facilitate the works at the Stockholders´ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates, and other documents listed in the Convening Notice by mail or messenger up to 12:00 p.m. of April 28, 2015 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

b) In the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy;

The Company made available an electronic platform that may be accessed through the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), in the banner “2015 Digital Meeting”, by which the Stockholders may grant an online proxy for representation purposes at the Stockholders´ Meetings, as described below.

To register, Stockholders shall access the electronic platform, as described above, click on item “Register” and fill out the registration form. Upon completing this procedure, the Stockholder will receive, via the email appointed in the registration form, a message to validate the registration carried out in the electronic platform.

After this procedure, the steps described below should be followed by the Stockholder.

For Brazilian Stockholders:

1) The Stockholder should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Stockholder should otherwise request its Digital Certificate. For this purpose, the Stockholder should click on the item “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

• For Individuals – notarized copy of: i) RG; ii) CPF; and iii) proof of residence on behalf of the Stockholder, issued less than three (3) months before; or
• For Legal Entities – notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy which granted powers to the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the Digital Certificate. In case of any doubt about the procedure for obtaining or installing the Digital Certificate, please contact the help desk of the AUTORIDADE DE REGISTRO COMPROVA, by the telephone number +55 (11) 3330-0166, during business hours or by email address. acprivado@comprova.com.br.

2) After obtaining the Digital Certificate, Stockholders will be able to guide their votes through the electronic proxy. Accordingly, the Stockholder should use the computer in which the Digital Certificate is installed to access the electronic platform, as described above, click on item “Access the System” and then on “Login with Digital Certificate”. The available Meetings will be shown in accordance with the type of share selected during the registration (common share, preferred share or both). Stockholders should guide their votes in all issues to be resolved on at the available Meeting(s). Finally, after clicking on “Vote”, the proxy will be generated by the system and should be reviewed by the Stockholder, who will then click on “Sign” to complete the procedure.

3) Finally, Stockholders will receive via email the proof of documentation including the copy of the digitally signed proxy. On the Meeting date, the Stockholders’ vote will be represented by the attorneys- in-fact provided by the Company.

For Foreign Stockholders:

1) The Stockholder’s Legal Representative should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder’s Legal Representative already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Stockholder should otherwise request its Digital Certificate. For this purpose, the Stockholder should click on the item “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

• Legal Representative who is an Individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or
• Legal Representative that is a Legal Entity – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and the CNPJ form; and ii) statement of election of the legal representative individual, as well as notarized copies of such legal representative’s RG/RNE and CPF.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

We clarify that Stockholders who opt for guiding their votes through electronic proxy should follow the procedure described above up to 12:00 a.m. of April 28, 2015.

We emphasize that any costs incurred from issuing the Digital Certificate with the AUTORIDADE DE REGISTRO COMPROVA must be fully borne by the Stockholder.

ATTACHMENT II

ITEM 10 OF ICVM 480/09 ATTACHMENT 24

The information on the results and equity of Itaú Unibanco stated in this chapter is related to the consolidated financial statements. References to annual results correspond the periods from January to December of the years mentioned therein, as well as any references to equity balances, when not specified otherwise, are related to the positions on December 31 of such year.

10.1. Executive officers should comment on:

a)      Financial and equity positions in general

2014

The recovery of the US economy strengthened in 2014. The GDP (Gross Domestic Product) grew from 2.2% in 2013 to 2.4% in 2014. Furthermore, approximately 3.0 million net jobs were created in 2014 and, as a result, unemployment hit 5.6% in December, a rate lower than the average for the last 50 years.

The economic activity in the Eurozone witnessed a modest recovery. The cumulative growth in 2014 was 0.9%, while in 2013 there was a decrease of 0.4%. The economic activity in China continues to gradually slow down, as a result of economic policies aimed at greater growth sustainability, with lower investment and higher consumption.

The second half of the year was characterized by a steep drop in the prices of commodities, particularly oil.

In 2014, economies in Latin America, in general, posted growth rates lower than those in the previous year. Mexico and Colombia are exceptions. Mexico grew 2.1% in 2014 and Colombia grew 5.1% in the 12-month period ended December 31, 2014. Currencies in this region devaluated over the year in relation to the U.S. dollar, reflecting an expectation of monetary tightening in the U.S. and the lower prices of commodities.

In Chile, GDP growth was 2.0%, and Paraguay grew 6.4%, while Uruguay grew 3.9%. Argentina faced a slowdown and posted a 2.6% decrease. Data refer to the 12-month period ended September 30, 2014, with the exception of Argentina´s GDP, which refers to December 31, 2014.

In Brazil, economic activity was lower than expected, with a reduction of consumer and businesses confidence. GDP growth is expected to be close to 0% in 2014.

Lending, based on data from the Central Bank of Brazil (“BACEN”), decreased 0.9% in real terms for the 12-month period until December 2014. The credit reserve as a percentage of GDP increased from 56.1% in December 2013 to 58.9% in December 2014, but the real growth of the credit reserve slowed down from 8.3% to 4.6% in the same period. The systemic default rate remained substantially unchanged over the year and is at 2.9%.

The Brazilian real closed the year at R$2.66/US$, with a 13.4% depreciation against the U.S. dollar over the year. The foreign exchange rate was impacted by external factors, such as the U.S. dollar valuation against other currencies and the drop in the prices of commodities, as well as by local factors, such as an increase in the foreign trade deficit. The BACEN implemented swap-sales program avoided an even higher depreciation.

The twelve-month cumulative inflation as measured by the IPCA reached 6.4% in December, with increases of 6.7% in free prices and of 5.3% in managed prices. With inflation under pressure, in October the BACEN resumed its policy of increasing the Selic rate. The basic interest rate increased by 175 basis points over 2014 and closed the year at 11.75%.

On December 31, 2014, Itaú Unibanco’s assets totaled R$1,208,702 million and stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, in 2013. At the end of 2014, the consolidated operational Basel Ratio was 16.9%.

The table below show the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year ended December 31
	2014	2013	2012	Variation (%)
	(In millions of R$)
Loans to individuals	186,489	168,968	150,697	10.4%
Credit card	59,321	54,234	40,614	9.4%
Personal loans	28,541	27,373	26,999	4.3%
Payroll loans	40,525	22,578	13,551	79.5%
Vehicles	28,927	40,319	51,220	-28.3%
Real estate loans(1)	28,898	24,209	18,047	19.4%
Rural loans(1)	277	254	266	9.0%
Loans to companies(1)	295,089	275,340	246,605	7.2%
Large companies	211,241	190,140	157,912	11.1%
Very small, small and middle market	83,848	85,200	88,693	-1.6%
Latin America	43,942	39,088	29,293	12.4%
Total loan, lease and other credit operations (including endorsements and sureties)	525,519	483,397	426,595	8.7%

(1)
Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. On December 31, 2014, the total real estate loan portfolio in Brazil totaled R$39,235 million and the total rural loan portfolio totaled R$8,254 million, compared to R$34,151 million and R$7,268 million, respectively, at December 31, 2013.

The balance of loan operations, including endorsements and sureties, was R$525,519 million on December 31, 2014, an increase of 8.7% when compared to R$483,397 million on December 31, 2013, in line with the growth of the market for private banks. This increase was mainly in portfolios with lower risk and spreads. The balance of loans to individuals totaled R$186,489 million on December 31, 2014, an increase of 10.4% in relation to December 31, 2013. The credit card and personal loan portfolios grew 9.4% and 4.3%, respectively, when compared to December 31, 2013. The payroll loan portfolio increased 79.5% in relation to December 31, 2013, mainly due to the payroll loans acquired from Banco BMG S.A. (“Banco BMG”), since we have given increased priority to lower risk portfolios. Vehicle financing decreased by 28.3% on December 31, 2014 when compared to December 31, 2013, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing periods. Real estate loans to individuals increased by 19.4% on December 31, 2014, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$295,089 million, an increase of 7.2% in relation to December 31, 2013, mainly influenced by the increase in loans to large companies. Loans to large companies totaled R$211,241 million on December 31, 2014, a growth of 11.1% as compared to December 31, 2013, mainly due to the working capital portfolio and export/import financing. In 2014, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased by 12.4% compared to 2013. This increase reflects the growth of our operations abroad.

The 90-day coverage ratio (defined as the total allowance for loan losses corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 193% on December 31, 2014 as compared to a 90-day coverage ratio of 174% on December 31, 2013. On December 31, 2014 the balance of the minimum allowance for loan and lease losses required by CMN Resolution No. 2,682/99 was increased by R$1,113 million.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$11,572 million on December 31, 2014, representing 2.6% of our total loan portfolio. On December 31, 2014, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.5%, a 140 basis point decrease as compared to December 31, 2013. On December 31, 2014, the default rate in relation to renegotiated loans was 24.1%, a decrease of 590 basis points.

The default rate (loan operations overdue for more than 90 days) was 3.1% on December 31, 2014, a decrease of 60 basis points when compared to December 31, 2013, mainly influenced by the change in the credit profile of our loan portfolio, reaching the lowest historical level since the Itaú and Unibanco merger in November 2008.

On December 31, 2014, the balance of the allowance for loan losses totaled R$26,948 million. Of this total, R$20,618 million relates to the minimum level required by CMN Resolution No. 2,682/99 and R$6,330 million relates to the complementary provision. In the same period, the ratio between the allowance for loan losses and our loan portfolio reached 6.0%, a 40 basis point fall in relation to December 31, 2013.

We will address the main corporate events occurred in the period in item 10.3.

2013

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013, the consolidated operational Basel ratio was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483.397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew 12.1%, whereas loans to companies increased 11.7%, when compared to December 31, 2012. For loans to individuals, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1%, respectively, when compared to the year ended December 31, 2012, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and middle-market companies portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding the portfolio of Credicard S.A. (“Credicard”), the ratio would have reached 3.6% on December 31, 2013.

2012

In the year ended December 31, 2012, consolidated net income amounted to R$13,594 million with annualized return on average equity of 18.4%. On December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, on December 31, 2011. On December 31, 2012, the BIS ratio of the economic-financial consolidated was 16.7%.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to December 31, 2011. The balance of loan operations, including endorsements and sureties, grew at a slower pace in 2012 compared to 2011. On December 31, 2012, loans to individuals grew 1.1%, whereas loans to companies increased 8.5%, when compared to December 31, 2011. For loans to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 34.1%, respectively, when compared to the year ended December 31, 2011, mainly due to the favorable environment in Brazil for real estate loans and payroll loans acquired from Banco BMG, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 15.2% in 2012, in relation to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and middle-market companies portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) increased 34.2% in the year ended December 31, 2012, when compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rates, especially on vehicle loans and personal loans, which follow the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue for more than 360 days. Excluding the impact of these assignment transactions, the 90 day non- performing loan ratio on December 31, 2012 would have been 4.9%.

b) Corporate structure and possibility of redemption of shares or quotas

On December 31, 2014, capital stock comprised 5,530,832,681 shares with no par value, of which 2,770,036,544 were common and 2,760,796,137 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$75,000 million (R$60,000 million on December 31, 2013), of which R$51,563 million (R$41,602 million on December 31, 2013) is held by stockholders domiciled in the country and R$23,437 million (R$18,398 million on December 31, 2013) is held by stockholders domiciled abroad.

We deem the current Basel ratio of 16.9% based on the Consolidated Financial Conglomerate on December 31, 2014 to be appropriate.

I - Cases for redemption

There is no case for the redemption of shares issued by the Issuer besides those which are legally provided for.

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) Sources of financing used for working capital and investments in non-current assets used; e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; g) Limits on the use of the financing already contracted.

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSTIL, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSTIL considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco is responsible for the day-to-day management of the Itaú Unibanco Conglomerate’s liquidity profile, within the parameters set by the Board of Directors and the CSTIL. This includes oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). The United Kingdom and Colombia are the only countries in which we operate where local regulators have established local liquid levels and regulations. As a result of the adoption of the new Basel III liquidity indicators by all G-20 countries, starting in 2015, minimum liquidity levels are expected to apply to Brazil and Argentina as well.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, and unencumbered government securities, whether own portfolio or funded positions of securities purchased under agreements to resell.

The following table presents our operational liquidity reserve on December 31, 2014, 2013 and 2012:

				In millions of R$
	As of December 31,			2014
	2014	2013	2012	Average Balance(1)
Cash and Deposits on Demand	17,527	16,576	13,967	17,475
Funded Positions of Securities Purchased under Agreements to Resell	74,275	23,979	22,896	35,832
Unencumbered Government Securities	45,587	50,573	83,980	57,061
Operational Reserve	137,389	91,128	120,843	110,367
(1) Average calculated based on the quarterly Financial Reports.

Management controls the liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSTIL. These limits aim to ensure that the Itaú Unibanco Conglomerate always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2014, 2013 and 2012:

	Year ended December 31
	2014		2013		2012
	Average balance	% of Total	Average balance	% of Total	Average balance	% of Total
	(In millions of R$, except for percentages)
Interest bearing liabilities	825,797	78.57%	776,984	79.19%	670,969	79.10%
Interest bearing deposits	236,280	22.48%	213,088	21.72%	206,429	24.40%
Savings deposits	111,613	10.62%	93,448	9.52%	73,916	8.70%
Interbank deposits	8,103	0.77%	7,795	0.79%	7,487	0.90%
Time deposits	116,565	11.09%	111,845	11.40%	125,026	14.80%
Deposits received under repurchase agreements	300,635	28.60%	292,301	29.79%	226,135	26.70%
Funds from the acceptance and issue of securities	46,051	4.38%	51,703	5.27%	53,468	6.30%
Borrowings and onlending	80,213	7.63%	68,222	6.95%	56,047	6.60%
Other obligations – Securitization of payment orders and subordinated debt	54,467	5.18%	54,050	5.51%	45,965	5.40%
Technical provisions f or insurance, pension plan and capitalization	108,151	10.29%	97,620	9.95%	82,926	9.80%
Non-interest bearing liabilities	225,299	21.43%	204,140	20.81%	176,822	20.90%
Non-interest bearing deposits	44,857	4.27%	37,601	3.83%	30,386	3.60%
Other non-interest liabilities	180,442	17.17%	166,539	16.97%	146,436	17.30%
Total liabilities	1,051,096	100.00%	981,124	100.00%	847,792	100.00%

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events ordinarily included in long-term financing agreements. On December 31, 2014, none of these events, including any events of default or failure to satisfy financial covenants, had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2015.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco, but are allowed to make deposits in Itaú Unibanco, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had and are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding on December 31, 2014, 2013 and 2012.

	2014		2013		2012
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	294,772	36.1	274,383	36.6	243,200	34.7
Demand deposits	48,733	6.0	42,892	5.7	34,916	5.0
Saving deposits	118,449	14.5	106,166	14.1	83,452	11.9
Time deposits	108,465	13.3	117,131	15.6	117,232	16.7
Interbank deposits	19,125	2.3	8,194	1.1	7,600	1.1
Securities sold under repurchase agreements	325,013	39.8	292,179	38.9	288,818	41.2
Interbank market debt	126,053	15.4	111,119	14.8	96,704	13.8
Mortgage notes	144	0.0	181	0.0	227	0.0
Real estate credit bills	10,832	1.3	8,919	1.2	13,296	1.9
Agribusiness credit bills	7,810	1.0	7,273	1.0	5,322	0.8
Financial credit bills	10,645	1.3	13,823	1.8	18,695	2.7
Import and export financing	43,546	5.3	33,638	4.5	23,077	3.3
On lending‐domestic	45,230	5.5	43,015	5.7	36,048	5.1
Liabilities from transactions related to credit assignments	4,336	0.5	4,233	0.6	‐	‐
Liabilities from sales operations or transfer of financial assets	3,510	0.4	37	0.0	39	0.0
Institucional market debt	71,702	8.8	72,624	9.7	72,748	10.4
Debentures	‐	‐	‐	‐	1,569	0.2
Subordinated debt	55,617	6.8	56,564	7.5	55,180	7.9
Foreign borrowings through securities	16,085	2.0	16,060	2.1	15,999	2.3
Total	817,540	100.0	750,305	100.0	701,470	100.0

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing. The breakdown of funding by maturity is presented in the table as follows:

	12/31/2014
	0-30	31-180	181-365	Over 365	Total	%
Deposits	183,574	36,829	8,538	65,834	294,773	36.3
Deposits received under securities repurchase agreements	161,993	11,280	15,150	136,590	325,013	40.0
Funds from acceptance and issue of securities	3,959	13,834	8,608	21,348	47,750	5.9
Borrowings and onlending	4,795	19,194	23,033	41,753	88,776	10.9
Subordinated debt (*)	174	693	1,966	52,785	55,617	6.9
Total	354,496	81,829	57,295	318,309	811,930
% per maturity term	43.7	10.1	7.1	39.2
Total – 12/31/2013	315,779	80,066	54,197	295,995	746,036
% per maturity term	42.3	10.7	7.3	39.7
(*) It includes R$1,048,455 (R$924,605 at 12/31/2013) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

The table below shows funding through the issuance of subordinated debt securities up to December 31, 2014.

R$ million

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	400	2008	2015	119.8% of CDI	815
	50	2010	2015	113% of CDI	84
	466	2006	2016	100% of CDI + 0.7% (*)	1,083
	2,719	2010	2016	110% to 114% of CDI	4,570
	123			IPCA + 7.21%	226
	367	2010	2017	IPCA + 7.33%	681

				Total	7,459

Subordinated financial bill - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	381
	1,874			112% to 112.5% of CDI	1,955
	30			IPCA + 7%	50
	206	2010	2017	IPCA + 6.95% to 7.2%	280
	3,224	2011	2017	108% to 112% of CDI	3,415
	352			IPCA + 6.15% to 7.8%	502
	138			IGPM + 6.55% to 7.6%	204
				100% of CDI + 1.29% to 1.52%
	3,650				3,762
	500	2012	2017	100% of CDI + 1.12%	505
	42	2011	2018	IGPM + 7%	55
	30			IPCA + 7.53% to 7.7%	40
	461	2012	2018	IPCA + 4.4% to 6.58%	607
				100% of CDI + 1.01% to 1.32%
	3,782				3,877
	6,373			108% to 113% of CDI	6,807
	112			9.95% to 11.95%	143
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	17
	101			IPCA + 4.7% to 6.3%	130
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	28
	1			111% of CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	8
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,974
	20			IGPM + 4.63%	22
	-			Total	25,766

Subordinated Euronotes - USD
	1,000	2010	2020	6.2%	2,684
	1,000	2010	2021	5.75%	2,728
	750	2011	2021	5.75% to 6.2%	2,011
	550	2012	2021	6.2%	1,461
	2,625	2012	2022	5.5% to 5.65%	7,046
	1,870	2012	2023	5.13%	5,001
				Total	20,931

Subordinated bonds - CLP	41,528	2008	2033	3.5% to 4.5%	194
	47,831	2014	2034	3.8%	219
				Total	414
					-
Preferred shares - USD	393	2002	2015	3.04%	1,048
					-
Total					55,617
(*) Subordinated CDBs may be redeemed as from November 2011.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$85,326 (R$75,251 at 12/31/2013), with maturities of 31 to 180 days in the amount of R$ 206,567 (R$182,179 at 12/31/2013) and over 365 days in the amount of R$20,638,857 (R$18,192,518 at 12/31/2013), totaling R$20,930,750 (R$8,449,948 at 12/31/2013.

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. It is worth mentioning that, with respect to secured debt, creditors have priority in relation to the others up to the limit of the asset pledged to secure them, since there is no subordination among the unsecured creditors or subordinated creditors.

The funding through the issuance of subordinated debt securities is as follows:

					R$ million
	December 31, 2014
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	899	6,560	7,459	13.4
Financial bills	85	477	6	25,199	25,766	46.4
Euronotes	85	207	-	20,699	20,991	37.7
Bonds	4	9	13	387	414	0.7
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	174	693	918	52,785	54,569
Redeemable preferred shares	-	-	1,048	-	1,048	1.9
Grand Total (*)	174	693	1,966	52,785	55,617
% per maturity term	0.4	1.2	3.5	94.9

	December 31, 2013
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	3,496	1,885	6,628	12,009	21.2
Financial bills	71	400	5	24,506	24,983	44.2
Euronotes	75	182	-	18,254	18,512	32.8
Bonds	-	9	9	179	197	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Nota 4b)	-	-	-	(62)	(62)	(0.1)
TOTAL OTHER LIABILITIES	146	4,087	1,900	49,506	55,639
Redeemable preferred shares	-	4	-	921	925	1.6
Grand Total (*)	146	4,091	1,900	50,426	56,564
% per maturity term	0.3	7.2	3.4	89.1

	December 31, 2012
	0-30	31-180	181-365	Over 365	Total	%
CDB	673	2,002	121	10,995	13,791	25.0
Financial bills	59	283	5	23,960	24,307	44.1
Euronotes	64	161	-	15,923	16,148	29.2
Bonds	-	4	6	177	187	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Nota 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	797	2,449	132	50,994	54,372
Redeemable preferred shares	-	4	-	803	807	1.5
Grand Total (*)	797	2,453	132	51,797	55,179
% per maturity term	1.4	4.5	0.2	93.9

A table showing the funding through the issuance of subordinated debt securities is included in Item 10.1.(f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control

A portion of our long-term debt has a provision regarding the early repayment of the principal upon the occurrence of certain events, as is ordinarily included in long-term financing contracts. On December 31, 2014, no event of default or non-compliance with finance covenants had occurred.

Additionally, in March 2010 Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program”). The Program establishes that the Issuer itself, or its Cayman Islands branch, may issue subordinated or senior notes (“Notes”) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars).

To date, the following issuances (the “Issuances”) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000 million issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to US$1,000 million issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500 million issued on November 23, 2010, with maturity on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250 million issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated notes and are the second series of the second issuance of Subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500 million issued on June 21, 2011, with final maturity at December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550 million issued on January 24, 2012, with maturity at December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issue of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250 million issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375 million issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870 million issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)
The entity that receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii)	No event of default occurs by carrying out these transactions; and

(iii)
From the first public announcement of the transaction and before its completion: the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

g) Limits on the use of financing already contracted.

Not applicable.

h) Significant changes in each item of the consolidated financial statements

					R$ million
Assets	12/31/2014	12/31/2013	12/31/2012	2014 X 2013	2013 X 2012

Current and long-term receivables	1,188,779	1,088,131	1,001,212	9.2%	8.7%
Cash and cash equivalents	17,527	16,576	13,967	5.7%	18.7%
Interbank investments	229,828	159,653	182,034	44.0%	(12.3%)
Securities and derivative financial instruments	299,627	297,334	276,174	0.8%	7.7%
Interbank and interbranch accounts	63,810	78,100	64,610	(18.3%)	20.9%
Operations with credit granting characteristics and other receivables	451,760	412,235	366,285	9.6%	12.5%
(Allowance for loan losses)	(26,948)	(26,371)	(27,745)	2.2%	(5.0%)
Other assets	153,175	150,604	125,887	1.7%	19.6%
Permanent assets	19,923	17,591	13,213	13.3%	33.1%
Investments	3,526	3,439	2,956	2.5%	16.3%
Fixed assets and leased assets	7,561	6,511	5,566	16.1%	17.0%
Goodwill	204	1,921	101	(89.4%)	1802.0%
Intangible assets	8,632	5,720	4,589	50.9%	24.6%
Total assets	1,208,702	1,105,721	1,014,425	9.3%	9.0%

Liabilities	12/31/2014	12/31/2013	12/31/2012	2014 X 2013	2013 X 2012
Current and long-term liabilities	1,109,017	1,021,668	938,165	8.5%	8.9%
Deposits	294,773	274,383	243,200	7.4%	12.8%
Demand deposits	48,733	42,891	34,916	13.6%	22.8%
Savings deposits	118,449	106,166	83,451	11.6%	27.2%
Interbank deposits	19,125	8,194	7,600	133.4%	7.8%
Time deposits	108,465	117,131	117,232	(7.4%)	(0.1%)
Deposits received under securities repurchase agreements	325,013	292,179	288,818	11.2%	1.2%
Funds from acceptance and issue of securities	47,750	46,256	55,108	3.2%	(16.1%)
Interbank and interbranch accounts	5,260	5,117	4,979	2.8%	2.8%
Borrowings and onlending	88,776	76,653	59,125	15.8%	29.6%
Derivative financial instruments	17,394	11,420	11,128	52.3%	2.6%
Technical provisions f or insurance, pension plan and capitalization	112,675	102,060	93,210	10.4%	9.5%
Other liabilities	217,374	213,598	182,598	1.8%	17.0%
Foreign exchange portfolio	43,176	46,308	31,104	(6.8%)	48.9%
Subordinated debt	54,569	55,639	54,372	(1.9%)	2.3%
Sundry	119,629	111,651	97,121	7.1%	15.0%
Deferred income	1,423	1,125	1,137	26.4%	(1.0%)
Minority interest in subsidiaries	2,415	1,903	903	26.9%	110.8%
Stockholders’ equity	95,848	81,024	74,220	18.3%	9.2%
Total liabilities	1,208,702	1,105,721	1,014,425	9.3%	9.0%

We present below the main changes in the balance sheet accounts on December 31, 2014, 2013 and 2012.

The total assets balance was R$1,208,702 million at the end of 2014, an increase of 9.3% compared to the previous year, since, in 2013, total assets of Itaú Unibanco amounted to R$1,105,721 million. From 2012 to 2013, the increase was 9.0% compared to the balance of R$1,014,425 million in 2012.

The balance of loan operations, without endorsements and sureties, reached R$451,760 million in 2014, an increase of 9.6% in relation to 2013. In Brazil, the portfolio of loans to individuals totaled R$185,660 million, an increase of 10.4% compared to the balance of 2013. In the large companies segment, the portfolio balance was R$144,514 million and in the very small, small and middle-market companies segment it reached R$79,911 million, an increase of 14.5% and a decrease of 2.1% compared to 2013, respectively. The loan and financing operations targeted at the retail market increased 6.3% in the period, totaling R$265,571 million. In 2014, the real estate loan portfolio in Brazil reached R$39,235 million, an increase of 14.9% compared to the previous year. The volume of real estate loans to individual borrowers was R$28,898 million, whereas loans to businesses reached R$10,336 million.

In the 2012-2013 comparison, the balance of loan operations, without endorsements and sureties, increased 12.5%, reaching R$412,235 million. In Brazil, the portfolio of loans to individuals totaled R$168,199 million, which represented an increase of 12.0%. In the large companies segment, the portfolio balance reached R$126,180 million, increasing 21.6%, and in the very small, small and medium sized companies segment, the portfolio reached R$81,601 million, a decrease of 4.2%. The loan and financing operations targeted at the retail market increased 6.1% in the period, totaling R$249,801 million. In 2013, the real estate loan portfolio in Brazil reached R$34,151 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$24,209 million, whereas loans to businesses reached R$9,941 million.

Our main sources of funding are deposits received under repurchase agreements, in the amount of R$325,013 million, and deposits, in the amount of R$294,773 in 2014. Deposits include demand, savings account and interbank deposits. In 2014, total deposits reached R$294,773 million, representing 36.3% of total funds. In 2013, total deposits reached R$274,383 million, representing 36.8% of total funds. In 2012, total deposits reached R$243,200 million, representing 34.7% of total funds. On December 31, 2014, 2013 and 2012, our time deposits represented 36.8%, 42.7% and 48.2% do of total deposits, respectively.

In 2014, the deposits balance increased 7.4%, compared to the same period of the previous year, impacted by increases in the funding through interbank deposits and through savings deposits. In 2013, the deposits balance increased 12.8%, compared to the previous year, impacted by increases in the funding through savings deposits and through demand deposits.

Stockholders’ equity totaled R$95,848 million in 2014, compared to R$81,024 million at the end of 2013, and R$74,220 million in 2012, representing an increase of 18.3% in 2014 as compared to 2013, and of 9.2% in 2013 as compared to the same period of 2012. The variation for 2014, 2013 and 2012 is basically due to the results for the periods. In 2012, the recording of the acquisition of the minority interest of Redecard S.A. (“Redecard” or “Rede”) as a capital transaction contributed to the increase in stockholders’ equity.

Item 10.1 - Additional information:

Not applicable.

Comments on the main changes in the statements of income for 2014, 2013 and 2012 are included in Item 10.2.(a) of this form.

10.2 – Executive officers should comment on:

a) Results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2014 compared to the Year Ended December 31, 2013

Highlights

In 2014 net income amounted to R$20,242 million with annualized return on average equity of 23.5%. At the end of 2014, assets totaled R$1,208,702 million and stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, in 2013.

Net Income

The table below shows the main components of net income in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Income from financial operations	125,024	93,821	33.3%
Expenses on financial operations	(73,137)	(48,702)	50.2%
Income from financial operations before loan losses	51,887	45,119	15.0%
Results of loan losses	(14,203)	(13,595)	4.5%
Gross income from financial operations	37,684	31,525	19.5%
Other operating revenues (expenses)	(11,555)	(11,769)	(1.8%)
Operating income	26,128	19,756	32.3%
Non-operating income	1,116	37	2916.2%
Income before taxes on income and prof it sharing	27,245	19,793	37.6%
Income tax and social contribution expenses	(6,437)	(3,702)	73.9%
Profit sharing	(261)	(259)	0.7%
Minority interest in subsidiaries	(305)	(136)	124.0%
Net income	20,242	15,696	29.0%

In 2014, net income was influenced by non-recurring revenue. Please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the main components of our income from financial operations in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	67,439	58,839	14.6%
Securities and derivative financial instruments	39,137	25,337	54.5%
Insurance, pension plan and capitalization	9,883	3,893	153.9%
Foreign exchange operations	2,671	1,325	101.6%
Compulsory deposits	5,893	4,428	33.1%
Total income from financial operations	125,024	93,821	33.3%

Income from financial operations increased 33.3%, from R$93,821 million in 2013 to R$125,024 million in 2014, an increase of R$31,202 million. This increase was primarily due to the rise in income from securities and derivative financial instruments, loan, lease and other credit operations, and from insurance, pension plan and capitalization.

Income from Loan, Lease and Other Credit Operations, including Sureties and Endorsements

Income from loan, lease and other credit operations increased 14.6%, from R$58,839 million in 2013 to R$67,439 million in 2014, an increase of R$8,601 million. This increase was mainly due to the growth in our loan operations by 8.7%, combined with the growth in short-term products, which are sensitive to movements in interest rates, such as overdrafts and credit cards.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments increased by 54.5%, or R$13,800 million, from R$25,337 million in 2013 to R$39,137 million in 2014. This increase in income from securities and derivative financial instruments reflects the larger gains from these instruments used to hedge the impact of exchange rate variations on our investments in foreign subsidiaries and the rise in the average Selic rate between the periods.

Result from Insurance, Pension Plan and Capitalization Operations

Result from insurance, pension plan and capitalization operations increased 153.9%, from R$3,893 million in 2013 to R$9,883 million in 2014, an increase of R$5,990 million. This was due to the increased income from pension plans, impacted by a higher average Selic rate which led to the rise in the profitability of fixed income funds in those periods.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,347 million in 2013 to R$2,671 million in 2014. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits increased by 33.1%, or R$1,465 million, from R$4,428 million in for the year ended December 31, 2013 to R$5,893 million for the year ended December 31, 2014. In 2014, we recorded compulsory deposits of R$63,106 million compared to R$77,010 million in 2013, of which R$59,714 million and R$71,877 million, respectively, were interest earning. This increase was primarily due to the rise in the Selic rate, from 8.3% in 2013 to 10.9% in 2014.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Money market	54,125	41,599	30.1%
Technical provisions for pension plan and capitalization	8,987	3,436	161.5%
Borrowings and onlending	10,026	3,666	173.5%
Total expenses on financial operations	73,137	48,702	50.2%

Expenses on financial operations increased by 50.2%, from R$48,702 million in 2013 to R$73,137 million in 2014, an increase of R$24,435 million, mainly due to the rise in money market expenses as discussed below.

Money Market Expenses

Expenses on money market transactions increased by 30.1%, from R$41,599 million in 2013 to R$54,125 million in 2014, an increase of R$12,525 million. This increase was affected by the increased balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies, in addition to the rise in the Selic rate, from 8.3% in 2013 to 10.9% in 2014.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

Financial expenses on technical provisions for pension plan and capitalization operations increased by 161.5%, from R$3,436 million in 2013 to R$8,987 million in 2014, an increase of R$5,551 million, mainly due to higher expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased 173.5%, or R$6,359 million, from R$3,666 million in 2013 to R$10,026 million in 2014, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses decreased by 15.0%, from R$45,119 million in 2013 to R$51,887 million in 2014, a reduction of R$6,767 million, mainly as a result of the factors described in the “Income from Financial Operations” and “Expenses on Financial Operations” topics.

Result of Allowance for Loan Losses

Result of allowance for loan losses increased by 4.5% in relation to 2013, from R$13,595 million for the year ended December 31, 2013 to R$14,203 million for the year ended December 31, 2014, a rise of R$608 million. The following table describes the main components of the result of allowance for loan losses in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(19,252)	(18,655)	3.2%
Income from recovery of credits written off as losses	5,049	5,060	(0.2%)
Result of allowance for loan losses	(14,203)	(13,595)	4.5%

Expenses for Allowance for Loan Losses

Expenses for allowance for loan losses increased by 3.2%, from R$18,655 million in 2013 to R$19,252 million in 2014, an increase of R$597 million. Our 90-day non-performing loan ratio on December 31, 2014 was 3.1%, a 60 basis point fall in relation to the same period of 2013. The acquisition of Credicard at the end of 2013 also contributed to this result, since it increased our loan portfolio by R$8.2 billion.

Income from Recovery of Credits Written Off as Losses

Income from recovery of credits written off as losses amounted to R$5,049 million in 2014, a decrease of 0.2% compared to the same period of the previous year, when this income was R$5,060 million.

Gross Income from Financial Operations

Gross income from financial operations increased 19.5%, from R$31,525 million in 2013 to R$37,684 million in 2014. The increase of R$6,159 million is due to the increase in income from financial operations.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	27,740	24,066	15.3%
Results from insurance, pension plans and capitalization operations	3,834	3,528	8.7%
Personnel expenses	(16,443)	(15,329)	7.3%
Other administrative expenses	(16,211)	(15,087)	7.5%
Tax expenses	(5,087)	(4,328)	17.5%
Equity in the earnings of affiliates and other investments	610	834	-26.9%
Other operating revenues	557	957	-41.8%
Other operating expenses	(6,555)	(6,409)	2.3%
Total other operating revenue (expenses)	(11,555)	(11,769)	(1.8%)

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 15.3%, from R$24,066 million in 2013 to R$27,740 million in 2014, an increase of R$3,674 million.

Banking service fees increased by 13.9%, from R$16,811 million in 2013 to R$19,145 million in 2014, an increase of R$2,334 million. This increase was mainly due to the growth of R$1,412 million, or 18.6%, in income from credit cards when compared to 2013. Revenues from credit operations and guarantees provided also increased 12.7%, or R$226 million in 2013, mainly due to the 15.3% increase in revenues from guarantees provided, from R$977 million in 2013 to R$1,127 million in 2014.

Income from banking charges increased by 18.5%, from R$7,255 million in 2013 to R$8,595 million in 2014, mainly impacted by the increased income from checking account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$523 million in revenues from annual credit card fees.

Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased by 8.7%, from R$3,528 million in 2013 to R$3,834 million in 2014, an increase of R$306 million, mainly influenced by lower expenses from changes in technical provisions in the period.

Personnel Expenses

Our personnel expenses increased by 7.3%, from R$15,329 million in 2013 to R$16,443 million in 2014, an increase of R$1,114 million. The increase in personnel expenses was mainly due to the impact of the labor union agreements reached in October 2013 and 2014, which adjusted by 8,0% and 8.5%, respectively, the compensation, social benefits and charges, with a provision for the related impacts as from September of each year.

Other Administrative Expenses

Administrative expenses increased by 7.5%, from R$15,087 million in 2013 to R$16,211 million in 2014, an increase of R$1,124 million. This increase in other administrative expenses was mainly due to the higher expenses on services from third parties and depreciation and amortization, mainly due to higher expenses from software amortization. Additionally, expenses on the increased operating activity rose, mainly those related to data processing and telecommunications, which increased 4.6% in relation to the previous year.

Tax Expenses

Our tax expenses increased 17.5%, from R$4,328 million in 2013 to R$5,087 million in 2014, an increase of R$759 million. The increase was mainly due to our increased revenues.

Equity in the Earnings of Affiliates and Other Investments

Our equity in the earnings of affiliates and other investments decreased by 26.9%, from R$834 million in 2013 to R$610 million in 2014, a fall of R$224 million, mainly due to the lower results from the interest of Porto Seguro Itaú Unibanco Participações S.A. (“Porto Seguro”). For further information, see Note 16(a) to the annual financial statements.

Other Operating Revenues

Other operating revenues decreased 41.8%, from R$957 million in 2013 to R$557 million in 2014, a drop of R$400 million.

Other Operating Expenses

Other operating expenses increased by 2.3%, from R$6,409 million in 2013 to R$6,555 million in 2014, an increase of R$146 million, mainly due to increased marketing expenses – credit card, especially as a result of the acquisition of Credicard and the reclassification of expenses in the line items.

Operating Income

Our operating income increased by 32.3%, from R$19,756 million in 2013 to R$26,128 million in 2014, an increase of R$6,372 million.

Non-Operating Income

Our non-operating income decreased from R$37 million in 2013 to R$1,116 million in 2014, a drop of R$1,079 million. In 2013, non-operating income basically refers to the profit on disposal of investment in Itaú Seguros Soluções Corporativas S.A. (ISSC).

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing increased by 37.6% when compared to 2013, from R$19,793 million to R$27,245 million in 2014, an increase of R$7,452 million.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	27,245	19,793	37.6%
Charges (income tax and social contribution) at the rates in effect	(10,898)	(7,917)	37.6%
Increase/decrease to income tax and social contribution charges arising from:	4,461	4,215	5.8%
(Additions) exclusions
Foreign exchange variation on investments abroad	1,471	1,375	7.0%
Interest on capital	1,738	1,619	7.3%
Dividends, interest on external debt bonds and tax incentives	311	170	82.5%
(Expenses)/Income from deferred taxes	1,280	4,489	-71.5%
Other	(339)	(3,439)	-90.1%
Total income tax and social contribution expenses	(6,437)	(3,702)	73.9%

Income tax and social contributions increased by 73.9%, totaling R$6,437 million in 2014, when compared to an expense of R$3,702 million in 2013. The increase in income tax and social contribution expenses is in line with the increase in our income before taxes on income and profit sharing.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences."  For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. In the year ended December 31, 2014, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for Brazilian tax purposes. The depreciation of the Brazilian real generated taxable gains on derivative instruments used as economic hedge, and taxable exchange rate gains on liabilities used as economic hedge.

Profit Sharing

The profit sharing of our management members increased by 0.7%, from R$259 million in 2013 to R$261 million in 2014, an increase of R$2 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased, from an expense of R$136 million in 2013, to an expense of R$305 million in 2014, which represented an increase of 124.0%, or R$169 million, mainly due to the results from Itaú BMG Consignado. For further information, see Note 16(e) to the annual consolidated financial statements.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Highlights

For the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013 the BIS ratio – financial conglomerate was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew by 12.1%, whereas loans to companies increased by 11.7%, when compared to December 31, 2012. For loans to companies, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1% when compared to the year ended December 31, 2012, respectively, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and middle market companies portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% when compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the fall in the default rate arising from our focus on lower risk portfolios of products and clients... The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding Credicard portfolio, the ratio would have reached 3.6% on December 31, 2013.

The 90-day coverage ratio (defined as the total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 174% on December 31, 2013 as compared to a 90-day coverage ratio of 158% on December 31, 2012. On December 31, 2013 the minimum allowance for loan and lease losses required by CMN Resolution No. 2,682/99 was increased by R$159 million, reaching R$5,217 million. The renegotiated loan portfolio (including extended, modified and deferred repayments) totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio, a decrease of 90 basis points in relation to December 31, 2012.

Net Income

The table below shows the main components of net income for the years ended December 31, 2013 and 2012.

	Year ended December 31
	2013	2012	Variation (%)
	(In millions of R$)
Income from financial operations	93,821	99,878	(6.1%)
Expenses on financial operations	(48,702)	(49,382)	(1.4%)
Income from financial operations before loan losses	45,119	50,496	(10.6%)
Results of loan losses	(13,595)	(19,362)	(29.8%)
Gross income from financial operations	31,525	31,134	1.3%
Other operating revenues (expenses)	(11,769)	(14,845)	(20.7%)
Operating income	19,756	16,289	21.3%
Non-operating income	37	1,242	(97.0%)
Income before taxes on income and profit sharing	19,793	17,531	12.9%
Income tax and social contribution expenses	(3,702)	(3,224)	14.8%
Prof it sharing	(259)	(159)	62.8%
Minority interest in subsidiaries	(136)	(554)	(75.4%)
Net income	15,696	13,594	15.5%

For the year ended December 31, 2013, net income was influenced by non-recurring revenue. Please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2013 and 2012.

	Year ended December 31
	2013	2012	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	58,839	60,164	(2.2%)
Securities and derivative financial instruments	25,337	25,803	(1.8%)
Insurance, pension plan and capitalization	3,893	7,144	(45.5%)
Foreign exchange operations	1,325	1,283	3.3%
Compulsory deposits	4,428	5,484	(19.3%)
Total income from financial operations	93,821	99,878	(6.1%)

Income from financial operations decreased by 6.1% from R$99,878 million for the year ended December 31, 2012 to R$93,821 million for the year ended December 31, 2013, a decrease of R$6,057 million. This decrease is primarily due to the decrease in income from insurance, pension plan and capitalization, from loan, lease and other credit operations, from compulsory deposits and from securities and derivative financial instruments.

Income from Loan, Lease and Other Credit Operations, including Sureties and Endorsements

Income from loan, lease and other credit operations decreased by 2.2%, from R$60,164 million for the year ended December 31, 2012 to R$58,839 million for the year ended December 31, 2013, a decrease of R$1,325 million. This decrease was mainly due to the change in our loan portfolio mix, focused on lower risk products and clients, which resulted in lower spreads and default rates.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Loans to individuals	168,968	150,697	12.1%
Credit card	54,234	40,614	33.5%
Personal loans	27,373	26,999	1.4%
Payroll loans	22,578	13,551	66.6%
Vehicles	40,319	51,220	(21.3%)
Mortgage loans(1)	24,209	18,047	34.1%
Rural loans(1)	254	266	(4.6%)
Loans to companies (1)	275,340	246,605	11.7%
Large companies	190,140	157,912	20.4%
Very small, small and middle market	85,200	88,693	(3.9%)
Latin America	39,088	29,293	33.4%
Total of loans, leases and other credit operations (including sureties and endorsements )	483,397	426,595	13.3%

(1)
Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. On December 31, 2013 the total real estate loan portfolio in Brazil totaled R$34,151 million and the total rural loan portfolio totaled R$7,268 million, compared to R$25,837 million and R$6,616 million, respectively, on December 31, 2012.

The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to R$426,595 million on December 31, 2012, in line with the growth of the market for private banks. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. The portfolio of loans to individuals totaled R$168,968 million on December 31, 2013, an increase of 12.1% as compared to December 31, 2012. The credit card and personal loan portfolios grew 33.5% and 1.4%, respectively, when compared to December 31, 2012. The payroll loan portfolio increased 66.6% in relation to December 31, 2012, mainly due to the payroll loans acquired from Banco BMG, as we focused on lower risk portfolios. Vehicle financing decreased by 21.3% on December 31, 2013 compared to December 31, 2012, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.1% on December 31, 2013, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$275,340 million, an increase of 11.7% in relation to December 31, 2012, mainly influenced by the increase in loans to large companies. Loans to large companies totaled R$190,140 million on December 31, 2013, a growth of 20.4% as compared to December 31, 2012, mainly due to export/import financing and payroll loans acquired from other financial institutions. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio. On December 31, 2013, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 51.9%, a 160 basis point increase as compared to December 31, 2012. On December 31, 2013, the default rate in relation to renegotiated loans was 30.0%, a decrease of 360 basis points.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.8%, or R$465 million, from R$25,803 million for the year ended December 31, 2012, to R$25,337 million for the year ended December 31, 2013. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad and a reduction in the average SELIC rate.

Result from Insurance, Pension Plan and Capitalization Operations

Income from insurance, pension plan and capitalization operations decreased by 45.5%, from R$7,144 million for the year ended December 31, 2012 to R$3,893 million for the year ended December 31, 2013, a decrease of R$3,251 million. This was due to decreased revenue from pension plans, impacted by higher future interest rates that affected fixed income funds in the pension market.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,283 million for the year ended December 31, 2013 to R$1,325 million for the year ended December 31, 2013, This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased by 19.3%, or R$1,056 million, from R$5,484 million for the year ended December 31, 2012 to R$4,428 million for the year ended December 31, 2013. On December 31, 2013, we had compulsory deposits of R$77,010 million compared to R$63,701 million on December 31, 2012, of which R$71,877 million and R$57,253 million, respectively, were interest earning. This decrease was primarily due to the decrease in the average SELIC rate, from 8.6% in the year ended December 31, 2012 to 8.3% in the year ended December 31, 2013.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Money market	41,599	40,426	2.9%
Technical provisions for pension plan and capitalization	3,436	6,513	(47.2%)
Borrowing and onlending	3,666	2,443	50.1%
Total expenses on financial operations	48,702	49,382	(1.4%)

Expenses on financial operations decreased by 1.4%, from R$49,382 million for the year ended December 31, 2012 to R$48,702 million for the year ended December 31, 2013, a decrease of R$680 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on money market transactions increased by 2.9%, from R$40,426 million for the year ended December 31, 2012 to R$41,599 million for the year ended December 31, 2013, an increase of R$1,173 million. This decrease was influenced by the increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in or indexed to foreign currencies. This decrease was partially offset by the decrease in the average SELIC rate, from 8.6% in the year ended December 31, 2012 to 8.3% in the year ended December 31, 2013.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

Expenses on technical provisions for pension plan and capitalization operations decreased by 47.2%, from R$6,513 million for the year ended December 31, 2012 to R$3,436 million for the year ended December 31, 2013, a decrease of R$3,077 million, mainly due to a decrease in expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased by 50.1%, or R$1,223 million, from R$2,443 million for year ended December 31, 2012 to R$3,666 million for the year ended December 31, 2013, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses decreased by 10.6%, from R$50,496 million for the year ended December 31, 2012 to R$45,119 million for the year ended December 31, 2013, a decrease of R$5,337 million, mainly as a result of the factors described in the “Income from Financial Operations” and “Expenses on Financial Operations” topics.

Result of Allowance for Loan Losses

The result of allowance for loan losses decreased by 29.8% in relation to 2012, from R$19,362 million for the year ended December 31, 2012 to R$13,595 million for the year ended December 31, 2013, a drop of R$5,767 million. The table below describes the main components of the result of allowance for loan losses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(18,655)	(24,025)	(22.4%)
Income from recovery of credits written off as loss	5,060	4,663	8.5%
Result of allowance for loan losses	(13,595)	(19,362)	(29.8%)

Expenses for Allowance for Loan Losses

Expenses for allowance for loan losses decreased by 22.4%, from R$24,025 million for the year ended December 31, 2012 to R$18,665 million for the year ended December 31, 2013, a decrease of R$5,370 million. This decrease is mainly due to the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels. Our 90-day non-performing loan ratio on December 31, 2013 was 3.7%, a 110 basis point decrease in relation to the same period of 2012.

On December 31, 2013, the balance of the allowance for loan losses totaled R$26,371 million. Of this total, R$21,154 million relates to the minimum level required by CMN Resolution No. 2,682/99, and R$5,271 million relates to the complementary provision. In the same period, the ratio between the allowance for loan losses and our loan portfolio reached 6.4%, a 120 basis point drop in relation to December 31, 2012.

Income from Recovery of Credits Written Off as Losses

Income from recovery of credits written off as losses amounted to R$5,060 million for the year ended December 31, 2013, an increase of 8.5% compared to the same period of the previous year, when this income was R$4,663 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Gross income from financial operations increased 1.3%, from R$31,134 million for the year ended December 31, 2012 to R$31,525 million in the same period of 2013. This increase of R$391 million is due to the increase in the result of allowance for loan and lease losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	24,066	20,313	18.5%
Results from insurance, pension plans and capitalization	3,528	2,990	18.0%
Personnel expenses	(15,329)	(14,027)	9.3%
Other administrative expenses	(15,087)	(14,192)	6.3%
Tax expenses	(4,328)	(4,485)	(3.5%)
Equity in the earnings of affiliates and other investments	834	335	149.0%
Other operating revenue	957	278	244.2%
Other operating expenses	(6,409)	(6,058)	5.8%
Total other operating revenue (expenses )	(11,769)	(14,845)	(20.7%)

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 18.5%, from R$20,313 million for the year ended December 31, 2012 to R$24,066 million for the year ended December 31, 2013, an increase of R$3,753 million.

Banking service fees increased by 16.0%, from R$14,488 million for the year ended December 31, 2012 to R$16,811 million for the year ended December 31, 2013, an increase of R$2,323 million. This increase was mainly due to the increase of R$1,445 million, or 23.5%, in income from credit cards when compared to December 31, 2012. Asset management revenues also increased 15.9%, or R$491 million, compared to December 31, 2012, mainly due to the 7.7% increase in revenues from consortia management, from R$218 million for the year ended December 31, 2012 to R$410 million for the year ended December 31, 2013.

Income from banking charges increased 24.5%, from R$5,825 million for the year ended December 31, 2012 to R$7,255 million for the year ended December 31, 2013, mainly influenced by the increase of R$819 million, or 35.0%, in income from checking account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$427 million in revenues from annual credit card fees.

Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plan and capitalization operations increased by 18.0%, from R$2,990 million for the year ended December 31, 2012 to R$3,528 million for the year ended December 31, 2013, an increase of R$538 million, mainly influenced by lower expenses from changes in technical provisions in the period.

Personnel Expenses

Our personnel expenses increased by 9.3%, from R$14,027 million for the year ended December 31, 2012 to R$15,329 million for the year ended December 31, 2013, an increase of R$1,302 million. The increase in personnel expenses was mainly due to the impact of the labor union agreements reached in October 2012 and 2013, which adjusted by 7,5%% and 8,0%, respectively, the compensation, social benefits and charges, with a provision for the related impacts as from September of each year.

Other Administrative Expenses

Administrative expenses increased by 6.3%, from R$14,192 million for the year ended December 31, 2012 to R$15,087 million for the same period of 2013, an increase of R$895 million. This increase in other administrative expenses was mainly due to higher expenses on advertising, promotions and publications and expenses related to the higher operating activity, especially those related to data processing and telecommunications. Additionally, our depreciation and amortization expenses increased by 13.7% in relation to the previous year, mainly due to higher software amortization expenses.

Tax Expenses

Our tax expenses decreased by 3.5%, from R$4,485 million for the year ended December 31, 2012 to R$4,328 million in 2013, a decrease of R$157 million. The decrease is mainly due to the effect from the results of the hedge of our investments in subsidiaries abroad using foreign-currency denominated liabilities or derivative instruments, which are deductible for the purpose of Brazilian taxes

Equity in the Earnings of Affiliates and Other Investments

Our equity in the earnings of affiliates and other investments increased by 149.0%, from R$335 million for the year ended December 31, 2012 to R$834 million in 2013, an increase of R$499 million, mainly due to the higher results from the interest of Porto Seguro and to the effect of the appraisal of the investment by the Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil – IRB) under the equity method as from the fourth quarter of 2013, considering the evaluation of significant influence after the completion of the privatization process. For further information, see Note 16 (a) to the annual consolidated financial statements.

Other Operating Revenues

Other operating revenues increased by 244.2%, from R$278 million for the year ended December 31, 2012 to R$957 million in 2013, an increase of R$678 million.

Other Operating Expenses

Other operating expenses increased by 5.8%, from R$6,058 million for the year ended December 31, 2012 to R$6,409 million in 2013, an increase of R$351 million, mainly due to the increase in the provision for tax and social security contingencies.

Operating Income

Our operating income increased by 21.3%, from R$16,289 million for the year ended December 31, 2012 to R$19,756 million in 2013, an increase of R$3,467 million.

Non-Operating Income

Our non-operating income decreased by 97% in relation to the previous year, from R$1,242 million for the year ended December 31, 2012 to R$37 million in 2013, a decrease of R$1,205 million. In 2012, we recorded income from the sale of our interest in Serasa S.A. (“Serasa”) in the amount of R$1,542 million.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing increased by 12.9% for the year ended December 31, 2012, from R$17,531 million to R$19,793 million for the year ended December 31, 2013, an increase of R$2,262 million.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	19,793	17,531	12.9%
Charges (income tax and social contribution) at the rates in effect	(7,917)	(7,012)	12.9%
Increase /decrease to income tax and social contribution charges arising from:	4,215	3,788	11.3%
(Additions) exclusions
Foreign exchange variation on investments abroad	1,375	617	122.9%
Interest on capital	1,619	1,789	(9.5%)
Dividends, interest on external debt bonds and tax incentives	170	188	(9.6%)
Prior period increases (reversal)	-	738	(100.0%)
Other	1,050	456	130.3%
Total income tax and social contribution expense	(3,702)	(3,224)	14.8%

Income tax and social contributions increased 14.8%, totaling R$3,702 million for the year ended December 31, 2013, when compared to an expense of R$3,224 million in 2012. The increase in income tax and social contribution expenses is in line with the increase in our income before taxes on income and profit sharing.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. In the year ended December 31, 2013, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the Brazilian real generated taxable gains on derivative instruments used as economic hedge, and taxable exchange rate gains on liabilities used as economic hedge.

Profit Sharing

The profit sharing of members of our management increased 62.8%, from R$159 million for the year ended December 31, 2012 to R$259 million in 2013, an increase of R$100 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$554 million for the year ended December 31, 2012, to an expense of R$136 million in 2013, a decrease of 75.4%, or R$418 million, mainly due to the acquisition of our interest in Redecard. For further information, see Note 16(e) to the annual consolidated financial statements.

10.2 – Executive officers should comment on:

b)      Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

There were no significant changes in income attributable to the modification of prices in our main inputs and products, foreign Exchange rates and inflation for the periods considered (2014, 2013 and 2012).

c)      Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

In compliance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would highlight that the results presented will not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

									R$million
Banking portfolio	Exposure	31/12/2014 (*)			31/12/2013 (*)			31/12/2012 (*)
Risk Factors	Risk of Variation in:	Scenarios			Scenarios			Scenarios
		I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(1)	(127)	(238)	(1)	(28)	(56)	(1)	(28)	(56)
Foreign exchange coupons	Rates of currency coupons	0	(2)	(3)	(0)	(3)	(6)	0	(3)	(6)
Foreign currencies	Exchange variations	1	166	337	(0)	(10)	(20)	0	(10)	(20)
Price indices	Rates of price index coupons	(0)	(6)	(12)	(1)	(13)	(25)	(1)	(13)	(25)
Reference rate	Rate of TR coupons	(0)	(5)	(10)	0	(9)	(18)	0	(9)	(18)
Shares	Share price	(0)	(12)	(36)	4	(112)	(225)	4	(112)	(225)
Total		(0)	15	39	3	(175)	(350)	3	(175)	(350)
(*) Amounts net of tax effects.

The banking book is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the Company. It has no intention of resale and medium- to long-term time horizons as general guidelines.

								R$million
Trading and banking portfolio	Exposure	31/12/2014 (*)			31/12/2013 (*)			31/12/2012 (*)

Risk Factors	Risk of Variation in:	Scenarios			Scenarios			Scenarios
		I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(5)	(1,418)	(2,689)	(2)	(52)	(190)	(4)	(95)	(190)
Foreign exchange coupons	Rates of currency coupons	0	(19)	(34)	0	(9)	(72)	(1)	(37)	(72)
Foreign currencies	Exchange variations	(17)	(248)	(414)	3	(80)	(211)	4	(105)	(211)
Price indices	Rates of price index coupons	(2)	(239)	(431)	(4)	(104)	(128)	(3)	(66)	(128)
Reference rate	Rate of TR coupons	1	(224)	(473)	0	(6)	(246)	(5)	(126)	(246)
Shares	Share price	2	(50)	(122)	3	(72)	(332)	7	(166)	(332)
Total		(22)	(2,197)	(4,164)	0	(323)	(1,178)	(2)	(595)	(1,178)
(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one basis point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

Scenario II: Shocks at 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

We have recently improved our methodology for calculating the Consolidated VaR by migrating from the Parametric approach to the “Historical Simulation” approach (except for the Foreign Units). This new methodology fully reprices all positions by using the actual historical distribution of the volatilities. From January 1 to December 31, 2014, the total average Value at Risk (VaR) of the Consolidated amounted to R$131.9 million under the historical simulation approach. For this same period, our total average VaR under the parametric approach was R$125.5 million when compared to the amount of R$224.5 million for the whole of 2013. In the period, we maintained our conservative management and diversified portfolio, and operated in lower VaR levels within reduced limits in relation to the bank’s capital.

The structural gap, composed of commercial transactions and their respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

The Financial Margin with the Market, arising from the trading of financial assets through proprietary positions, the gap currency management, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets, totaled R$3,595 million in 2014, R$1,944 million in 2013, and R$3,810 million in 2012. The financial margin of operations with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary trading operations. The increase of R$1,651 million in the financial margin with the market in 2014 in relation to 2013 was mainly impacted by the higher result from the management of the structural positions. In 2012, it recorded a decrease of R$10 million when compared to 2011.

Additionally, we adopted a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Our strategy to manage the foreign exchange risk associated with the capital invested abroad is aimed at mitigating, through financial instruments, the effects arising from the foreign exchange variation, and includes the impact of all tax effects accordingly.

In periods when variations between the Brazilian real and foreign currencies are considerable, there is a significant impact on financial income and expenses.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2014, the net foreign exchange position, including investments abroad, was a liability totaling US$10.157 million. We point out that the policy of mitigation management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange changes on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, is practically null and, therefore, consistent with the strategy of low risk exposure that we adopted.

			$ million (except when otherwise stated)
	December 31, 2014
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	17,527	9,310	7,391	1,919	8,942
Interbank investments	229,828	214,455	214,455	0	15,373
Securities	299,627	255,357	252,662	2,695	69,099
Loan and lease operations	424,812	331,911	318,567	13,344	144,242
Operations with credit granting characteristics	451,760	356,447	343,103	13,344	146,654
(Allowance for loan losses)	(26,948)	(24,536)	(24,536)	0	(2,412)
Other assets	216,984	183,586	169,944	13,642	56,916
Foreign exchange portfolio	42,392	25,590	11,965	13,625	37,964
Other	174,592	157,996	157,979	17	18,953
Permanent assets	19,923	62,289	18,934	43,355	988
Total assets	1,208,702	1,056,909	981,953	74,956	295,562
Derivativs - long position				96,651
Total assets (a)				171,606

	December 31, 2014
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	294,773	196,257	195,611	645	100,927
Deposits received under securities repurchase agreements	325,013	309,670	309,670	0	15,343
Funds from acceptace and issue of securities	47,750	56,185	32,757	23,427	13,954
Borrowings and onlendings	88,776	99,905	45,483	54,423	40,202
Interbank and interbranch accounts	5,260	5,049	2,920	2,129	211
Derivative financial instruments	17,394	11,219	11,219	-	6,931
Other liabilities	217,374	167,602	151,066	16,536	73,265
Foreign exchange portfolio	43,176	25,833	9,395	16,438	38,505
Other	174,198	141,769	141,671	98	34,760
Technical provisions for insurance, pension plan
and capitalization	112,675	112,616	112,613	3	59
Deferred income	1,423	1,157	688	469	266
Minority interest in subsidiaries	2,415	1,401	1,401	-	1,049
Stockholders’ equity of parent company	95,848	95,848	95,848	-	43,355
Capital and reserves	75,606	75,636	75,636	-	41,030
Income for the period	20,242	20,212	20,212	-	2,325
Total liabilities	1,208,702	1,056,909	959,277	97,632	295,562
Derivatives - short position				100,952
Total liabilities and stockholders’ equity after adjustments				198,584
(b)
Net foreign exchange position - Itaú Unibanco (c = a - b)				(26,978)
Net foreign exchange position - Itaú Unibanco (c) in US$				(10,157)

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a)	introduction or disposal of operating segments

Disclosure of Results per Segment

During the first quarter of 2013, the presentation of our segments was changed to be more aligned to the monitoring of the evolution of results. There have also been changes in nomenclature, in order to adapt it to our current structure: Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation. The results of the middle market companies, previously allocated in the former Commercial Banking segment, are now reported in the Wholesale Banking segment (former Itaú BBA segment).

The current business segments of Itaú Unibanco are described below:

✓
Commercial Banking – Retail: the result of this segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Banking clients and the companies segment (very small and small companies).

✓
Consumer Credit - Retail: the result of this segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low-income population.

✓
Wholesale Banking: the result of the Wholesale Banking segment arises from the products and services offered to middle market companies and the activities of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

✓
Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes in the structure of Itaú Unibanco’s management were announced, which is the agenda of the Extraordinary Stockholders’ Meeting of April 29, at 3:10 p.m., addressed in this manual. Therefore, the Board of Directors will comprise General Managers, with specific functions related to Wholesale, Retail, Technology and Operations, Executive Vice-Presidents, Executive Officers and Officers.

b)  Incorporation, acquisition or disposal of ownership interest

2014

Large Corporate P&C Insurance Business

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd., through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interests in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle and large companies with high-insured value policies. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on pro forma data of December 31, 2013, the large risk insurance operations comprised stockholders’ equity of R$364 million, assets of R$5.8 billion, and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid is subject to future price adjustment based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling shareholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca. Some of the regulatory approvals that are required for completing this transaction have already been secured.

This transaction is not expected to have material accounting effects on the results of Itaú Unibanco, which will consolidate Itaú CorpBanca in its financial statements.

2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. The transaction was subject to approval by the BACEN, which was obtained on December 12, 2013, and settled on December 20, 2013.

Banco Credicard and Credicard Promotora are entities responsible for the offer and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements as from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

2012

REDE

On September 24, 2012, Itaú Unibanco completed the auction of the Tender Public Offer (“OPA”) to cancel Redecard’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, Itaú Unibanco now holds 100% of Rede’s capital stock, with the purchase of 335,413,093 common shares for R$11.7 billion.

The change is interest in Rede is recorded as capital transaction, since it does not represent change in control. The difference between the amount paid and the amount corresponding to minority stockholders was directly recognized in the Consolidated Stockholders’ Equity under Revenue Reserves.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining all the required approval, Banco BMG is now the controlling shareholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of the business unification, Banco BMG’s stake in the total capital and voting stock of Itaú BMG Consignado was increased from 30% to 40%, through a capital increase, which was entirely subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

Serasa

On October 22, 2012, Itaú Unibanco, by way of BIU Participações, S.A., sold to Experian Brasil Ltda. the remaining interest of 16.14% it held in the capital stock of Serasa, the company leader in credit analysis and information services and products.

The result from this sale, before taxes, was approximately R$ 1.5 billion in the fourth quarter of 2012.

c)  Unusual events or operations

In 2014, 2013, and 2012 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2014	2013	2012
Recurring net income	20,619	15,836	14,043
Non-recurring events	(377)	(140)	(449)
Gain from sale of large risk insurance operations	736	-	-
IRB	62	131	-
Complementary allowance for loan losses	(668)	-	-
Goodwill amortization	(177)	-	-
Provision for contingencies	(126)	(754)	(830)
Improvement of labor claim provision model	(74)	-	-
Porto Seguro	(60)	272	-
Criteria adjustment - Credicard	(37)
Program for settlement or installment payment of taxes	(25)	508	-
Realization of assets and impairment	(9)	(239)	530
Increase of social contribution rate	-	-	351
Allowance for loan losses	-	-	(229)
Reward program - Credit cards	-	-	(185)
Other	-	(58)	(86)
Net income	20,242	15,696	13,594

10.4. Executive officers should comment on:

a)      Significant changes in accounting practices

2014

There were no significant changes.

2013

There were no significant changes.

2012

The preparation and disclosure of financial statements relied upon a conceptual structure that is in accordance with the provisions in CMN Resolution No. 4,144/12, to the extent not conflicting with previously issued rules.

b) Significant effects of the changes in accounting practices

The following were significant effects on the accounting practices:

In 2014 there were no significant changes in accounting practices.

In 2013 there were no significant changes in accounting practices.

As from January 2012 Itaú Unibanco, in accordance with CMN Resolution nº 3,533/08, changed the accounting for and disclosure of financial asset sales or transfers in which risk is retained, that is, for transactions in which we are the assignors, the asset is no longer written off and income may not be immediately recognized. With respect to transactions in which we are the assignees, the amounts paid in the acquisition must be accounted for as rights receivable from the assignor and income must be recognized for the remainder of the term of the agreements acquired.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications nor emphases presented by the auditor for 2012, 2013 and 2014.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, as of and for the years ended December 31, 2014, 2013 and 2012. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for revenues, expenses, gains and losses during the reporting periods and subsequent periods, as effective results may differ from those ascertained based on such estimates and assumptions.

These estimates and assumptions are used, for example, in the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plan and capitalization. All estimates and assumptions used by management are in accordance with the accounting practices adopted in Brazil and are the best current estimates made in accordance with applicable standards. Estimates and judgment are assessed continuously, considering past experience and other factors.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our expected losses on loan. lease and other operations, and other operations with credit operation characteristics at the end of each reporting period. This allowance considers the minimum portion required by CMN Resolution No. 2,682/99 plus a supplementary provision in order to ensure it is enough to cover any expected losses.

The regulatory minimum allowance is calculated based on the classification of each operation, from AA (0%) to H (100%) risk levels, and, based on the resolution guidelines, is broken down into a specific allowance (operations overdue for over 14 days or by a debtor company under reorganization with creditors or a bankruptcy process) and a generic allowance (non-overdue operations, by a debtor company not under under reorganization with creditors or a bankruptcy process) of loan and lease operations, and other operations with credit operation characteristics.

The additional allowance includes the provision for the balance of endorsements and sureties and the additional amount, in view of the historical behavior of loan portfolios, which is based on exposure, probability of default and the expected recovery of operations.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of BACEN, we record some of our financial instruments at market value. Financial instruments recorded at market value in our balance sheet include mainly securities classified as: trading, available-for sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost in our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to maturity securities, therefore requiring cost basis to be written down and recognition of related effects be recognized on income (impairment). Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are party to civil, labor, tax, and social security proceedings arising from the normal course of business. In general the provisions for these contingencies are recognized based on the following criteria and assumptions:

(i)
for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and

(j)	(ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and subject matter of the claim.

The risk that the contingencies arising from these proceedings will materialize into actual losses is classified as “probable,” “possible” or “remote”. These provisions are recognized for claims classified as probable loss and the risk amounts are disclosed for those contingencies with probability of possible loss. The contingency amounts are determined based on statistical or individual valuation models and periodically followed up by backtesting methodologies, so that, in view of the uncertainties related to the terms and amounts of these contingencies, the current control methods ensure that these are estimated with accuracy.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, executive officers should comment on:

a) The efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by BACEN. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company’s assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by BACEN, and that the Company’s receipts and payments are only being made in accordance with the authorization of the Company’s management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the Company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective could provide only reasonable comfort with respect to the elaboration and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements at December 31, 2014 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). Management’s evaluation included the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, management concluded that the internal controls related to the Consolidated Financial Statements were effective with respect to December 31, 2014.

b) Deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we highlight how Itaú Unibanco monitors the auditors’ findings and action plans. The deficiencies noted and the recommendations made by the (internal and external) auditors are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee.

10.7. Should the Issuer have made a public offering of securities, executive officers should comment on:

a) How the funds arising from the offering were used

No public offering of securities was carried out.

b) If there were any material differences between the effective use of funds and the proposed use indicated in the respective offering

No public offering of securities was carried out.

c) If there was any deviation, the reasons for such deviation

No public offering of securities was carried out.

10.8. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) Assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with CMN Resolution No. 3,809/09, the amount of sales or transfers of financial assets in which the entity substantially retained the risks and benefits is R$222 million, exclusively composed of real estate loans of R$209 million and rural loans of R$13 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV – Agreements for construction in progress

Not applicable.

V – Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, executive officers should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The Company set up a provision for assigned amounts in the amount of R$14 million.

b) The nature and purpose of the operation

Real estate loans:

Assigned to CIBRASEC for issuance of securitized real estate loans (“CRI”) in the amount of R$107 million.

Assigned to BRAZILIAN Securities for issuance of securitized real estate loans (“CRI”) in the amount of R$102 million.

Rural loans:

Assigned to the National Treasury Secretary for the securitization of debts in the amount of R$13 million.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The Company’s commitment is to meet the payment in the case of default by the debtor.

10.10. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II – Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

At the end of 2014, we had 5,070 branches and points of service in Brazil and abroad, representing an additional 45 units in relation to the end of 2013, when our service network had 5,025 branches and points of service.

The source of funding is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and by minority interest in subsidiaries

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

By December 31, 2014, we have made more than 78% of our expected total investments in technology for the 2012-2015 period, financed with internal funds. We expect to make investments in data processing systems, acquisition of software, development of systems and in our new data center constructed in the state of São Paulo. Our New Data Center, one of the largest in Latin America, was completed as planned and the environmental infrastructure was successfully set up. We started the migration of our systems and services, which is planned to be completed in the second half of 2016.

We are always considering new options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and outlook of the involved country.

c) New products and services, indicating:
I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research to develop new products and services
III – Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements under BRGAAP1 and under International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and in the stockholders’ equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS and an expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for 2014 are available on our website: www.itau.com.br/investor-relations

Comparison between BRGAAP1 and IFRS

	R$ Million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec 31, 2014			Dec 31, 2013
Total assets	1,208,702	(81,499)	1,127,203	1,105,721	(78,424)	1,027,297
Cash and cash equivalents, reserve requirements, interbank deposits, securities under repurchase agreements, financial assets and derivatives 3	610,142	(36,883)	573,259	550,837	(25,797)	525,040
Loan operations	451,760	671	452,431	412,235	(533)	411,702
(-) Allowance for loan losses 4	(26,948)	4,556	(22,392)	(26,371)	4,136	(22,235)
Other financial assets 5	96,761	(43,112)	53,649	94,183	(46,591)	47,592
Tax assets 6	42,890	(7,647)	35,243	44,750	(10,008)	34,742
Investments in affiliates and jointly-controlled entities, goodwill, fixed and intangible assets, assets held for sale and other assets	34,097	916	35,013	30,087	369	30,456
Current and long-term liabilities	1,110,439	(83,853)	1,026,586	1,022,794	(79,689)	943,105
Deposits	294,773	-	294,773	274,383	-	274,383
Deposits received under repurchase agreements 3	325,013	(36,330)	288,683	292,179	(25,497)	266,682
Financial liabilities held for trading, derivatives, interbank and institutional funding	212,826	872	213,698	194,238	969	195,207
Other financial liabilities 5	114,540	(43,048)	71,492	107,329	(46,055)	61,274
Provisions for insurance, pension plan and capitalization	112,675	113	112,788	102,055	-	102,055
Provisions and other liabilities	40,765	(78)	40,687	40,263	(553)	39,710
Tax liabilities 6	9,847	(5,382)	4,465	12,347	(8,553)	3,794
Total stockholders’ equity	98,262	2,354	100,617	82,927	1,265	84,192
Non-controlling interests	2,415	(1,058)	1,357	1,903	(934)	969
Total controlling stockholders’ equity 7	95,848	3,412	99,260	81,024	2,199	83,223

1   BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to Central Bank of Brazil regulation;
2   Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;
3   Resulted from the elimination of operations between parent company and exclusive funds (especially PGBL and VGBL) that are consolidated based on the IFRS standards;
4   Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;
5   Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of assets and liabilities;
6   Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;
7   Reconciliation of the Controlling Stockholders’ Equity presented in the following table.

The reconciliation of net income and equity and the conceptual description of the major adjustments are presented below.

R$ Million
	Equity		Net income
Adjustments	Dec 31, 2014	4Q14	3Q14	4Q13	2014	2013
BRGAAP - value attributable to controlling stockholders	95,848	5,520	5,404	4,646	20,242	15,696
(a) Allowance for loan losses	2,743	712	364	274	1,006	568
(b) Adjustment to market values of shares and quotas	57	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	475	(4)	(4)	(7)	(15)	(26)
(d) Foreign exchange variation of subsidiaries and unconsolidated companies abroad	-	-	-	(30)	-	(6)
(e) Effective interest rate	(133)	24	13	11	64	100
(f) Other adjustments	271	93	116	16	257	92
IFRS - value attributable to controlling stockholders	99,260	6,345	5,893	4,910	21,555	16,424
IFRS - value attributable to non-controlling interests	1,357	88	91	38	306	98
IFRS - value attributable to controlling stockholders and non-controlling interests	100,617	6,433	5,984	4,948	21,861	16,522

Differences between IFRS and BRGAAP Financial Statements
(a) Under IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations are impaired (Incurred Loss). Under BRGAAP, the expected loss model is used1.
(b) Under IFRS (IAS 39 and 32), shares and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of the interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) Under IFRS (IAS 21), exchange rate variations of subsidiaries and unconsolidated companies abroad, where the functional currency (defined as the currency ofthe primary economic environment on which each entity operates) differs from the Brazilian real, are recorded directly on Equity with no impact on the income statement of the period. On BRGAAP until 2013 the foreign exchange variation on investments abroad (functional currency other than the Brazilian real) and the foreign exchange variation of the hedge of these investments were recorded in the income statement. As from 2014 these foreign exchange variations are directly recorded on the Equity, and therefore there is no longer such differences between BRGAAP and IFRS.

(e) Under IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. Under BRGAAP, expenses and revenues from fees are recognized at the time of contracting these operations.

(f) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow under IFRS and by the reversal of BRGAAP’s Goodwill Amortization.
1   For further information see the Complete Financial Statements for the January to December 2014 period.

For comparison purposes, we present in the table below the net income and the recurring net income under IFRS and BRGAAP.

R$ Million
	4Q14			Jan-Dec/14
Recurring Net Income
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net income - attributable to controlling stockholders	5,520	6,345	825	20,242	21,555	1,313
Exclusion of non-recurring events net of tax effects	140	(586)	(726)	377	(472)	(849)
Realization of assets and impairment	9	4	(5)	9	4	(5)
Goodwill amortization	54	-	(54)	177	-	(177)
Program for Settlement or Installment Payment of Federal Tax	62	62	-	25	25	-
IRB - Change for the criteria for investment	-	-	-	-	-	-
Porto Seguro - Effect of the unfavorable decision of the STF on COFINS levied on the company	-	-	-	-	-	-
Provisions - Civil lawsuits	38	38	-	126	126	-
COFINS/ Provision for losses on tax losses - Porto Seguro	-	-	-	60	60	-
Effect of the favorable decision on the increase of the PIS/COFINS tax calculation basis of IRB	(28)	(28)	-	(62)	(62)	-
Allowance for loan losses - Credicard (1)	-	-	-	37	37	-
Complementary allowance for loan losses (2)	668	-	(668)	668	-	(668)
Sale of Large Risk Insurance Operations	(736)	(736)	-	(736)	(736)	-
Improvement of the labor claim provision model	74	74	-	74	74	-
Other	-	-	-	-	-	-
Recurring net income - attributable to controlling stockholders	5,660	5,759	98	20,619	21,083	464
(1)  Adjustment to the criteria for recognition of allowances for loan losses arising from the acquisition of Credicard.
(2)  Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council, in view of a lower economic growth scenario that could affect specific sectors.

ATTACHMENT III

ATTACHMENT 9-1-II OF THE CVM INSTRUCTION 481/09 – PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of Net Income

We propose that the net income for the year reported in the financial statements at December 31, 2014, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$17,391,556,878.39, is allocated as follows: (a) R$869,577,843.92 to the Legal Reserve, (b) R$7,344,187,462.96 to the Payment of Dividends and Interest on Capital, pursuant to Article 9 of Law No. 9,249/95, and (c) R$9,177,791,571.51 to the Statutory Reserves, of which R$4,588,895,785.70 to the Reserve for Dividend Equalization, R$1,835,558,314.28 to the Reserve for Working Capital Increase, and R$2,753,337,471.53 to the Reserve for Capital Increase in Investees.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco.

We made monthly dividend payments, based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half-yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9- 1-II of CVM Instruction 481/09.

1.	Net Income for the year

R$17,391,556,878.39.

2.	Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$7,344,187,462.96 (gross), of which R$6,635,128,339.14 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3 below, and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the Annual Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$1,2204.

The payment of dividends is tax-free for stockholders. The payment of interest on capital to stockholders, including holders of ADRs, whether Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% rate to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to the withholding tax.

3.	Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 38% of net income for the year and 40% of adjusted net income for the amount allocated to legal reserve.

4.	Total and per share distributed dividends based on the net income for prior years

None.

5.	Gross amount

a.         Gross amounts of dividends and interest on capital, separately, per share type and class, deducted from dividend advances and interest on capital already declared

No proposal will be submitted to the Annual Stockholders’ Meeting for declaration of dividends or interest on capital additional to those already declared.

b.         The payment methods and terms of payment of dividends and interest on capital, deducted from dividend advances and interest on capital already declared

As mentioned in sub item “a” of this item, the mandatory dividend and interest on capital related to 2014 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•  Holders of American Depositary Receipts (ADR):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•  Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•  Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•  Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA via BM&FBOVESPA´s services of Centralize Depositary (former CBLC), which will be responsible for transferring it to stockholders, through the depositor brokerage firms.

•  Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

c.         Possible restatement and interest on dividends and interest on capital

None.

d.         Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See sub item “a” of this item.

6.	Amounts of dividends or interest on capital already declared and date of respective payments

		Stockholding		Value per share
Base period	Type of payment	position	Payment date	Gross	Net
2014	Supplementary interest on capital	02.10.2015	02.26.2015	0.538000	0.457300
2014	Dividends	02.10.2015	02.26.2015	0.306300	0.306300
December	Dividends	11.28.2014	01.02.2015	0.015000	0.015000
November	Dividends	10.31.2014	12.01.2014	0.015000	0.015000
October	Dividends	09.30.2014	11.03.2014	0.015000	0.015000
September	Dividends	08.29.2014	10.01.2014	0.015000	0.015000
2014	Supplementary interest on capital	08.13.2014	08.25.2014	0.325560	0.276726
August	Dividends	07.31.2014	09.01.2014	0.015000	0.015000
July	Dividends	06.30.2014	08.01.2014	0.015000	0.015000
June	Dividends	05.30.2014	07.01.2014	0.015000	0.015000
May	Dividends	04.30.2014	06.02.2014	0.015000	0.015000
April	Dividends	03.31.2014	05.02.2014	0.015000	0.015000
March	Dividends	02.28.2014	04.01.2014	0.015000	0.015000
February	Dividends	01.31.2014	03.05.2014	0.015000	0.015000
January	Dividends	12.31.2013	02.03.2014	0.015000	0.015000

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the previous three (3) years

			R$
	2014	2013	2012
Net Income	17,391,556,878.39	11,661,389,121.25	10,799,538,178.68
Net income per share	3.18	2.35	2.39
Net income per share – adjusted for the effects of bonuses	3.18	2.14	1.98

For calculation of net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

b.	Dividend and interest on capital distributed in the previous three (3) years

			R$
	2014	2013	2012
Common shares	1.2204	1.0340	1.0000
Preferred shares	1.2204	1.0340	1.0000

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$869,577,843.92.

b.	Detail the calculation method of the legal reserve

Pursuant to Article 193 of the Brazilian Corporate Law and of item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of capital stock.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividends are not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$59,553,286.89.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the Bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

b.         Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.         Possibly retained amount

There were no retained amounts.

11.	Retention of mandatory dividend due to the financial condition of the company

There were no retention of mandatory dividends.

12.	Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.	Allocation of earnings to the realizable profit reserve

No allocation of earnings to the realizable profit reserve was made.

14.         Allocation of earnings to the statutory reserves

a.         Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the Annual Stockholders’ Meeting may resolve to set up the following reserves: I – Reserve for Dividend Equalization; II – Reserve for Working Capital Increase; III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on capital, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of capital stock, and its purpose is to guarantee funds for the company’s operations, being composed of funds equivalent to up to 20% of net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

The Reserve for Capital Increase in Investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of investees, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed capital stock.

b.	Amount allocated to the statutory reserves

R$4,588,895,785.70 to the Reserve for Dividend Equalization, R$1,835,558,314.28 to the Reserve for Working Capital Increase, and R$2,753,337,471.53 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income for the year to set up the Reserve for Dividend Equalization, up to 20% of net income for the year to set up the Reserve for Working Capital Increase and up to 50% of net income for the year to set up the Reserve for Capital Increase in Investees.

15.	Retention of earnings stipulated in capital budget

There were no retained amounts.

16.	Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.

ATTACHMENT IV
ITEMS 12.5 TO 12.10 OF ATTACHMENT 24 OF THE CVM INSTRUCTION No. 480/09, PURSUANT TO ATTACHMENT A OF THE CVM INSTRUCTION No. 552/14.
With respect to each member of the Issuer’s Board of Directors, which reelection and election will be proposed by the controlling stockholder, see the following information:
12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO MOREIRA SALLES	ALFREDO EGYDIO ARRUDA VILLELA FILHO	ROBERTO EGYDIO SETUBAL
Date of birth		10.20.1959	11.18.1969	10.13.1954
Profession		Banker	Engineer	Engineer
Individual Taxpayer’s Registry (CPF) number		551.222.567-72	066.530.838-88	007.738.228-52
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
		Chairman of the Board of Directors (Non-executive director)	Vice-Chairman of the Board of Directors (Non-executive director)	Vice-Chairman of the Board of Directors, (Executive director) and CEO
Other positions held or functions currently performed at the Issuer		Chairman of the Nomination and Corporate Governance Committee	Member of the Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee
		Chairman of the Strategy Committee	Member of the Disclosure and Trading Committee	Member of the Strategy Committee
		Chairman of the Personnel Committee	Member of the Compensation Committee	Member of the Personnel Committee
		Chairman of the Compensation Committee
	Office held	Member	Member	Member
	Date of election	04.29.2015	04.29.2015	04.29.2015
Board of Directors	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	7	7
	Percentage of attendance at meetings held (3)	92.31	100	91.67
	Office held	Member	Member
	Date of election	04.30.2015	04.30.2015
Compensation	Date of investiture
Committee	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	5	5
	Percentage of attendance at meetings held (3)	100	33.33
	Office held	Member		Member
	Date of election	04.30.2015		04.30.2015
Strategy Committee	Date of investiture
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	6		6
	Percentage of attendance at meetings held (3)	100		100
	Office held	Member	Member
Nomination and	Date of election	04.30.2015	04.30.2015
Corporate	Date of investiture
Governance	Term of office	Annual	Annual
Committee	Number of consecutive terms of office (2)	6	6
	Percentage of attendance at meetings held (3)	100	66.67
	Office held	Member		Member
	Date of election	04.30.2015		04.30.2015
Personnel	Date of investiture
Committee	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	6		6
	Percentage of attendance at meetings held (3)	100		100
	Office held			Member
Capital and Risk	Date of election			04.30.2015
Management	Date of investiture
Committee	Term of office			Annual
	Number of consecutive terms of office (2)			6
	Percentage of attendance at meetings held (3)			80
(1)  An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;
(2)  For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;
(3)  The meetings held from the date of the members’ investiture until March 20, 2015 were taken into account to calculate the percentage of attendance at meetings held.

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		ALFREDO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER	DEMOSTHENES MADUREIRA DE PINHO NETO
Date of birth		09.01.1958	12.05.1958	01.28.1960
Profession		Business administrator	Business administrator	Economist
Individual Taxpayer’s Registry (CPF) number		014.414.218-07	039.690.188-38	847.078.877-91
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
		Member of the Board of Directors (Executive director) and Executive Vice-President	Member of the Board of Directors (Executive director) and Executive Vice-President	Member of the Board of Directors (Non-executive director)
Other positions held or functions currently performed at the Issuer		Member of the Disclosure and Trading Committee	Member of the Capital and Risk Management Committee	Member of the Capital and Risk Management Committee
		Member of the Nomination and Corporate Governance Committee	Member of the Personnel Committee	Member of the Nomination and Corporate Governance Committee
	Office held	Member	Member	Member
	Date of election	04.29.2015	04.29.2015	04.29.2015
Board of	Date of investiture
Directors	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	7	3
	Percentage of attendance at meetings held (3)	91.67	83.33	100
	Office held	Member		Member
Nomination and	Date of election	04.30.2015		04.30.2015
Corporate	Date of investiture
Governance	Term of office	Annual		Annual
Committee	Number of consecutive terms of office (2)	6		3
	Percentage of attendance at meetings held (3)	66.67		100
	Office held		Member
	Date of election		04.30.2015
Personnel	Date of investiture
Committee	Term of office		Annual
	Number of consecutive terms of office (2)		6
	Percentage of attendance at meetings held (3)		100
	Office held		Member	Member
	Date of election		04.30.2015	04.30.2015
Capital and Risk	Date of investiture
Management	Term of office		Annual	Annual
Committee	Number of consecutive terms of office (2)		6	3
	Percentage of attendance at meetings held (3)		100	100
(1)  An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;
(2)  For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;
(3)  The meetings held from the date of the members’ investiture until March 20, 2015 were taken into account to calculate the percentage of attendance at meetings held.

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	HENRI PENCHAS	NILDEMAR SECCHES
Date of birth		12.19.1952	02.03.1946	11.24.1948
Profession		Economist	Engineer	Engineer
Individual Taxpayer’s Registry (CPF) number		101.942.071-53	061.738.378-20	589.461.528-34
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
		Member of the Board of Directors (Independent director)	Member of the Board of Directors (Non-executive directors)	Member of the Board of Directors (Independent director)
Other positions held or functions currently performed at the Issuer		Member of the Capital and Risk Management Committee	Member of the Strategy Committee	Member of the Strategy Committee
		Member of the Related Parties Committee	Member of the Nomination and Corporate Governance Committee	Member of the Personnel Committee
			Member of the Compensation Committee	Chairman of the Related Parties Committee
	Office held	Member	Member	Member
	Date of election	04.29.2015	04.29.2015	04.29.2015
Board of Directors	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	7	3
	Percentage of attendance at meetings held (3)	100	100	100
	Office held		Member
	Date of election		04.30.2015
Compensation	Date of investiture
Committee	Term of office		Annual
	Number of consecutive terms of office (2)		5
	Percentage of attendance at meetings held (3)		66.67
	Office held		Member	Member
	Date of election		04.30.2015	04.30.2015
Strategy	Date of investiture
Committee	Term of office		Annual	Annual
	Number of consecutive terms of office (2)		6	3
	Percentage of attendance at meetings held (3)		100	50%
Nomination and	Office held		Member
Corporate	Date of election		04.30.2015
Governance	Date of investiture
Committee	Term of office		Annual
	Number of consecutive terms of office (2)		6
	Percentage of attendance at meetings held (3)		100
	Office held	Member		Member
	Date of election	04.30.2015		04.30.2015
Related Parties	Date of investiture
Committee	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	2		2
	Percentage of attendance at meetings held (3)	100		100
	Office held	Member
Capital and Risk	Date of election	04.30.2015
Management	Date of investiture
Committee	Term of office	Annual
	Number of consecutive terms of office (2)	6
	Percentage of attendance at meetings held (3)	100
	Office held			Member
	Date of election			04.30.2015
Personnel	Date of investiture
Committee	Term of office			Annual
	Number of consecutive terms of office (2)			2
	Percentage of attendance at meetings held (3)			100
(1)  An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;
(2)  For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;
(3)  The meetings held from the date of the members’ investiture until March 20, 2015 were taken into account to calculate the percentage of attendance at meetings held.

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO LUIZ BODIN DE MORAES	RICARDO VILLELA MARINO	FÁBIO COLLETTI BARBOSA
Date of birth		07.13.1956	01.28.1974	10.03.1954
Profession		Economist	Engineer	Business administrator
Individual Taxpayer’s Registry (CPF) number		548.346.867-87	252.398.288-90	771.733.258-20
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
		Member of the Board of Directors (Independent director)	Member of the Board of Directors (Executive director)
Other positions held or functions currently performed at the Issuer		Chairman of the Capital and Risk Management Committee	Member of the Strategy Committee
		Member of the Compensation Committee	Member of the Personnel Committee
		Member of the Related Parties Committee
	Office held	Member	Member	Member
	Date of election	04.29.2015	04.29.2015	04.29.2015
Board of Directors	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	7	0
	Percentage of attendance at meetings held (3)	100	83.33	0
	Office held	Member
	Date of election	04.30.2015
Compensation	Date of investiture
Committee	Term of office	Annual
	Number of consecutive terms of office (2)	5
	Percentage of attendance at meetings held (3)	100
	Office held		Member
	Date of election		04.30.2015
Strategy	Date of investiture
Committee	Term of office		Annual
	Number of consecutive terms of office (2)		5
	Percentage of attendance at meetings held (3)		100
	Office held Date of election	Member
		04.30.2015
Related Parties	Date of investiture
Committee	Term of office	Annual
	Number of consecutive terms of office (2)	2
	Percentage of attendance at meetings held (3)	100
	Office held	Member
Capital and Risk	Date of election	04.30.2015
Management	Date of investiture
Committee	Term of office	Annual
	Number of consecutive terms of office (2)	6
	Percentage of attendance at meetings held (3)	100
	Office held		Member
Personnel	Date of election		04.30.2015
Committee	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		6
	Percentage of attendance at meetings held (3)		100
(1)  An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;
(2)  For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;
(3)  The meetings held from the date of the members’ investiture until March 20, 2015 were taken into account to calculate the percentage of attendance at meetings held.

With respect to each member of the Issuer’s Fiscal Council, which reelection and election will be proposed by the holders of controlling and preferred shares (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), respectively, information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	IRAN SIQUEIRA LIMA	ALBERTO SOZIN FURUGEM	LUIZ ALBERTO DE CASTRO FALLEIROS
	Date of birth	05.21.1944	02.09.1943	02.13.1957
	Profession	Economist	Economist	Economist
	Individual Taxpayer’s Registry (CPF) number	035.001.957-68	046.876.477-15	024.351.768-80
	Elected by the controlling stockholder	yes	yes	No (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
	Independent member	not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
	Other positions held or functions currently performed at the Issuer	President of the Fiscal Council	Effective member of the Fiscal Council	Effective member of the Fiscal Council
	Office held	Member	Member	Member
	Date of election	04.29.2015	04.29.2015	04.29.2015
Fiscal Council	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	6	6	3
	Percentage of attendance at meetings held (3)	100	100	100

	Name	JOSÉ CARUSO CRUZ HENRIQUES	JOÃO COSTA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
	Date of birth	12.31.1947	08.10.1950	01.31.1950
	Profession	Lawyer	Economist	Consultant
	Individual Taxpayer’s Registry (CPF) number	372.202.688-15	476.511.728-68	212.107.217-91
	Elected by the controlling stockholder	Yes	Yes	No (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
	Independent member	not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
	Other positions held or functions currently performed at the Issuer	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council
	Office held	Member	Member	Member
	Date of election	04.29.2015	04.29.2015	04.29.2015
Fiscal Council	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	4	6	0
	Percentage of attendance at meetings held (3)	0	0	0
(2)  For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;
(3)  The meetings held from the date of the members’ investiture until March 20, 2015 were taken into account to calculate the percentage of attendance at meetings held.

With respect to the composition of the Audit Committee, the information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	GERALDO TRAVAGLIA FILHO	ALKIMAR RIBEIRO DE MOURA	DIEGO FRESCO GUTIERREZ
	Date of birth	05.26.1951	08.09.1941	01.24.1970
	Profession	Business administrator	Economist	Accountant
	Individual Taxpayer’s Registry (CPF) number	573.620.338-34	031.077.288-53	214.970.328-90
	Elected by the controlling stockholder	yes	yes	yes
	Independent member (4)	yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
	Other positions held or functions currently performed at the Issuer	Chairman of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
	Office held	Member	Member	Member
	Date of election	04.30.2015	Last term of office in progress	04.30.2015
Audit Committee	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	3	5	2
	Percentage of attendance at meetings held (3)	100	97.56	100

	Name	LUIZ ALBERTO FIORE	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	SERGIO DARCY DA SILVA ALVES
	Date of birth	06.13.1951	06.23.1959	05.05.1945
	Profession	Business administrator	Economist	Economist
	Individual Taxpayer’s Registry (CPF) number	521.132.568-00	036.221.618-50	050.933.687-68
	Elected by the controlling stockholder	Yes	Yes	Yes
	Independent member (4)	Yes	Yes	Yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
	Other positions held or functions currently performed at the Issuer	Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
	Office held	Member	Member	Member
	Date of election	04.30.2015	04.30.2015	04.30.2015
Audit Committee	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	4	1	2
	Percentage of attendance at meetings held (3)	92.68	85.37	82.93
(2)  For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;
(3)  The meetings held from the date of the members’ investiture until March 20, 2015 were taken into account to calculate the percentage of attendance at meetings held.
(4)  All the members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliate companies; (v) a controller of Itaú Unibanco or its controlled and affiliate companies or (vi) a natural person, holder of a direct or indirect participation of more than ten percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies; and

With respect to each member of the Issuer’s Disclosure and Trading Committee, see the following information:

12.5. a 12.8 (com exceção do item 12.5 “m”)
Name		ALEXSANDRO BROEDEL LOPES	ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL
Date of birth		10.05.1974	11.18.1969	09.01.1958
Profession		Accountant	Engineer	Business administrator
Individual Taxpayer’s Registry (CPF) number		031.212.717-09	066.530.838-88	014.414.218-07
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
		Executive Director	Vice-Chairman of the Board of Directors (Non- executive director)	Member of the Board of Directors (Executive director) and Chief Executive Officer
Other positions held or functions currently performed at the Issuer			Member of the Nomination and Corporate Governance Committee	Member of the Nomination and Corporate Governance Committee
		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
Member of the Compensation Committee
	Office held	Member	Member	Member
Disclosure and	Date of election (5)
Trading	Date of investiture (5)
Committee	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	2	7	7
	Percentage of attendance at meetings held (7)	100	60	80

Name		ALVARO FELIPE RIZZI RODRIGUES	CAIO IBRAHIM DAVID	CARLOS HENRIQUE DONEGÁ AIDAR
Date of birth		03.28.1977	01.10.1968	10.19.1965
Profession		Lawyer	Engineer	Economist
Individual Taxpayer’s Registry (CPF) number		166.644.028-07	101.398.578-85	076.630.558-96
Elected by the controlling stockholder		Yes	Yes	Yes
Independent member (1)		No	No	No
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
Other positions held or functions currently		Member of the Disclosure and	Executive Director	Member of the Disclosure and
performed at the Issuer		Trading Committee	Member of the Disclosure and Trading Committee	Trading Committee
	Office held	Member	Member	Member
Disclosure and	Date of election (5)
Trading	Date of investiture (5)
Committee	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	1	5	1
	Percentage of attendance at meetings held (7)	100	100	100

__________________________________________

Name		CLAUDIA POLITANSKI	FERNANDO MARSELLA CHACON RUIZ	LEILA CRISTIANE BARBOZA BRAGA DE MELO
Date of birth		08.31.1970	08.29.1965	10.14.1971
Profession		Lawyer	Mathematician	Lawyer
Individual Taxpayer’s Registry (CPF) number		132.874.158-32	030.086.348-93	153.451.838-05
Elected by the controlling stockholder		Yes	Yes	Yes
Independent member (1)		No	No	No
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
		no	no	no
Other positions held or functions currently performed at the Issuer		Vice President	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
Member of the Disclosure and Trading Committee
	Office held	Member	Member	Member
Disclosure and	Date of election (5)
Trading	Date of investiture (5)
Committee	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	6	6	3
	Percentage of attendance at meetings held (7)	80	80	60

	Name	MARCELO KOPEL
	Date of birth	05.11.1964
	Profession	Business administrator
	Individual Taxpayer’s Registry (CPF) number	059.369.658-13
	Elected by the controlling stockholder	Yes
	Independent member (1)	No
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.
no
Officer
	Other positions held or functions currently performed at the Issuer	Investor Relations Officer
Chairman of the Disclosure and Committee
	Office held	Member
Date of election (5)
Disclosure and Trading Committee	Date of investiture (5)
	Term of office	Annual
	Number of consecutive terms of office (6)	1
	Percentage of attendance at meetings held (7)	100
(1)  An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;
(5)  there is no election and office taking formally established for this Committee (non-statutory);
(6)  for consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) current terms of office in progress;
(7)  for the purpose of calculating the percentage of meeting attendance the meetings held in the period from January 22, 2014 to January 20, 2015 were considered.

With respect to each member see below the information about item 12.5 “m”:
I - Main professional experience for the past five years, indicating:
• Company’s name and activity sector;
• Position and functions inherent in the position;
• Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.
II – all management positions he/she holds in other companies or third sector organizations

BOARD OF DIRECTORS
Name: PEDRO MOREIRA SALLES
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Strategy, Nomination and Corporate Governance and Personnel committees since August 2009, and of the Compensation Committee since February 2011; Executive Vice-President from November 2008 to August 2009.
Main activity of the company: Holding company.
Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.
Main activity of the company: Multiple-service banking, with investment portfolio.
Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.
Main activity of the company: Holding company.
Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.
Main activity of the company: Insurance.
E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors since 2008 from 2001 to February 2009.
Main activity of the company: Holding company.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008.
Main activity of the company: Holding company.
IUPAR - Itaú Unibanco Participações S.A.: Member of the Board of Directors since November 2008 and Chairman of the Board of Directors from November 2008 to April 2012.
Main activity of the company: Holding company.

Other companies or third sector organizations:
Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.
Totvs S.A.: Member of the Board of Directors since March 2010.
Main activity of the company: Communication and Information Technology.

Academic background:
Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from August 2005 to May 2010, member of the Nomination and Corporate Governance Committee since August 2009, member of the Compensation Committee since February 2011, member of the Nomination and Compensation Committee from May 2006 to June 2009, and of the Accounting Policies Committee from July 2008 to April 2009.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995 and Vice-Chairman since May 2011; Chief Executive Officer since September 2009; Chairman of the Ethics, Disclosure and Trading Committee since April 2005, Chairman of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.
Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; member of the Personnel, Nomination and Corporate Governance Committee since November 2009.
Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.
Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.
Itautec S.A.: Member of the Board of Directors since April 1997, Vice-Chairman since January 2010, and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.
Main activity of the company: Interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of technological services.

Other companies or third sector organizations:
Academic background:
Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and postgraduate degree in Business Administration from Fundação Getúlio Vargas.

Name: ROBERTO EGYDIO SETUBAL
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy and Personnel committees since August
2009; member of the Capital and Risk Management Committee since June 2008; member of the Nomination and Compensation Committee from May 2005 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Chief Executive Officer since April 1994; General Manager from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.: Chairman of the Board of Directors since November 2004.
Main activity of the company: Multiple-service banking, with investment portfolio.
Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; CEO from March 2005 to July 2008.
Main activity of the company: Holding company.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Executive Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.
Other companies or third sector organizations:
President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001; President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008; member of the Board of the International Monetary Conference since 1994; member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; member of the China Development Forum since 2010 ; Co-Chair of the WEF 2015 (World Economic Forum).

Academic background:	Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Name: ALFREDO EGYDIO SETUBAL
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (executive director); Executive Vice-President since March 2003 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since August 2005 and Chairman of the Disclosure and Trading Committee from August 2005 to February 2015, member of the Nomination and Corporate Governance Committee since August 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding company.
Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.
Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.
Itaú Unibanco S.A.: Executive Vice-President since April 1996; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; member of the Ethics, Disclosure, and Trading Committee since August 2008, and of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Other companies or third sector organizations:
National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM : Financial Officer since 1992.

Academic background:	Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Name: CANDIDO BOTELHO BRACHER
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Executive Vice-President since August 2005; member of the Board of Directors since February 2009 (executive director); member of the Personnel Committee since August 2009 and of the Capital and Risk Management Committee since June 2008.
Main activity of the company: Holding company.
Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors since March 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to August 2005.
Main activity of the company: Multiple-service banking, with investment portfolio.
Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).
Main activity of the company: Multiple-service banking, with investment portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
BM&F Bovespa S.A.: Member of the Board of Directors from April 2009 to June 2014.
Main activity of the company: Commodities and futures exchange.
Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.
Main activity of the company: Retail trading.

Academic background:	Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Name: DEMOSTHENES MADUREIRA DE PINHO NETO
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since May 2012 (non-executive director). Member of the Nomination and Corporate Governance and Capital and Risk Management committees since July 2012.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Director from November 2008 to January 2012.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.
Main activity of the company: Multiple-service banking, with investment portfolio.
Unibanco – União de Bancos Brasileiros: Vice-President from December 2004 to April 2009.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Unibanco Asset Management: Executive Director from August 2002 to July 2005.
Main activity of the company: Portfolio management and securities custody.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
ANBID: Vice-President from 2000 to 2003.
Main activity of the company: Professional association.
Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.
Main activity of the company: Private banking.
Central Bank of Brazil: Director of International Affairs from 1997 to March 1999.
Main activity of the company: Independent government agency.
Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.
Main activity of the company: Public administration in general.
Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic background:	Bachelor’s and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and of the Related Parties Committee since April 2013; member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.
Main activity of the company: Consultancy.
Tendências Conhecimento Assessoria Econitmica Ltda.: Partner since July 2003.
Main activity of the company: Consultancy.
Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.
Main activity of the company: Consultancy on Economics.
Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National
Financial System Regulation and Organization from March 1990 to November 1992.
Main activity of the company: Independent government agency.

Academic background:	Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getúlio Vargas (RJ) in 1983.

Name: HENRI PENCHAS
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 and of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008. member of the Compensation Committee since February 2011; member of the Strategy and of the Nomination and Corporate Governance committees since August 2009; member of the Disclosure and Trading Committee from May 2005 to April 2009; and member of the Capital and Risk Management Committee and of the Accounting Policies committees from June 2008 to April 2009.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-President from April 1997 to April 2008; Executive Vice-President from May 1993 to April 1997, Executive Director from 1988 to 1993.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.: Member of the Board of Directors since September 1998; Vice-Chairman of the Board of Directors from July 2003 to April 2009.
Main activity of the company: Multiple-service banking, with investment portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Officer since 1995 and member of the Ethics, Disclosure and Trading Committee from 1995 to April 2008 and since April 2009; member of the Investment Polices and Accounting Polices Committees from August 2008 to April 2011.
Main activity of the company: Holding company.
Duratex S.A.: Effective Member of the Board of Directors and member of the Audit Committee and of the Risk Management Committee since April 2013; Chief Executive Officer from August 2009 to April 2013 and General Director from April to August 2009; member of the Disclosure and Trading Committee since December 2009.
Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Effective member of the Board of Directors since April 2013.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.
Itautec S.A. – Itautec Group: Effective member of the Board of Directors and member of the Disclosure Committee since April 2013, Chief Executive Officer from April 2013 to April 2014.
Main activity of the company: Interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of technological services.

Other companies or third sector organizations:
Academic background:	Bachelor´s degree in Mechanical Engineering, in 1968, from Universidade Mackenzie and postgraduate degree in Finance from Fundação Getúlio Vargas.

Name: NILDEMAR SECCHES
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012 and member of the Related Parties and Personnel committees since April 2013.
Main activity of the company: Holding company.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
WEG S.A.: Vice-Chairman of the Board of Directors from 1998 to 2011; member of the Board of Directors since 2011.
Main activity of the company: Holding company.
Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.
Main activity of the company: Holding company.
Ultrapar S.A.: Member of the Board of Directors since April 2002.
Main activity of the company: Distribution of fuels, chemicals and storage of liquid bulk.
Suzano Papel e Celulose: Member of the Board of Directors since May 2008.
Main activity of the company: Pulp and paper industry and trading,
Brasil Foods – BRB S.A: Chairman of the Board of Directors from April 2007 to April 2013.
Main activity of the company: Food industry.
Perdigão S.A.: Chief Executive Officer from January1995 to October 2008.
Main activity of the company: Food industry.
Iochpe-Maxion Group: Corporate General Director from 1990 to 1994.
Main activity of the company: Industrial Holding company.
Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.
Main activity of the company: Development bank.
Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.
Main activity of the company: Association.

Academic background:
Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, postgraduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

Name: PEDRO LUIZ BODIN DE MORAES
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009; member of the Compensation Committee since February 2011 and member of the Related Parties Committee since April 2013.
Main activity of the company: Holding company.
Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.
Main activity of the company: Independent government agency. Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.
Main activity of the company: Development bank.
Banco Icatu S.A.: Officer and Partner from 1993 to 2002.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Icatu Holding S.A.: Officer from 2002 to 2003 and Partner since 2003.
Main activity of the company: Holding company.

Academic background:	Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Name: RICARDO VILLELA MARINO
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); member of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010. Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Itaúsa – Investimentos Itaú S.A.: Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.
Duratex S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.
Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.
Itautec S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of technological services.

Other companies or third sector organizations:
Academic background:
Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Name: FÁBIO COLLETTI BARBOSA
Companies that are part of the Issuer’s economic group:
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Abril Comunicações S.A.: Chief Executive Officer from September 2011 to March 2014.
Main activity of the company: Printing of books, magazines and other periodicals.
Banco Santander (Brazil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Real S.A.: Chief Executive Officer from 1998 to 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Fundação OSESP (São Paulo Symphony Orchestra Foundation): Chairman of the Board of Directors
Insper - Instituto de Ensino e Pesquisa: Member of the Board of Directors.
UN Foundation - USA: Member of the Board of Directors.
Instituto Empreender Endeavor: Member of the Board of Directors.
Almar Participações S.A.: Member of the Board of Directors.
Vox Capital – Investimentos: Member of the Board of Directors.

Academic background:
Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, in São Paulo, and Master’s degree in Business Administration from Institute for Management and Development, in Lausanne.

FISCAL COUNCIL
Name: ALBERTO SOZIN FURUGUEM
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Central Bank of Brazil: Economist, head of the Economics Department (1981 to 1983), Director (1985), Delegate in São Paulo (1991 to 1992) and Bookkeeper (1963 to 1966).
Main activity of the company: Independent government agency
Ministry of Finance: Advisor to the Minister (Mário Henrique Simonsen term of office) (March 1974 to March 1975).
Main activity of the company: Public administration in general
Government of the State of Rio de Janeiro: Director of the Development Bank (1975 to 1979).
Main activity of the company: Public administration in general.

Academic background:	Bachelor’s degree in Economics and postgraduate degree from Fundação Getúlio Vargas (January 1967 to December 1968).

Name: IRAN SIQUEIRA LIMA
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Central Bank of Brazil: Career employee (1967 to 1993), where he held many positions, such as: Deputy Head of the Capital Markets Inspection Department (1976 to 1979), Head of the Capital Markets Department (1979 to 1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985) and Regional Delegate in São Paulo-SP (1991 and 1993).
Main activity of the company: Independent government agency
Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil.  In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988.
Main activity of the company: Financial institution
In the Federal Government he held the position of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990).  He held the position of Economic and Finance Director in Telebrás – Telecomunicaqões Brasileiras S.A. (from May 1991 to December 1992) and was member of the Boards of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telecomunicaqões de São Paulo (Telesp) and Telebrás – Telecomunicaqões Brasileiras S.A.  Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities.  AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background:
Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a postgraduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

Name: JOÃO COSTA
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009. Main activity of the company: Holding company.
Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.
Other companies or third sector organizations:
FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background:
Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Name: JOSÉ CARUSO CRUZ HENRIQUES
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.
BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.
Main activity of the company: Lease company:
Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaucard S.A.: Officer from March 2000 to April 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.
Main activity of the company: Securities dealer.
Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.
Main activity of the company: Investment banking
Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.
Main activity of the company: Retail trading specialized in IT equipment and supplies.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services.
Academic background:	Bachelor’s degree in Law from Universidade de São Paulo (USP) in 1971 and postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Name: LUIZ ALBERTO DE CASTRO FALLEIROS
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2012. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Effective member of the Fiscal Council from April 2010 to April 2012. Main activity of the company: Holding company.
Other companies or third sector organizations:
Universidade Tiradentes: Member of the Board of Directors since April 2009.
Main activity of the company: Educational institution
Telenorte Celular Participações S.A.: Alternate member of the Board of Directors from April 2002 to April 2009.
Main activity of the company: Telephony
Banco Indusval: Effective member of the Fiscal Council from April 2010 to April 2012.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Melpaper S.A.: Member of the Fiscal Council from April 2006 to April 2009.
Main activity of the company: Pulp and paper industry.
AES Tiete: Alternate member of the Fiscal Council since April 2010.
Main activity of the company: Electric energy generation.
Tupy S.A.: Alternate member of the Fiscal Council since April 2010.
Main activity of the company: Wholesale trading specialized in steel and metallurgy products, except for construction
Klabin de Papel e Celulose S.A.: Member of the Fiscal Council from April 2000 to April 2001. Main activity of the company: Pulp and paper industry.
Rohr S.A.: Member of the Fiscal Council from April 2008 to April 2011.
Main activity of the company: Construction industry.
Financeira Alfa S.A. – CFI: Member of the Fiscal Council from April 2005 to April 2008; member of the Board of Directors from April 2008 to April 2011.
Main activity of the company: Loans and financing to individuals.
Banco Alfa de Investimento S.A.: Operations General Manager from July 1998 to December 2000 and member of the Fiscal Council from April 2005 to April 2008.
Main activity of the company: Investment banking.
SABESP: Superintendent of Market Relations from January 1997 to June 1998.
Main activity of the company: Water supply.
Banco ABC-Roma S.A.: Deputy Investment Officer from January 1992 to December 1996 and Deputy Underwriting Officer from January 1991 to January 1992.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Cerâmica Chiarelli: Member of the Board of Directors from April 2004 to April 2006.
Main activity of the company: Construction material.
Alpargatas S.A.: Alternate member of the Fiscal Council from April 2006 to April 2009.
Main activity of the company: Textile and apparel industry.
Associação Santa Catarina: Member of the Board of Directors since April 2011.
Main activity of the company: Health, Education and Social Assistance.

Academic background:	Bachelor’s degree in Economics from the Universidade Estadual de Campinas (UNICAMP) in 1978; MBA in Comptrollership and Finance from FACAMP in 2006.

Name: CARLOS ROBERTO DE ALBUQUERQUE SÁ
Companies that are part of the Issuer’s economic group:
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.
Main activity of the company: Production of basic petrochemical products.
Schlumberger Serviços de Petróleo Ltda.: Comptroller from March 1986 to December 1988.
Main activity of the company: Supporting activities for oil and natural gas extraction.
Det Norske Veritas: Financial Manager from March 1979 to December 1981.
Main activity of the company: Engineering services.
KPMG Auditores Independentes: Officer from March 2003 to December 2010.
Main activity of the company: Consultancy and accounting and tax auditing.
Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.
Main activity of the company: Consulting on business management, except specific technical consultancy.
Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.
Main activity of the company: Pay TV operators.
Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.
Main activity of the company: Steel and iron industry.

Academic background:	Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, postgraduate degree in Finance from PUC/RJ, in 1995.

AUDIT COMMITTEE
Name: GERALDO TRAVAGLIA FILHO
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; member of the Audit Committee since March 2013, and Chairman of the Audit Committee since June 2014.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010.
Main activity of the company: Multiple-service banking, with investment portfolio.
Redecard S.A.: Executive Financial Officer from May 2009 to April 2010.
Main activity of the company: Provision of payment means services.
Unibanco – União de Bancos Brasileiros S.A.: Vice Chairman from April 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Business Administration from Universidade de São Paulo (USP) in 1979 and specialization in Bank Management from the Wharton School of the University of Pennsylvania in 1992.

Name: ALKIMAR RIBEIRO MOURA
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2010. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Escola de Administração de Empresas de São Paulo (Business Administration School) of the Getúlio Vargas Foundation – São Paulo:
Economics Professor since August 1969.
Main activity of the company: Educational institution.
BM&F Bovespa S.A. - Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.
Main activity of the company: Commodities and Futures Exchange
Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007.
Main activity of the company: Multiple-service banking.
Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003.
Main activity of the company: Insurance company.
Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000.
Main activity of the company: Multiple-service banking.
Banco do Brasil S.A.: Chairman of the Investment Bank and Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.
Main activity of the company: Independent government agency.

Academic background:
Bachelor’s degree in Economics from the Federal University of Minas Gerais, Belo Horizonte, in 1963; Master of Arts degree from the University of California, Berkeley, California, in 1966 and Postgraduate degree in Applied Economics from the Stanford University in 1978.

Name: DIEGO FRESCO GUTIERREZ
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Independent consultant for complex financial reporting matters, particularly for companies with shares registered in both Brazil and the United States, since June 2013.
PricewaterhouseCoopers – São Paulo, State of São Paulo: Partner in Capital Markets Accounting Advisory Services from 2000 to June 2013.
Main activity of the company: Consultancy and accounting and tax auditing.
PricewaterhouseCoopers – Montevideo/Uruguay: Senior Manager Assurance from 1998 to 2000.
Main activity of the company: Consultancy and accounting and tax auditing.
PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour in the technical office of PwC in the United States from 1997 to 1998.
Main activity of the company: Consultancy and accounting and tax auditing.
PricewaterhouseCoopers – Montevideo/Uruguay: Trainee to Senior Manager from 1990 to 1997.
Main activity of the company: Consultancy and accounting and tax auditing.

Academic background:
Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, Uruguay, 1994; Certified Public Accountant (CPA) in the United States for the State of Virginia since 2002 and Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Name: LUIZ ALBERTO FIORE
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since March 2012. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Deloitte Touche Tohmatsu: Partner in the areas of External Audit and Corporate Finance between 1973 and 2010.
Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.
Deloitte do Brasil: Member of the Executive Committee and Board of Directors from 1987 to 2008.
Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.
Deloitte Corporate Finance: Member of the International Board – representative for Latin America from 1998 to 2005.
Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.
PriceWaterhouseCoopers: Independent Auditor from 1971 to 1973.
Main activity of the company: Consultancy and accounting and tax auditing.
Universidade São Judas: Consultant since 2010.
Main activity of the company: Educational institution.

Academic background:	Bachelor’s degree in Business Administration from Universidade Católica (ESAN-PUC) in 1974 and Bachelor’s degree in Accounting from Universidade Mackenzie in 1976.

Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors since April 2013 and Chairman of the Corporate Governance Committee since April 2014.
Main activity of the company: Retail trading.
CPFL Energia S.A.: Member of the Board of Directors since April 2013.
Main activity of the company: Renewable energy generation.
Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee since April 2013.
Main activity of the company: Communication and Information Technology.
IFRS Foundation: Member of the Board of Trustees since January 2014.
Main activity of the company: Non-profit foundation
Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007.
Main activity of the company: Public administration in general.
São Paulo Stock Exchange – BOVESPA: From 1994 to 2006 she initially worked in the Special Projects department and then as an Executive Superintendent of Relationships with Companies from 2000 to 2006.
Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice-Chairman from 2004 to 2006 and member of the Board of Directors since 2001.
Main activity of the company: Associations for the defense of social rights.
International Organization of Securities Commissions – IOSCO: Chairman of the Executive Committee from 2010 to 2012, and member of the Latin-American Roundtable on Corporate Governance (OECD / WB Group) since 2000.

Academic background:	Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Name: SERGIO DARCY DA SILVA ALVES
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since April 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Banco Santander S.A.: Member of the Audit Committee from October 2006 to March 2013.
Main activity of the company: Multiple-service bank, with commercial portfolio.
BM&F Bovespa S.A.: Member of the Standards Committee as Coordinator and member of the Audit Committee since January 2007.
Main activity of the company: Commodities and Futures Exchange.
Central Bank of Brazil: Officer Responsible for Standard Matters and Organization of the Financial System from September 1997 to April 2006; Head of the Standards Department of the Financial System from April 1991 to August 1997; Deputy Head of the Standards Department of the Financial System from March 1985 to March 1991; Coordinator of the Capital Markets up to 1985.

Academic background:
Bachelor’s degree in Economics from the School of Economics and Business Administration of the Universidade Federal do Rio de Janeiro (1965 to 1968), and Bachelor’s degree in Accounting – Association of Unified Education of Brasília – AEUDF ( 1975 to 1978).

DISCLOSURE AND TRADING COMMITTEE
Name: ALEXSANDRO BROEDEL LOPES
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Executive Director since 2015 and Director from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, also holding managing positions in other subsidiaries of the Itaú Unibanco conglomerate.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Director since May 2012.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Investimentos Bemge S.A.: Officer since June 2012.
Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.
Itauseg Participações S.A.: Officer since June 2012.
Main activity of the company: Holding company of non-financial institutions.
Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012.
Main activity of the company: Leasing.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Universidade de São Paulo: Full Professor in Accounting and Finance since 2002 teaching for graduate, master and PhD level courses in the finance and accounting areas.
Main activity: Educational institution.
IFRS Foundation: Member of the Standards Advisory Council and of the Education Advisory Group.
Main activity: Non-profit foundation
Brazilian Securities Commission: Officer from 2010 to 2012.
Main activity of the company: Public administration in general.
Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.
Main activity of the company: Legal services.

Academic background:
PhD in Accounting and Finance – Manchester Business School (2008); PhD in Comptrollership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Name: ÁLVARO FELIPE RIZZI RODRIGUES
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since October 2014.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Tozzini Freire Advogados: He acted in the areas of corporation law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.
Academic background:
Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004

Name: CAIO IBRAHIM DAVID
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Executive Director since June 2010 and member of the Disclosure and Trading Committee since July 2010.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Director since August 2010, member of the Disclosure and Trading Committee since July 2010 and Executive Vice-President since July 2013, responsible for the Finance area.  He joined the group in 1987 as a trainee, acting in the areas of comptrollership and market and liquidity risk control.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Executive Vice-President from October 2010 to April 2013.
Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.
Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010.
Main activity of the company: Leasing.
Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer since May 2013.
Main activity of the company: Holding company.
Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and member of the Board of Directors from May 2010 to December 2012.
Main activity of the company: Provision of payment means services.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:
Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo, Master’s degree in Comptrollership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Name: CARLOS HENRIQUE DONEGÁ AIDAR
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Director since July 2008.  In December 1986, he joined the staff of this financial institution and during his career his main functions were: preparation of the consolidated budget for the marketing channels and products; projection of the main financial variables, such as volumes of loans, spreads, fees and costs; economic feasibility studies regarding new business; management of the main support system for comptrollership through validating data, accounting consistency, financial calculation modelling and production of monthly database for calculating results; follow up of treasury results, developing result analyses and instruments for asset and liquidity management.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:
Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Postgraduate degree in Finance from Universidade de São Paulo in 1994.

Name: CLAUDIA POLITANSKI
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Vice President since 2015 and Executive Director from November 2008 to March 2015; member of the Disclosure and Trading Committee since April 2009.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Director from February 2010 to March 2013 and Executive Vice-President since July 2013.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Unibanco – União de Bancos Brasileiros S.A.: Executive Director from August 2007 to July 2014; Director from February 2006 to August 2007; Deputy Director from July 2003 to February 2006.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Law in 1992 from Universidade de São Paulo with LLM from University of Virginia.

Name: FERNANDO MARSELLA CHACON RUIZ
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Director since September 2008 and Managing Officer from January 2007 to September 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itauleasing S.A.: Officer from November 2008 to April 2009.
Main activity of the company: Multiple-service banking, with commercial portfolio

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Specialization in Information Technology and Financial Administration in 1986.

Name: LEILA CRISTIANE BARBOZA BRAGA DE MELO
Companies that are part of the Issuer’s economic group:
Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2012.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Director since February 2010.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009.  She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:
Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law with emphasis in Corporate Finance and Capital Markets from IBMEC – Instituto Brasileiro de Mercado de Capitais, Fundamentals of Business Law - NYU - New York University.

Name: MARCELO KOPEL
Companies that are part of the Issuer’s economic group:
Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014.
Main activity of the company: Leasing.
Itaú Unibanco Holding S.A.: Director since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014 and Chairman since February 2015.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Director since July 2014.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.
Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.
Redecard S.A.: Executive Director from May 2010 to July 2014.
Main activity of the company: Provision of payment means services.
Banco Credicard S.A.: Officer from November 2004 to February 2010 and member of the Board of Directors from February 2010 to April 2010.
Main activity of the company: Multiple-service banking, without commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Banco Citibank S.A.: Finance Officer from 2006 to 2010.
Main activity of the company: Commercial banking, with investment portfolio.
ING Bank in Brazil: Finance Officer from 1992 to 1998 and in Latin America from 1998 to 2002.
Main activity of the company: Incorporation of foreign company in Brazil.
Bank of America: Finance Officer together with the position of Operations Officer from 2002 to 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background:	Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP.

12.9. The existence of marital relationship, stable union or kinship extended to relatives twice removed between:
a) Issuer’s management members
b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;
c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;
d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies.

a) Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President) is the brother of Roberto Egydio Setubal (Vice- Chairman of the Board of Directors and CEO).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President) and his brother Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) are also management members of the following subsidiaries:

Management member	Subsidiary	Position	Body
	Banco Itaú (Suisse) S.A.	Director	Board of Directors
	Banco Itaú BBA S.A.	Vice-Chairman	Board of Directors
	Banco Itaú International	Chairman	Board of Directors
Alfredo Egydio Setubal	Banco Itaucard S.A.	Officer	Board of Officers
	Itaú BBA International plc	Director	Board of Directors
	Itaú Unibanco S.A.	Executive Vice-President	Board of Officers
	Kinea Private Equity Investimentos S.A.	Director	Board of Directors

Management member	Subsidiary	Position	Body
	Banco Itaú BBA S.A.	Chairman	Board of Directors
Roberto Egydio Setubal	Banco Itaú BMG Consignado S.A.	Chairman	Board of Directors
	Itaú Unibanco S.A.	Chiel Executive Officer	Board of Officers

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the Issuer’s controlling group; and

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies :

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President), together with their brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

• Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; and

• Ricardo Villela Marino (member of the Board of Directors) is in the management of parent company Companhia Esa.

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members of the Issuer:

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;

b) Issuer’s direct or indirect parent company;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;

Except for management members Alfredo Egydio Arruda Villela Filho, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Nildemar Secches, Pedro Luiz Bodin de Moraes and Pedro Moreira Salles, all the others have management positions in subsidiary companies. In addition, management member Candido Botelho Bracher is a party to a shareholder’s agreement relating to the shares of Banco Itaú BBA S.A.

b) Issuer’s direct or indirect parent company:

Management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group, as well as of other companies controlled by Itaúsa. Demosthenes Madureira de Pinho Neto is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

ATTACHMENT V

ITEM 13 - MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

Compensation Policy

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of its business, on a sustainable manner, within the risk limits and always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy is established, it takes into account the market practices, the Issuer’s strategy and the effective risk management over time, so as not to encourage behavior that increases risk exposure above the levels considered prudent.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation, which corresponds to the sum of fees approved at the Annual Stockholders’ Meeting and the statutory profit sharing, is consistent with the risk management policies of Itaú Unibanco Conglomerate, of which at least fifty percent (50%) of the variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years. The deferred unpaid portion is subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

The management members are granted a benefit plan comprising health care plan, dental health care, private pension plan and life insurance, among others. The benefit plan may vary in accordance with the administrator.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Partners Program

The Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for 3 and 5- year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

As a result of the impacts related to Article 33 of Law No. 12,973/14 and the change in the recognition of the amounts granted to management members under the prior Partners Program (linked to the Stock Option Plan) for the 2009 to 2014 fiscal years, we clarify that the amounts related to the Partners Program for the 2014 fiscal year will be reported as part of the variable compensation. For the fiscal years prior to 2014, the tables will not be adapted to the new reality so as not to compromise the information adequately made available to stockholders in those years.

We clarify that the amounts granted to management members under the Partners Program, for the 2009 to 2014 fiscal years, have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Authorization of the Brazilian Securities and Exchange Commission

In order to comply with the Resolution on Compensation and based on CVM Instruction 10/80, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its management members and the management members of its controlled companies. For the latter, the shares should be transferred directly and/or through the controlled companies, with the proposal being conditional upon approval by the Issuer’s General Meeting. Accordingly, the use of the Issuer’s preferred shares (ITUB4) to compensate the management members of the Issuer and of the companies controlled by it was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

Governance structure of compensation

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming the best governance practices introduced in this country and abroad, as well as to ensure the balance of the Issuer’s risk management practices, the Issuer has a statutory Compensation Committee, subordinated to the Board of Directors, the main duties of which are: (a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models  for Itaú Unibanco Conglomerate by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; (c) to propose, to the Board of Directors, the aggregate compensation amount to management members to be submitted to the Annual Stockholders’ Meeting; and (d) to prepare, on an annual basis, the “Compensation Committee Report”.

In addition to the Compensation Committee, the Appointments and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating of the Board of Directors and the Board of Officers. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors and of the Chief Executive Officer, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to these assessments.

Additional Information

The Issuer offers a Stock Option Plan (“Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, enabling the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains provided by the stock appreciation. For further details on the Plan, see sub items 13.4, 13.6, 13.7, 13.8 and 13.9.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Board of Directors is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual fixed compensation (stock-based compensation approved at the Annual Stockholders’ Meeting); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law 6,404/76.

In the event that a member of the Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers as described below and in the tables of this item 13.

Additionally, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines contained in the Resolution on Compensation and be limited as determined by the Annual Stockholders’ Equity and by the limits set forth by Article 152 of Law No. 6,404/76.

Board of Officers

The annual compensation of the officers is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual variable compensation (fees approved at the Annual Stockholders’ Meeting and statutory profit sharing); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law 6,404/76.

Regarding particularly those officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. However, even though they are not impacted by the results from the business areas, they are subject to any impact arising from the Issuer’s results.

Fiscal Council

The compensation of the members of the Fiscal Council is established at the Annual Stockholders’ Meeting. Pursuant to Article 162, paragraph 3 of Law No. 6,404/1976, this compensation cannot be lower, for each acting member, than 10% of the compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee is determined by the Board of Directors and is composed of:

(i)	monthly fixed compensation; and
(ii)	benefit plan.

For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

The members of the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii - The proportion of each element in the total compensation

For the Board of Directors, the monthly fixed compensation, the annual fixed compensation, the annual variable compensation and the benefits, in relation to the total compensation received, corresponded to 24%, 40%, 34% and 2%.

For the Board of Officers, the monthly fixed compensation, the variable compensation and the benefits, in relation to the total compensation received, corresponded to 7%, 92% and 1%.

For the members of the Fiscal Council, the monthly fixed compensation corresponded to 100% of the total compensation received.

For the Audit Committee, the monthly fixed compensation and benefits, in relation to the total compensation received, corresponded to 99% and 1%.

The aforementioned proportions include possible charges supported by the Issuer arising from the amounts paid, so that this information is in line with item 13.2.

iii - Calculation and adjustment methodology for each of the compensation elements

Fixed compensation (recorded as “Salary or management fees” in sub item 13.2)

The monthly fixed compensation is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, also providing mobility of management members in the Issuer’s businesses. The compensation policy is established aiming at maintaining the competitivity in the market.

Regarding particularly the members of the Board of Directors, the monthly fixed compensation is in line with market practices and is frequently reviewed in order to attract qualified professionals.

The annual fixed compensation is paid in the Issuer’s preferred shares and takes into consideration the history, résumé, market conditions and other factors that may be agreed between the management member and the Issuer.

For the purpose of calculating the value of the shares used for the compensation paid in shares or stock-based instruments, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of shares to the management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Annual variable compensation (recorded as “Profit sharing” and “Stock-based compensation” in sub item 13.2)

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the business area; and/or the Issuer’s results.

Regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three 3 years, in the proportion of 1/3 of the amount due per year. For the 2014 fiscal year, for example, the shares related to the deferred portion will be received in 2016, 2017 and 2018.

For the purpose of calculating the value of the shares used for the 50% of the deferred variable compensation, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members in years 1, 2 and 3, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of the shares to the management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for 3 and 5- year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Benefit plan (recorded as “Direct or indirect benefits” in sub item 13.2)

The benefit plan comprises health care plan, dental health care, private pension plan, and life insurance, among others. The benefit plan may vary in accordance with the administrator.

iv - Reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation paid to targets reached.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is significantly influenced by performance indicators. The first performance indicator is the Issuer’s income. Subsequently the performance indicator taken into consideration is the performance of the business area. Finally, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators relating to goals in relation to the other areas of the Issuer.

For the Board of Officers, fixed compensation and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

For the Board of Directors, performance indicators are not taken into consideration.

d) How the compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

For the Board of Directors, performance indicators are not taken into consideration.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid 50% in cash on demand and 50% through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

For the purpose of calculating the value of the shares used for the 50% of the deferred variable compensation, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

In addition to being subject to the risk of variation in share price, the deferred portion is subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of the other suspension conditions set forth in the Program Regulation for 3 and 5- year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Therefore, the variable compensation is paid in at least 3 and at the most 8 years, and during this period it is subject to the risk of variation in the Issuer’s preferred share price and to possible clawbacks based on the reduction in realized recurring net income of the Issuer or of the business area. This structure reflects the intention of aligning the risk management over time, in  addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

13.2. With respect to the compensation recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2015 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	9.00	20.00	6.00	35.00
Annual fixed compensation	19,904,000	23,936,000	926,100	44,766,100
Salary or management fees	9,016,000	18,845,000	756,000	28,617,000
Direct and indirect benefits	275,000	851,000	N/A	1,126,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	10,613,000	4,240,000	170,100	15,023,100
Variable compensation	-	-	N/A	-
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	Veja abaixo	Veja abaixo	N/A	N/A
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A
Post-employment benefits	317,000	1,350,000	N/A	1,667,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	13,419,000	231,074,000	N/A	244,493,000

Total compensation	33,640,000	256,360,000	926,100	290,926,100

For the 2015 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate compensation amount of R$290 million to be paid to the management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency and in Issuer’s shares or in any other form the management finds convenient. The amounts will be paid in the proportions described in the table above.

We inform that the increase in the total compensation amount proposed for 2015 in relation to that proposed for 2014 takes into consideration (i) budget projections and management expectation; (ii) the composition of the Board of Officers; and (iii) the inclusion of amounts to be granted under the Partners Program, due to the impacts related to Article 33 of Law 12,973/14. For further information on the Partners Program, see item 13.1.

Also regarding the 2015 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies will receive statutory profit sharing, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, limited to the annual compensation of management members or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are not included in the table above, which only shows the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

The amounts related to the granting of stock options are not included in the table above, which only shows the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting. For further information on the granting of simple options of the Plan, see sub items 13.4, 13.6, 13.7, 13.8 and 13.9.

Note:

1.  Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

Total compensation for 2014 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	14.92	6.00	28.92
Annual fixed compensation	18,243,659	16,080,655	926,100	35,250,414
Salary or management fees	6,710,000	12,533,333	756,000	19,999,333
Direct and indirect benefits	229,386	727,322	N/A	956,708
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,304,273	2,820,000	170,100	14,294,373
Variable compensation	543,302	64,828,485	N/A	65,371,787
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	543,302	64,828,485	N/A	65,371,787
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	-
Post-employment benefits	266,438	839,838	N/A	1,106,275
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	8,876,175	145,955,470	N/A	154,831,645

Total compensation	27,929,574	227,704,447	926,100	256,560,121

For the 2014 fiscal year, Annual Stockholders’ Meeting approved the aggregate compensation amount of R$145 million to be paid to the management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2014 fiscal year, in addition to the amounts approved at the Annual Stockholders’ Meeting, management members received a statutory profit sharing, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, limited to the annual compensation of management members approved at Annual Stockholders’ Meeting or to 10% of the Issuer’s profits, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2014, regardless of the year in which the amounts were effectively attributed or paid.

Finally, in view of the effects related to Article 33 of Law No. 12,973/14, we clarify that the amounts granted to management members under the Partners Program for 2014 are now recognized as compensation. We clarify that such amounts were included in the “Stock-based compensation” line in the table above.

The amounts related to the grant of simple options are not included in the table above, since no simple options were granted for 2014 under the Plan. For further information on the granting of the options of the Plan, see sub items 13.4, 13.6, 13.7, 13.8 and 13.9.

Notes:

1. Beginning in 2014, the portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

2. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

3. There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

4. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

5. The average compensation amount per member was: Board of Directors, R$3,491 thousand and Board of Officers, R$15,265 thousand. We inform that the increase in the average compensation amount per member from 2013 to 2014 mainly corresponds to the amounts granted under the Partners Program. For further information on the Partners Program, see item 13.1.

6. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2015.

Total compensation for 2013 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	15.08	6.00	29.08
Annual fixed compensation	12,271,702	14,887,079	852,600	28,011,382
Salary or management fees	6,600,000	11,820,000	696,000	19,116,000
Direct and indirect benefits	202,523	407,579	N/A	610,103
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,469,179	2,659,500	156,600	8,285,279
Variable compensation	10,314,115	109,452,841	N/A	119,766,956
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	10,059,907	55,699,929	N/A	65,759,836
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	254,207	53,752,913	N/A	54,007,120
Post-employment benefits	181,123	700,378	N/A	881,502
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	2,160,019	31,854,622	N/A	34,014,640

Total compensation	24,926,959	156,894,920	852,600	182,674,479

In the 2013 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$140.5 million for the management bodies, of which up to R$15.5 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For Fiscal Council members, the Annual Stockholders’ Meeting approved the individual monthly compensation of R$ 15,000.00 to effective members and R$ 6,000.00 to alternate members. The compensation amounts approved may be paid in local currency, in Issuer’s shares or in any other way that management deems convenient.

In addition to the compensation approved at the Annual Stockholders’ Meeting, management members received (i) statutory profit sharing and (ii) partner options. The table above shows the amounts related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits and partner options.

Notes:

1. Beginning in 2012 and taking into consideration the Resolution on Compensation, the variable compensation was paid at least 50% in shares or stock-based instruments, on a deferred basis. This amount is included in item “Variable Remuneration” in the table above, and it is not applied to item “Stock-based compensation”. For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

2. Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in “Other (special fees and/or INSS)” refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

3. There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

4. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

5. The average compensation amount per member was: Board of Directors, R$3,116 thousand and Board of Officers, R$10,404 thousand.

6. The amount mentioned in item “Stock-based compensation” corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2014.

Total compensation for 2012 – Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	7.33	16.58	6.00	29.91
Annual fixed compensation	12,422,016	15,591,434	749,700	28,763,150
Salary or management fees	6,960,000	12,229,219	612,000	19,801,219
Direct and indirect benefits	137,561	610,641	N/A	748,201
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,324,455	2,751,574	137,700	8,213,730
Variable compensation	8,859,912	98,159,408	N/A	107,019,320
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	8,859,912	50,164,183	N/A	59,024,095
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	47,995,225	N/A	47,995,225
Post-employment benefits	327,503	1,031,168	N/A	1,358,670
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	1,079,217	35,318,841	N/A	36,398,058

Total compensation	22,688,648	150,100,851	749,700	173,539,199

In the 2012 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$138 million for the management bodies, of which up to R$13 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For Fiscal Council members, the Annual Stockholders’ Meeting approved the individual monthly compensation of R$12,000.00 to effective members and R$5,000.00 to alternate members.

In addition to the compensation approved at the Annual Stockholders’ Meeting, management members received in 2012 (i) statutory profit sharing and (ii) the granting of stock options, which are not compensatory in nature. The table above shows the amounts related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits and the granting of options.

Notes:

1. There are five members of the Issuer’s Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. This note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

3. The average compensation amount per member was: Board of Directors, R$3,095 thousand and Board of Officers, R$9,053 thousand.

4. The amount mentioned in item “Stock-based compensation” corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

6. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2013.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2015			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	9.00	20.00	6.00	35.00
c With respect to bonuses:
i minimum amount provided for in the compensation plan	8,051,400	138,644,400	N/A	146,695,800
ii maximum amount provided for in the compensation plan	18,786,600	323,503,600	N/A	342,290,200
iii amount provided for in the compensation plan, should the targets established be achieved	13,419,000	231,074,000	N/A	244,493,000
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d With respect to profit sharing:
i minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A

Notes:

1. The variable compensation minimum and maximum amounts shown in the table above were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2. The amounts related to item “c” correspond to the amounts attributed as variable compensation and reported in “Stock-based compensation” of item 13.2.

3. The profit sharing amounts are not included in the table above, which only reflects the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

2014			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	14.92	6.00	28.92
c With respect to bonuses:
i minimum amount provided for in the compensation plan	5,758,704	84,197,079	N/A	89,955,783
ii maximum amount provided for in the compensation plan	13,436,976	196,459,851	N/A	209,896,827
iii amount provided for in the compensation plan, should the targets established be achieved	9,597,840	140,328,465	N/A	149,926,305
iv amount effectively recognized in income or loss for last year	8,876,175	145,955,470	N/A	154,831,645
d With respect to profit sharing:
i minimum amount provided for in the compensation plan	352,485	37,757,547	N/A	38,110,031
ii maximum amount provided for in the compensation plan	822,464	88,100,943	N/A	88,923,407
iii amount provided for in the compensation plan, should the targets established be achieved	587,474	62,929,245	N/A	63,516,719
iv amount effectively recognized in income or loss for last year	543,302	64,828,485	N/A	65,371,787

Notes:

1.
The variable compensation minimum and maximum amounts shown in the table above were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

2.
The variable compensation of the year includes: (i) 50% effectively paid (shown in item “d”); and (ii) 50% to be paid in 2016, 2017 and 2018, in shares or stock-based instruments (shown in item “c”). Additionally, it includes the Partners shares to be delivered in 2018 and 2020 (shown in item “c”). For further details on the compensation model for management members, see the clarifications in item 13.1.

3.	The amounts related to item “c” correspond to the amounts attributed as variable compensation and reported in “Stock- based compensation” of item 13.2.

2013			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	15.08	6.00	29.08
c With respect to bonuses:
i minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d With respect to profit sharing:
i minimum amount provided for in the compensation plan	7,318,229	57,738,774	N/A	65,057,003
ii maximum amount provided for in the compensation plan	13,595,094	129,375,873	N/A	142,970,967
iii amount provided for in the compensation plan, should the targets established be achieved	10,314,115	96,370,626	N/A	106,684,740
iv amount effectively recognized in income or loss for last year	10,314,115	109,452,841	N/A	119,766,956

Notes:

1.
The variable compensation minimum and maximum amounts shown in the table above were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

2.
The variable compensation of the year includes: (i) 50% effectively paid; and (ii) 50% to be paid in 2015, 2016, and 2017, in shares or stock-based instruments. For further details on the compensation model for management members, see the clarifications in item 13.1.

2012			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	7.33	16.58	6.00	29.91
c With respect to bonuses:
i minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d With respect to profit sharing:
i minimum amount provided for in the compensation plan	6,184,900	67,983,694	N/A	74,168,594
ii maximum amount provided for in the compensation plan	10,824,900	154,777,290	N/A	165,602,190
iii amount provided for in the compensation plan, should the targets established be achieved	8,859,912	114,770,204	N/A	123,630,116
iv amount effectively recognized in income or loss for last year	8,859,912	98,159,408	N/A	107,019,320

Notes:

1.
The variable compensation minimum and maximum amounts shown in the table above were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

2.
The variable compensation of the year includes: (i) 50% effectively paid; and (ii) 50% to be paid in 2014, 2015, and 2016, in shares or stock-based instruments. For further details on the compensation model for management members, see the clarifications in item 13.1.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a)  General terms and conditions

Clarifications

We first clarify that, although the Issuer has a management compensation policy in which the variable compensation is paid in shares, the information in this item refers to the Stock Option Plan (“Plan”).

We also clarify that, as a result of the impacts related to Article 33 of Law 12,973/14, the amounts granted in connection with the Partners Program for the 2009 to 2014 fiscal years, not yet paid, are now recognized as compensation amounts. These amounts have been recorded in the Issuer’s financial statements as from the grant date, as well as detailed in this item, in compliance with the rules applicable to such disclosures.

Also as a result of the impacts related to Article 33 of Law No. 12,973/14, the proposal is for the Extraordinary Stockholders’ Meeting to approve the exclusion of the items addressing the partner options granting model in the Plan, which will otherwise address the simple option granting only. The proposal for amending the Plan, in the manner specified in Attachment 13 to CVM Instruction No. 481/09, is found as Attachment VIII to this document.

For further details on the compensation model for management members, including the Partners Program as from the 2014 fiscal year, see item 13.1.

Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice adopted since 1995. The current Plan covers the Issuer and the companies controlled by it and it is frequently revised to be adjusted for legal innovations and the Issuer’s reality.

In accordance with the Plan’s provisions, the Issuer may grant stock options to management members or employees of the Itaú Unibanco Conglomerate (“Beneficiaries”). The rules and operating procedures with respect to the Plan will be governed by a committee, named Personnel Committee, reporting to the Issuer’s Board of Directors. For 2015, the proposal is for the Annual Stockholders’ Meeting to approve the express inclusion of the service providers in the list of persons benefiting from the Plan, in line with the provisions of Article 168, paragraph 3, of Law No. 6,404/76. The proposal for amending the Plan, in the manner specified in Attachment 13 to CVM Instruction No. 481/09, is found as Attachment VIII to this document.

We clarify that, in addition to the grants provided under the Issuer’s Plan, the Issuer also maintains control over the rights and obligations in connection with the options granted under the plans assumed by the Issuer at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A. (together, “Unibanco”) and to Redecard S.A. (“Rede”) stock option plans, respectively.

Given that it is no longer possible to provide grants under the Unibanco and Rede Plans, all information relating to item 13.4 refers to the provisions of the current Plan only.

For further information, see the full Plan on the website of CVM and the Issuer (www.itau.com.br/investor-relations). See also Note 16 – Stockholders’ equity, f, to the Consolidated financial statements (BRGAAP) and Note 22 – Stock-option payment (IFRS) on the Issuer’s website (www.itau.com.br/investor-relations).

b) Main objectives of the plan

The Plan has the primary purpose of aligning the Beneficiaries’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings relating to the appreciation of its shares.

c) How the plan contributes to these objectives

The Beneficiaries receive granting of stock options as a way of motivation to contribute to the Issuer’s good performance, so that such performance affects the Issuer’s share price, since they may actively participate in the results of this appreciation if they exercise the options. Accordingly, the institution achieves the objective of the Plan, engaging management members and key employees in the organization’s long-term strategies. Beneficiaries, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

Although the Plan is not part of the Issuer’s compensation policy, it is in compliance with the principles searched for by the Issuer, taking into consideration that (i) the Beneficiaries receive stock options which link them to the Issuer’s long-term projects and results, (ii) this is an instrument to incentivize individual development and commitment, and (iii) this allows the retention of the Beneficiaries, as the benefit from exercising the options is received in the long term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

The Plan is aligned with the interests of the Issuer and its Beneficiaries, since that, by enabling Beneficiaries to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders’. Additionally, the Plan encourages the retention of the Issuer’s management members and employees, considering that the general rule dictates that a Beneficiary leaving the company will have his/her options automatically terminated (see sub item “n” of item 13.4).

f) Maximum number of shares covered

The sum of the shares to be used for compensation purposes, pursuant to the Resolution on Compensation, and the options to be granted are subject to the limit established by the Plan, described in sub item “g” of item 13.4, and approved at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

g) Maximum number of options to be granted

The Personnel Committee, reporting to the Board of Directors, will be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

In order to limit the maximum dilution to which stockholders may be subject: (i) the sum of (a) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (b) the options to be granted in each year may not exceed the limit of 0.5% of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% mentioned above, the resulting difference may be added for compensation purposes or for option grant purposes in any of the following seven years.

h) Conditions for the purchase of shares

Shares are purchased as a result of exercising an option granted under the Plan, provided that the vesting period has elapsed (see sub item “j” below), upon the payment of the strike price (see sub item “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i) Criteria for fixing the purchase or exercise price

The purchase and strike price will be established by the Personnel Committee upon the option granting and may be determined based on one of the following parameters:

Simple options: the establishment of the strike price of options will include the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA in the three last months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is allowed, at the Personnel Committee’s discretion. The prices thus established will be adjusted up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in its absence, by the index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settlement of operations on the BM&FBOVESPA.

Partner options: the strike price corresponds to the obligation of investing in the Issuer’s shares and holding the ownership of such shares unchanged and without any type of encumbrance from the date of the stock option grant until its exercising.

The shares purchased by the Beneficiaries to comply with the investment obligation may be acquired at the Issuer’s treasury or another mechanism may be adopted to provide effects equivalent to those of the acquisition of shares and counter- entry in options, pursuant to a Personnel Committee’s decision. Should there be an acquisition, it may also be as ADRs (American Depositary Receipts) representing one preferred Issuer’s shares traded on the New York Stock Exchange.

For the acquisition of such shares, the Personnel Committee will establish a purchase price equivalent to the average price of the Issuer’s share on the BM&FBOVESPA in the 30 days prior to the establishment of said price.

For the 2015 fiscal years, also in view of the effects related to Article 33 of Law No. 12,973/14, the proposal is for the Extraordinary Stockholders’ Meeting to approve the exclusion of the item addressing the criteria for establishment of the acquisition and strike price related to the grants of partners shares under the Plan. In addition, the proposal is for the Extraordinary Stockholders’ Meeting to approve the exclusion of the possibility, by the Personnel Committee, of a positive or negative adjustment of up to 20% in the establishment of the strike price of simple options.

The proposal for amending the Plan, in the manner specified in Attachment 13 to CVM Instruction No. 481/09, is found as Attachment VIII to this document.

j) Criteria for defining the exercise period

The options may only be exercised after the vesting period and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Personnel Committee upon issue, and it may last from one to seven years as from the granting. Usually, the vesting period established by the committee is five years.

k) Type of option settlement

There are two (2) methods for settlement of the strike price:

For simple options: when exercising the option, the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

For partners options: the compliance with the obligation to invest, addressed in sub item “i” of this item, should be confirmed.

For the 2015 fiscal year, as a result of the impacts related to Article 33 of Law No. 12,973/14, the proposal is for the Extraordinary Stockholders’ Meeting to approve the exclusion of the item addressing the criteria for settlement of the strike price related to the partner options under the Plan. The proposal for amending the Plan, in the manner specified in Attachment 13 to CVM Instruction No. 481/09, is found as Attachment VIII to this document. Restrictions on the transfer of shares

The availability of the shares subscribed by Beneficiaries through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the Personnel Committee upon the granting. Thus the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. Usually, this unavailability period defined by the committee is two years after the option is exercised.

l) Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Personnel Committee may suspend the exercise of options under justifiable circumstances, such as organization of underwriting works, significant market fluctuations or legal and regulatory restrictions.

Additionally, the Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary General Meeting.

m) Effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position will have their options automatically terminated. However, this automatic termination will not occur in case the employee’s departure is concurrent with their election to a management member position at the Itaú Unibanco Conglomerate or if the management member starts to hold another statutory position at the Itaú Unibanco Conglomerate.

In case of the management member’s death, the vesting period is terminated and her/his successors may exercise the options until the end of the remaining effective period of the effective Beneficiary.

In addition, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, the Personnel Committee may choose not to terminate these options.

13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the previous fiscal year

Companies		Board of Directors (*)			Board of Officers			Fiscal Council
		Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,441,540	6,604,791	10,046,331	10,516,717	7,027,309	17,544,026	28,335	1,022,692	1,051,027
	Companhia E. Johnston de Participações	490	980	1,470	-	-	-	-	-	-
Parent company	Companhia ESA	328,269,854	-	328,269,854	156,611,599	-	156,611,599	-	-	-
	Itaúsa - Investimentos Itaú S.A.	328,269,854	183,149,454	511,419,308	156,611,599	47,287,869	203,899,468	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	2	-	2	1	-	1	-	-	-
(*) Except those considered on the Board of Officers
Note: These shares are held directly.
Base Date : 12.31.2014

13.6. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

We clarify that, although the Issuer has a management compensation policy in which the variable compensation is paid in shares, the information in this item refers to the long- term incentive model. For further details on the management compensation policy, see item 13.1.

2015 fiscal year

The granting of simple options is not expected for 2015.

Stock-based compensation - Year ended December 31, 2014
body	Board of Directors
number of members	6
option granting year	2009			2010	2011			2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 27.95	(1)	R$ 33.10	R$ 45.40	(1)	R$ 44.35	(1)	R$ 33.17	(2)
(b) lost during the year	_	_	_	_	_	_		_
(c) exercised during the year	_	(1)		_	(1)	_	(1)	_
(d) expired during the year	_	_	_	_	_	_	_	_
potential dilution in the case of exercise of all options granted	0.023%			0.004%	0.005%			0.004%
granting of stock options:
grant date	03/03/09	03/06/09	08/10/09	04/17/10	02/28/11	04/19/11	08/19/11	04/27/12
number of options granted	632,092	42,540	592,324	231,287	12,464	263,012	5,379	245,912
term for the options to become exercisable	01/01/14	50% after 3 years and 50% after 5 years	04/01/12	01/01/15	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	01/01/17
maximum term to exercise option	12/31/16	03/06/14	12/31/14	12/31/17	31/03/16	12/31/18	30/09/16	12/31/19
term of restriction for the transfer of shares	2 years for 50%	without restriction	Não há	2 years for 50%	50%: 02/28/16 and 50%: 02/28/19	2 years for 50%	50%: 08/19/16 and 50%: 08/19/19	2 years for 50%
fair value of options on the grant date	R$ 3.51	R$ 13.79	R$ 9.38	R$ 10.10	R$ 27.14	R$ 9.11	R$ 19.57	R$ 6.46

Continuation
body	Board of Statutory Officers
number of members	16
option granting year	2006	2007	2008	2009		2010	2011				2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 29.11	R$ 37.07	R$ 42.74	R$ 27.95	(1)	R$ 45.40	(1)	R$ 28.90	R$ 44.35	(1)	R$ 33.17	(2)
(b) lost during the year	_	_	_	_	_	_	_	_	_	_	_
(c) exercised during the year	R$ 29.29	R$ 34.38	_	R$ 27.03	(1)	_	(1)	R$ 26.27	_	(1)	_
(d) expired during the year	_	_	_	_	_	_	_	_	_	_	_
potential dilution in the case of exercise of all options granted	0.031%	0.045%	0.044%	0.073%		0.033%	0.063%				0.056%
granting of stock options:
grant date	02/21/06	02/14/07	02/11/08	03/03/09	03/06/09	04/17/10	02/28/11	03/09/11	04/19/11	08/19/11	04/27/12
number of options granted	1,700,958	2,485,310	2,445,714	3,989,406	44,434	1,818,302	266,227	206,838	2,781,658	208,706	3,109,472
term for the options to become exercisable	01/01/11	01/01/12	01/01/13	01/01/14	50% after 3 years and 50% after 5 years	01/01/15	50% after 3 years and 50% after 5 years	03/09/14	01/01/16	50% after 3 years and 50% after 5 years	01/01/17
maximum term to exercise option	12/31/13	12/31/14	12/31/15	12/31/16	03/06/14	12/31/17	31/03/16	03/08/18	12/31/18	30/09/16	12/31/19
term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	50%: 02/28/16 and 50%: 02/28/19	without restriction	2 years for 50%	and 50%: 08/19/16 and 50%: 08/19/19	2 years for 50%
fair value of options on the grant date	R$ 8.49	R$ 7.19	R$ 4.70	R$ 3.51	R$ 13.79	R$ 10.10	R$ 27.14	R$ 6.87	R$ 9.11	R$ 19.57	R$ 6.46

Notes:

1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in sub item 13.4 ,”i”.
2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
3.	As from the 2014 fiscal year, the information presented herein refer to simple options. For further information on other stock-based payments, see items 13.1, 13.2, 13.3, 13.8 and 13.9.

Stock-based compensation - Year ended December 31, 2014
body	Board of Directors
number of members	6
option granting year	2008			2009			2010			2011			2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	(1)	(1)	(1)	R$ 26.49	(1)	R$ 31.37	R$ 43.02	(1)	(1)	(1)	R$ 43.03	(1)	R$ 31.43	(2)
(b) lost during the year	_	_	_	_	_	_	_	_	_	_	_	_	_
(c) exercised during the year	_	_	_	_	_	R$ 31.37	_	_	_	_	_	_	_
(d) expired during the year	_	_	_	_	_	_	_	_	_	_	_	_	_
potential dilution in the case of exercise of all options granted	0.003%			0.023%			0.005%			0.005%			0.004%
granting of stock options:
grant date	02/29/08	03/03/08	09/03/08	03/03/09	03/06/09	08/10/09	04/17/10	08/30/10	09/30/10	02/28/11	04/19/11	08/19/11	04/27/12
number of options granted	36,821	43,895	51,380	574,629	38,673	549,476	210,261	7,705	21,894	22,664	239,102	9,779	223,556
term for the options to become exercisable	09/03/12	03/03/13	09/03/13	01/01/14	03/06/14	04/01/12	01/01/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	01/01/17
maximum term to exercise option	_	_	_	31/12/16	_	31/12/14	31/12/17	30/09/15	30/10/15	31/03/16	31/12/18	30/09/16	31/12/19
term of restriction for the transfer of shares	without restriction	without restriction	without restriction	2 years for 50%	without restriction	N/A	2 years for 50%	50%: 17/08/15 e 50%: 17/08/18	50%: 30/09/15 e 50%: 30/09/18	50%: 28/02/16 e 50%: 28/02/19	2 years for 50%	50%: 19/08/16 e 50%: 19/08/19	2 years for 50%
fair value of options on the grant date	R$ 28.17	R$ 29.00	R$ 22.51	R$ 3.86	R$ 15.17	R$ 10.32	R$ 11.11	R$ 29.53	R$ 32.48	R$ 29.86	R$ 11.02	R$ 21.53	R$ 7.11

Continuation
body	Board of Statutory Officers
number of members	13
option granting year	2006	2007	2008		2009		2010				2011			2012		2013
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 27.59	R$ 35.13	R$ 40.50	(1)	R$ 26.49	(1)	R$ 43.02	(1)	(1)	(1)	(1)	R$ 42.03	(1)	(1)	R$ 31.43	(1)	(2)
(b) lost during the year	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_
(c) exercised during the year	R$ 28.94	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_
(d) expired during the year	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_
potential dilution in the case of exercise of all options granted	0.031%	0.049%	0.049%		0.086%		0.059%				0.078%			0.011%		0.017%
granting of stock options:
grant date	02/21/06	02/14/07	02/11/08	03/03/08	03/03/09	03/06/09	04/17/10	08/17/10	08/30/10	09/30/10	02/28/11	04/19/11	08/19/11	02/24/12	04/27/12	02/27/13
number of options granted	1,546,325	2,455,998	2,457,209	20,097	4,200,031	103,524	1,886,752	81,918	254,205	767,489	615,499	2,856,191	468,149	529,678	3,162,425	829,729
term for the options to become exercisable	01/01/11	01/01/12	01/01/13	03/03/13	01/01/14	50% after 3 years and 50% after 5 years	01/01/15	50% após 3 anos e 50% após 5 anos	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/17	50% after 3 years and 50% after 5 years
maximum term to exercise option	12/31/13	12/31/14	12/31/15	without restriction	12/31/16	_	12/31/17	09/30/15	09/30/15	10/31/15	03/31/16	12/31/18	30/09/16	31/03/17	12/31/19	03/31/18
term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	50%: 08/17/15 e 50%: 08/17/18	50%: 08/17/15 e 50%: 08/17/18	50%: 09/30/15 e 50%: 09/30/18	50%: 02/28/16 e 50%: 02/28/19	2 years for 50%	50%: 08/19/16 e 50%: 08/19/19	50%: 02/24/17 e 50%: 02/24/20	2 years for 50%	50%: 02/27/18 e 50%: 02/27/20
fair value of options on the grant date	R$ 9.34	R$ 7.91	R$ 5.17	R$ 29.00	R$ 3.86	R$ 15.17	R$ 11.11	R$ 30.60	R$ 29.53	R$ 32.48	R$ 29.86	R$ 10.02	R$ 21.53	R$ 29.09	R$ 7.11	R$ 28.06

Notes:

1.	Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.
2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

Stock-based compensation - Year ended December 31, 2014
body	Board of Directors
number of members	8
option granting year	2007	2008				2009		2010			2011			2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 37.03	R$ 46.02	(1)	(1)	(1)	(1)	R$ 32.01	R$ 43.90	(1)	(1)	(1)	R$ 42.88	(1)	R$ 32.07	(2)
(b) lost during the year	R$ 37.27	R$ 46.72	_	_	_	_	_	_	_	_	_	_	_	_
(c) exercised during the year	_	_	_	_	_	_	_	_	_	_	_	_	_	_
(d) expired during the year	R$ 37.27	R$ 46.72	_	_	_	_	_	_	_	_	_	_	_	_
potential dilution in the case of exercise of all options granted	0.003%	0.004%				0.021%		0.003%			0.004%			0.004%
granting of stock options:
grant date	03/21/2007	05/14/2008	02/29/2008	03/03/08	03/09/08	06/03/09	10/08/09	04/17/2010	08/30/2010	09/30/2010	02/28/2011	04/19/2011	08/19/2011	04/27/2012
number of options granted	151,802	75,901	33,474	39,905	46,709	70,315	874,167	117,617	7,004	19,904	20,604	137,620	8,890	160,017
term for the options to become exercisable	50%: 03/21/11 and 50%: 03/21/12	1/3 per year after 3 years	9/3/2012	3/3/2013	9/3/2013	3/6/2012	4/1/2012	1/1/2015	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	01/01/17
maximum term to exercise option	12 months	12 months	_	_	_	_	12/31/2014	12/31/2017	09/30/2015	10/31/2015	03/31/2016	12/31/2018	09/30/2016	12/31/2019
term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	without restriction	without restriction	without restriction	without restriction	N/A	2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 09/30/15 and 50%: 09/30/18	50%: 02/28/16 and 50%: 02/28/19	2 years for 50%	50%: 08/19/16 and 50%: 08/19/19	2 years for 50%
fair value of options on the grant date	R$ 12.78	R$ 18.06	R$ 30.99	R$ 31.90	R$ 24.76	R$ 17.31	R$ 11.35	R$ 12.22	R$ 32.48	R$ 35.73	R$ 32.84	R$ 11.02	R$ 23.69	R$ 7.82

Continuation
body	Board of Statutory Officers
number of members	18
option granting year	2006		2007		2008		2009		2010				2011			2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 28.15	R$ 29.35	R$ 41.32	(1)	R$ 41.32	(1)	R$ 27.02	(1)	R$ 43.90	(1)	(1)	(1)	(1)	R$ 42.88	(1)	(1)	R$ 32.07	(2)
(b) lost during the year	_	R$ 29.89	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_
(c) exercised during the year	R$ 28.20	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_
(d) expired during the year		R$ 29.89	_	_	_	_	_	_	_	_	_	_	_	_	_	_	_
potential dilution in the case of exercise of all options granted	0.055%		0.052%		0.052%		0.104%		0.063%				0.083%			0.066%
granting of stock options:
grant date	02/21/2006	7/4/2006	02/14/2007	9/3/2007	11/02/08	03/03/08	03/03/09	06/03/09	04/17/2010	08/17/2010	08/30/2010	09/30/2010	02/28/2011	09/04/11	08/19/2011	02/24/2012	04/27/2012
number of options granted	2,475,457	52,707	2,359,500	7,561	2,379,161	18,270	4,569,510	188,226	1,877,525	120,212	190,043	705,396	567,190	2,816,924	432,195	488,570	3,026,850
term for the options to become exercisable	01/01/11	7/4/2011	01/01/12	9/3/2012	01/01/13	03/03/13	01/01/14	50% after 3 years and 50% after 5 years	01/01/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/17
maximum term to exercise option	12/31/2013	12 months	12/31/2014	_	12/31/2015	_	12/31/2016	_	12/31/2017	09/30/15	09/30/15	10/31/15	03/31/16	12/31/18	09/30/16	03/31/17	12/31/19
term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 08/17/15 and 50%: 08/17/18	50%: 09/30/15 and 50%: 09/30/18	50%: 02/28/16 and 50%: 02/28/19	2 years for 50%	50%: 08/19/16 and 50%: 08/19/19	50%: 02/24/17 and 50%: 02/24/20	2 years for 50%
fair value of options on the grant date	R$ 10.27	R$ 13.22	R$ 8.70	R$ 31.68	R$ 5.69	R$ 31.90	R$ 4.25	R$ 17.31	R$ 12.22	R$ 33.67	R$ 32.48	R$ 35.73	R$ 32.84	R$ 11.02	R$ 23.69	R$ 31.99	R$ 7.82

Notes:

1.	Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.
2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

13.7 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2014
body		Board of Directors
number of members	6
option granting year	2010	2011	2012
Options not yet exercised
Number	231,287	263,012	245,912
Date in which the options will become exercisable	01/01/15	01/01/16	01/01/17
Maximum term to exercise option	12/31/17	12/31/18	12/31/19
Term of restriction to the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%
Weighted average strike price for the year	R$ 42.53	R$ 41.54	R$ 31.07
Fair value of options in the last day of the fiscal year	R$ 10.10	R$ 9.11	R$ 6.46
Exercisable options
Number
Maximum term to exercise option
Term of restriction to the transfer of shares
Weighted average strike price for the year
Fair value of options in the last day of the fiscal year
Fair value of total options in the last day of the fiscal year

Continuation
body	Board of Statutory Officers
number of members	13
option granting year	2008	2009	2010	2011		2012
Options not yet exercised
Number			1,818,302	77,723	2,781,658	3,109,472
Date in which the options will become exercisable			01/01/15	03/08/16	01/01/16	01/01/17
Maximum term to exercise option			12/31/17	03/08/18	12/31/18	12/31/19
Term of restriction to the transfer of shares			2 years for 50%	without restriction	2 years for 50%	2 years for 50%
Weighted average strike price for the year			R$ 42.53	R$ 28.90	R$ 41.54	R$ 31.07
Fair value of options in the last day of the fiscal year			R$ 10.10	R$ 6.87	R$ 9.11	R$ 6.46
Exercisable options
Number	2,445,714	3,512,509		39,115
Maximum term to exercise option	12/31/15	12/31/16		03/08/16
Term of restriction to the transfer of shares	2 years for 50%	2 years for 50%		without restriction
Weighted average strike price for the year	R$ 40.03	R$ 26.18		R$ 28.90
Fair value of options in the last day of the fiscal year	R$ 4.70	R$ 3.51		R$ 6.87
Fair value of total options in the last day of the fiscal year	R$ 11,494,854	R$ 12,328,907		R$ 268,524

Notes:

1.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, conversion of Unibanco shares to Itaú Unibanco, etc.)
2.	As from the 2014 fiscal year, the information presented herein refer to simple options. For further information on other stock-based payments, see items 13.1, 13.2, 13.3, 13.8 and 13.9.

13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2014
body	Board of Directors		Board of Statutory Officers
number of members	6					16
option granting year	2009	2011	2013	2006	2007	2009	2011	2013
Options exercised
Number of shares	1,266,956	17,843	N/A	1,700,958	2,485,310	521,331	564,933	N/A
Weighted average strike price	R$ 29.78	(1)	N/A	R$ 29.29	R$ 34.35	R$ 30.10	R$ 26.27	N/A
Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$ 14,374,022	R$ 591,023	N/A	R$ 4,839,430	R$ 10,230,307	R$ 4,359,907	R$ 17,154,418	N/A
Shares delivered
Number of shares	N/A	N/A	72,146	N/A	N/A	N/A	N/A	223,444
Weighted average strike price	N/A	N/A	R$ 33.76	N/A	N/A	N/A	N/A	R$ 30.65
Total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	-R$ 5,527	N/A	N/A	N/A	N/A	-R$ 174,286

Note:
1.	Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4 , “i”.
2.
The number of members of each body corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2013
body	Board of Directors			Board of Statutory Officers
number of members	2			8
option granting year	2008	2009	2010	2008	2010
Options exercised
Number of shares	132,096	11,000	14,800	20,097	539,150
Weighted average strike price	(1)	R$ 31.57	(1)	(1)	(1)
Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$ 3,738,474	R$ 12,600	R$ 455,898	R$ 640,181	R$ 16,547,379
Shares delivered
Number of shares	N/A	N/A	N/A	N/A	N/A
Weighted average strike price	N/A	N/A	N/A	N/A	N/A
Total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	N/A	N/A	N/A

Note:

1.	Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

Options exercised - Year ended December 31, 2012
body	Board of Statutory Officers
number of members		4
option granting year	2006	2007	2009
Options exercised
Number of shares	775,000	7,561	94,113
Weighted average strike price	R$ 28.20	(1)	(1)
Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$ 8,020,000	R$ 242,330	R$ 3,378,657
Shares delivered
Number of shares	N/A	N/A	N/A
Weighted average strike price	N/A	N/A	N/A
Total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	N/A

Note:

1.	Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

13.9.  Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) the pricing model

•
Simple options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•	Variable stock-based compensation: the fair value of the shares for the variable stock-based compensation is the quoted market price of the Issuer’s preferred shares on the grant date.

•	Partner Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date discounted from the expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

•
Simple options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•
Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by BM&FBOVESPA, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option;

•
Stock option expiry date: the expiry date for the stock options will be established by the Personnel Committee at the time the options are granted, these being automatically extinguished at the end of the period. The term of each stock option series will begin on the date of issue and will expire at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years; and

•
Vesting period of the option: the vesting period of each stock options series will be established by the Personnel Committee on the date of issue, and this period may vary between 1 and 7 years, as from the date of issue.

•
Partner Program: it adopts the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital, to discount the quoted market price of the Issuer’s preferred shares on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Simple options: the simple option pricing uses the Binomial tree and takes into consideration the vesting period for the simple options. The vesting period of each series will be established by the Committee upon issue, and it may last from one year to seven years as from the grant date. Usually, the vesting period determined by the Committee is of five years. From the end of the vesting period, the option can be exercised at any time until the expiry date of the option.

d) Method to determine expected volatility

Simple options: Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer’s preferred share, adjusted by the IGP-M or IPCA, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted for splits, bonuses and reverse splits.

13.10. With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors		Board of Statutory Officers
b	number of members	1	1	7	2	1
c	Plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
d	number of management members that have the conditions necessary for retirement	‐	1	2	‐	‐
e	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
f	restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$ 1,558,091	R$ 1,608,176	R$ 19,074,707	R$ 1,391,986	R$ 105,765
g	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 58,247	R$ 208,191	R$ 508,156	R$ 289,349	R$ 42,333
h	whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1.  The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

2.  The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant.  In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the officers’ individual rights.  Accordingly, the Issuer will await the judgment from the Superior Justice Court (“STJ”) in connection with the petition for an injunction filed by the Brazilian Institute of Financial Executives of Rio de Janeiro (IBEF – RJ) to carry out the related disclosure.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the benefits provided for in the compensation policy, such as the possibility of keeping the deferred portion of the variable compensation and the health care plan, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

Any exception to the practices provided for in the compensation policy must be fully justified and approved by the Personnel Committee, as well as compatible with value creation and the Issuer’s risk management.

13.13. With respect to the past three years, indicate the percentage of total compensati on of each body recognized in the Issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2014
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	74%	40%	0%

2013
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	81%	49%	0%

2012
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	80%	45%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, this as commissions and consulting or advisory services provided

Not applicable.

13.15. With respect to the past three years, please indicate the amounts recognized in the result of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these persons

2014 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	212,446,054	-	212,446,054
Companies under common control	-	-	-	-

2013 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	138,682,032	-	212,446,054
Companies under common control	-	-	-	-

2012 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	137,949,478	-	212,446,054
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

ATTACHMENT VI

INFORMATION ABOUT COMPANIE’S CAPITAL INCREASE

1.	Inform the amount of the increase and the new capital stock

Subscribed and paid-up capital stock, in the amount of ten billion, one hundred and forty-eight million Brazilian reais (R$10,148,000,000.00), from seventy-five billion Brazilian reais (R$75,000,000,000.00) to eighty-five billion, one hundred and forty-eight million Brazilian reais (R$85,148,000,000.00).

2.
Inform whether the increase will be carried out with: (a) conversion of debentures into shares; (b) exercise of the right to subscription or to subscription warrants; (c) capitalization of revenues or reserves; or (d) subscription of new stock

Capital will be increased with the capitalization of amounts recorded in Revenue Reserves, Statutory Reserves of the Company, pursuant to Article 169 of the Brazilian Corporate Law, through Company’s share bonus.

3.	Explain in detail the reasons for the increase and its legal and economic consequences

The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market quotation value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus giving rise to added value to Stockholders. The new shares issued will be distributed free of charge and will benefit stockholders proportionally to their ownership interest held prior to the share bonus.

4.	Provide a copy of the fiscal council’s opinion, if applicable

Transcription of the minutes of the Fiscal Council’s Meeting held on March 26, 2015: “After examining the Board of Directors’ proposal as of this date with respect to the increase in the capital stock in the amount of ten billion, one hundred and forty-eight million Brazilian reais (R$10,148,000,000.00), from seventy-five billion Brazilian reais (R$75,000,000,000.00) to eighty-five billion, one hundred and forty-eight million Brazilian reais (R$85,148,000,000.00), through the capitalization of Revenue Reserves – Statutory Reserve, and the granting to the Stockholders, in the form of a bonus, of 1 (one) new share for every 10 (ten) shares of the same type already held, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. agreed with the justification for the proposal and opined favorably that this be submitted for the examination and approval of the stockholders in an Extraordinary General Meeting to be held on April 29, 2015, at 3:05 p.m.”

5.	In case of capital increase with stock subscription

Not applicable.

6.	In case of capital increase with capitalization of revenues or reserves

a.	Inform whether it will lead to a change in the par value of shares, if any, or the distribution of new shares to stockholders

Capital increase will not lead to the change in the par value of shares, since the Company’s shares do not have par value. Nevertheless, this capital increase will lead to the distribution of new shares to Stockholders, as shown in the table included in this sub item 6, “c”, “i” below.

b.	Inform if revenues or reserves will be capitalized with or without changing the number of shares in companies with shares with no par value

Taking into account that the Company’s shares do not have par value, the capital increase will be carried out with the change in the number of shares, which is shown in the table included in this sub item 6, “c”, “i”.

c.	In case of distribution of new shares

i.	Inform the number of shares issued by each type and class

Number of shares	Balance at 12.31.2014	Proposed bonus	Balance after bonus
Outstanding common shares	2,770,034,003	277,003,400	3,047,037,403
Treasury common shares	2,541	254	2,795
Subtotal – Common shares	2,770,036,544	277,003,654	3,047,040,198
Outstanding preferred shares	2,706,967,586	270,696,759	2,977,664,345
Treasury preferred shares	53,828,551	5,382,855	59,211,406
Subtotal – Preferred shares	2,760,796,137	276,079,614	3,036,875,751
TOTAL	5,530,832,681	553,083,268	6,083,915,949

ii.	Inform the percentage of share bonus stockholders will receive

Stockholders will be granted share bonus at the rate of ten percent (10%). Accordingly, one (1) new share of the same type will be granted to the holders of shares, as bonus share, for every ten (10) shares held, and the shares held as treasury stock will also be entitled to that bonus.

iii.	Describe the rights, advantages and restrictions assigned to shares to be issued

Type	Rights	Advantages	Restrictions
Common shares	• Entitled to voting rights
• In the event a mandatory dividend amount remains after the payment of priority minimum dividend to preferred shares, a dividend equal to that of the priority dividend granted to preferred shares shall be paid.
• Profit sharing in equal conditions as those entitled to the preferred shares after being assured to common shares the dividend equal to the minimum dividend granted to preferred shares.

Preferred shares
• Entitled to priority in receiving a minimum non- cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split.
• Entitled to acquire the right to exercise voting rights, pursuant to Article 111, Paragraph 1 of the Brazilian Corporate Law, should the Company fail to pay the priority dividend for three consecutive fiscal years.

• Entitled to be included in a public offering of shares, in the event of a sale of the company’s controlling stake, thus assuring such shares a price equal to eighty percent (80%) of the value paid per voting share of the controlling stockholders, and guaranteeing a dividend at least equal to that of the common shares.
• Entitled to profit sharing under the same conditions as those enjoyed by common shares after a dividend equal to the minimum dividend granted to preferred shares are assured to common shares.
• Not entitled to voting rights.

iv.	Inform the acquisition cost, in Brazilian reais per share, to be assigned so that Stockholders may comply with Article 10 of Law No. 9,249 of December 26, 1995

The cost assigned to share bonus is R$18.348050984612 per share.

v.	Inform the treatment adopted for fractions, if applicable

The share bonus shall always be granted in whole numbers. Upon the approval of the Central Bank of Brazil (BACEN), the Company will establish the period, which shall not be shorter than thirty (30) days, during which Stockholders who want may transfer the share fractions arising from the bonus shares, pursuant to Paragraph 3 of Article 169 of the Brazilian Corporate Law. After this period, any remaining amounts arising from share fractions shall be traded on the BM&FBOVESPA and the net amount earned will be made available to those Stockholders who hold these share fractions. The Company will disclose more details on this procedure on a timely basis.

d.	Inform the term provided for in Paragraph 3 of Article 169 of Law No. 6,404 of 1976

The term provided for in Paragraph 3 of Article 169 of the Brazilian Corporate Law will be determined by the Company and informed to the Stockholders, on a timely basis, upon the approval of the capital increase by BACEN.

e.	Inform and provide information and documentation established in item 5 above, if applicable

Not applicable.

7.	In the event of capital increase with either conversion of debentures or other debt securities into shares or exercise of subscription warrants

Not applicable.

8.	The provisions of items 1 to 7 of this Attachment are not applicable to the capital increases arising from the stock option plan, in which case the Issuer must inform: (...)

Not applicable.

ATTACHMENT VII

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of Article 3, head provision, and item 3.1, Article 9, head provision, and items 9.1 and 9.2, and Article 10, head provision, and its other items of the Bylaws approved by the Board of Directors at the meeting held on March 26, 2015 and subject to a decision by the Extraordinary Stockholders’ Meetings of the Company convened for April 29, 2015.

(I) CAPITAL INCREASE AND SHARE BONUS

The Company’s management intends to increase capital stock by ten billion, one hundred forty-eight million Brazilian reais (R$10,148,000,000.00) with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve of the Company. This increase will be carried out through a Company’s share bonus, with the issue of five hundred fifty-three million, eighty-three thousand, two hundred and sixty-eight (553,083,268) new book entry shares, with no par value, of which two hundred seventy- seven million, three thousand, six hundred and fifty-four (277,003,654) are common shares and two hundred seventy six million, seventy-nine thousand, six hundred and fourteen (276.079.614) are preferred shares, which will be assigned free of charge to Stockholders, as share bonus, at the rate of one (1) new share to every ten (10) shares of the same type held; treasury shares shall also be entitled to that bonus. Accordingly, an amendment to Article 3, head provision, of the Bylaws is being proposed to reflect the new composition of capital stock. New shares will be delivered to the Stockholders and, therefore, the Company’s equity will be divided into a higher number of shares. Monthly dividends shall be kept at R$0.015 per share, so that the total amounts monthly paid by the Company to Stockholders will be increased by ten percent (10%) after the inclusion of the bonus shares in the stockholding position. Regarding the Stockholders, in addition to increasing the monthly dividend amount, the operation will permit trading at a more accessible level, together with a larger number of outstanding shares that will potentially generate more business and a greater financial volume, thus giving rise to added value to Stockholders. Noteworthy is also the possibility of adjusting the share price, to make it compatible with the fact that the Company’s equity is divided into a higher number of shares. Finally, the share bonus will imply, for those Stockholders who are individuals, the delivery of shares at the cost of R$18.348050984612 per share (for the purposes of the provision of Paragraph 1 of Article 47 of the Regulatory Instruction No. 1,022/10 of the Federal Revenue Office of Brazil, and of the provision of Article 10, sole paragraph, of Law 9,249/95), which will change the acquisition cost of the shares held by said Stockholders.

(II) INCREASE OF AUTHORIZED CAPITAL LIMIT

Proportionally to the bonus of ten percent (10%) in Company’s shares, the intention is to increase the authorized capital limit, so that the Company may carry out the increase in capital stock by decision of the Board of Directors, irrespective of the statutory amendment, up to the limit of seven billion, nine hundred and eighty-six million (7,986,000,000) shares, of which three billion, nine hundred and ninety-three million (3,993,000,000) are common shares and three billion, nine hundred and ninety-three million (3,993,000,000) are preferred shares. Accordingly, the proposal is to amend item 3.1 of the Bylaws to provide for the new authorized capital limits.  Such rule does not have immediate economic effect on the Company that, however, in view of the proposed share bonus, continues with the prerogative of keeping the same levels of total authorized capital limits existing before the operation.

(III) ADJUSTMENT TO THE NEW COMPANY’S STRUCTURE

The Announcement to the Market disclosed on February 23, 2015, announced changes in the structure of the Company. In order to reflect the Bylaws to the new structure, the proposal is to increase the position limit, create the position of General Director and carry out the required adjustments to the matters related to the Board of Officers and the Company’s representation. Accordingly, the proposal is for Article 9, head provision and its items 9.1 and 9.2, and Article 10, head provision and its other items, be amended to reflect these changes. Likewise, this rule does not have economic effect on the Company.

(IV) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (III) ABOVE

Current Wording	Proposed Wording
Article 1 – DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., was incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.
Unchanged.
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.

Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital stock is R$ 75,000,000,000.00 (seventy-five billion reais), represented by 5,530,832,681 (five billion, fifty-three hundred million, eighty hundred thirty-two thousand, six hundred and eighty one) book entry shares, with no par value, being 2,770,036,544 (two billion, seven hundred seventy million, thirty-six thousand, five hundred and forty-four) common and 2,760,796,137 (two billion, seven hundred sixty million, seven hundred ninety-six thousand, one hundred and thirty-seven) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital stock is R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight thousand reais), represented by 6,083,915,949 (six billion, eighty-three hundred million, nine hundred fifteen thousand, nine hundred and forty-nine) book entry shares, with no par value, being 3,047,040,198 (three billion, forty- seven million, forty thousand, one hundred and ninety-eight) common and 3,036,875,751 (three billion, thirty-six million, eight hundred seventy-five thousand, seven hundred and fifty-one) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,260,000,000 (seven billion, two hundred and sixty million) shares, being 3,630,000,000 (three billion, six hundred and thirty million) common and 3,630,000,000 (three billion, six hundred and thirty million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76.

3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law. 6,404/76.

3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.
Unchanged.
3.3. Book entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.
Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.
Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.
Unchanged.

Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.
Unchanged.
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.
4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.
Unchanged.
Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.
Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be, conditioned on the prior subscription to the Statement of Consent by the management, pursuant to the provisions in Level 1 Regulation of Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).
Unchanged.
5.2. Management Compensation - Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders’ Meeting in the form of a global and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.
Unchanged.

Article 6 – BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice- Chairmen chosen by the Directors from among their peers.
Unchanged.
6.1. The positions of chairman of the Board of Directors and the Chief Executive Officer or main executive of the company may not be accumulated by the one and same person.	Unchanged.
6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.
Unchanged.
6.3. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.
Unchanged.
6.4. The unified term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.
Unchanged.
6.5. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged.
6.6. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members.
Unchanged.
6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company’s Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;
Unchanged.

IX. to decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a nonpermanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. to elect and remove the members of the Audit and Compensation committees;

XV. to approve the operational rules that the Audit and Compensation committees may establish for their own functioning and be aware of the committees’ activities through their reports;

XVI. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than 15% (fifteen percent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide, within the limit of the authorized capital, on the increase of capital and the issue of credit instruments and other instruments, pursuant to item 3.1.

Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.
Unchanged.
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist having proven knowledge of the accounting and auditing areas:
Unchanged.
7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
Unchanged.

7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.
Unchanged.
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years and may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.
Unchanged.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.
Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.
Unchanged.
7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.
Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year.
Unchanged.
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.
Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.
Unchanged.

8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.
Unchanged.
8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.
Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.
Unchanged.
8.2. It is incumbent on the Compensation Committee:

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the compensation policy for the company’s members of management;

III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.
Unchanged.
8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning
Unchanged.

8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years
Unchanged.
Article 9 – BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.
Article 9 – BOARD OF OFFICERS - The management and representation of the company incumbent on the Board of Officers, elected by the Board of Directors.
9.1. The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Vice Presidents, Executive Officers and Officers, in accordance with what is established by the Board of Directors when making appointments to these positions.

9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the Chief Executive Officer, General Director, Vice President, Executive Officer and Officer, in accordance with what is established by the Board of Directors when making appointments to these positions.

9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Vice President appointed by him/her.

9.2. In the case of absence or incapacity of any officer, the Board of Officers may choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by one General Director or by the Vice-President appointed by him/her.

9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers will have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.
9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.
Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two officers, one of them mandatorily the Chief Executive Officer or Vice- President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two officers, one of them mandatorily the Chief Executive Officer or General Director or Vice-President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights, able to without restriction as to the provision in sub-paragraph XVI of item 6.7, to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) appoint an Attorney-in- Fact.

10.1. Two officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in subparagraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices
Amended and reallocated to Article 10, head provision.
10.2. The company may also be represented, jointly, (i) by an officer and an Attorney-in-Fact, or (ii) by two Attorneys-in- Fact.

10.2.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect; in acts that do not imply the assumption or waiver of rights and obligations; (b) in proxy instruments with “ad judicial” clause; (c) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates

10.2.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.2.1.

10.2.3. In the appointment of Attorneys-in-Fact, the company shall be represented by two officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

10.1. As an exception to the caption sentence, the company may also be represented jointly, the company may also be represented, jointly, (i) by an officer and an attorney-in-fact, or (ii) by two attorneys-in-fact.
Renumbered to 10.1.1.
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1.
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

10.3. It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.
Renumbered to 10.2.
10.4. Vice Presidents and Executive Officers are responsible for the administration of the banking operations.	10.3. General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.
10.5. It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers	Changed and reallocated to item 10.3.
Article 11 – FISCAL COUNCIL- The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.
Unchanged.
Article 12 – FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.
Unchanged.
Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:
Unchanged.

13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.
13.2. The amount to be allocated to dividend payments to stockholders will be specified, in accordance with the provisions in Article 14 and the following rules:

a) the preferred shares will have the right to the priority minimum annual dividend (article 3, sub-paragraph I);

b) the amount of the mandatory dividend that remains after the dividend payment addressed in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;
Unchanged.
c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 15, “ad referendum” of the General Meeting.	Unchanged.
Article 14 – MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.
Unchanged.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.
Unchanged.
14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.
Unchanged.
Article 15 – STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.
Unchanged.
15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from :

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
Unchanged.

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).

15.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.
Unchanged.
15.3. Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law No. 6,404/76.
Unchanged.
15.4. From time to time when proposed by the Board of Directors, portions of these reserves will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.
Unchanged.
15.5. The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.
Unchanged.
Article 16 – BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).
Unchanged.

ATTACHMENT VIII

ATTACHMENT 13 OF THE CVM INSTRUCTION No. 481/09 – PROPOSAL TO AMEND

THE STOCK OPTION PLAN

The Company’s current Stock Option Plan (“Plan”) covers the whole Itaú Unibanco Conglomerate, including its controlled companies, and it is frequently reviewed for improvement and adjusted to the legal innovations and to the Company’s reality. This year, as a result of the impacts related to Article 33 of Law No. 12,973/14, the proposal is for the Annual Stockholders’ Meeting to approve the exclusion of the items regarding the partner options granting in the Plan, which will address the simple option granting only.

For further information on the impacts related to Article 33 of Law 12,973/14 on the compensation model for management members, see item 13 of Attachment 24 to CVM Instruction No. 480/09, which can be found in Attachment V to this document.

1.	Provide a copy of the proposed plan

CURRENT WORDING	PROPOSED WORDING
1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) institutes a Stock Option Plan (Plan) for the purpose of integrating officers and members of the Board of Directors of Itaú Unibanco and its controlled companies (“Members of Management” or “Member of Management”, as the case may be); and highly qualified employees or with high potential or ability to perform (“Employees” or “Employee”, as the case may be) into Itaú Unibanco’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1.1 O Itaú Unibanco Holding S.A. (“Itaú Unibanco”) institutes a Stock Option Plan (Plan) for the purpose of integrating members of the Board of Officers, members of the Board of Directors of Itaú Unibanco and its controlled companies (“Members of Management”), highly qualified employees or with high potential or ability to perform (“Employees”) and service providers (jointly “Beneficiaries”) into the medium and long-term development of Itaú Unibanco and its controlled companies (“Itaú Unibanco Conglomerate”), offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1.1. The stock options will provide their respective holders with the right to subscribe preferred shares of Itaú Unibanco’s authorized capital stock in accordance with the Plan’s conditions.	Changed to 1.2.
1.2. At Itaú Unibanco’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the Plan.	Changed to 1.3.
1.3. Each stock option shall give the right to subscribe one share.	Changed to 1.4.
1.4. The rules and operating procedures with respect to the Plan shall be governed by the Personnel Committee subordinated to the Board of Directors of Itaú Unibanco for the purposes of this Plan (“Committee”).

1.5 The rules and operating procedures with respect to the Plan shall be governed by the Personnel Committee (“Committee”) to be appointed by the Board of Directors of Itaú Unibanco for the purposes of this Plan.

2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the Committee to periodically designate the Members of Management and/or Employees of Itaú Unibanco to whom stock options shall be granted in the quantities specified.
2.1 It shall be incumbent on the Committee to periodically designate the Beneficiaries to whom stock options shall be granted in the quantities specified.
2.1. Stock options may also be granted to highly qualified individuals on being hired by Itaú Unibanco or its controlled companies.	2.2 Stock options may also be granted to highly qualified individuals on being hired.
2.2. The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.	Changed to 2.3.
2.3. It shall be incumbent on the Committee’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decision at the first subsequent meeting of this body. This not being the case, the options granted by the Committee can be deemed to have been confirmed.
Changed to 2.4.
3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.
Unchanged.

3.2. The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of Itaú Unibanco that the majority and minority stockholders hold on the base date of the respective year-end.

3.2 The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of Itaú Unibanco that the majority and minority stockholders hold on the base date of the respective year-end. For purposes of calculating whether the limit is exceeded, the number of options is added to the shares granted under the compensation programs in shares of Itaú Unibanco Conglomerate.

3.2.1. In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.

3.2.1 In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% (one half per cent) of the total shares mentioned in item 3.2, the difference may be added to the shares and stock options in any of the 7 (seven) subsequent fiscal years.

3.2.2. Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

3.2.2 Pursuant to item 2.1 and 2.2, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS
4.1. The Committee shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).

4.1 The Committee shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8.2).

4.2. The Committee, at its discretion, may establish complementary rules to the rules of the Plan.	Unchanged.
5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1. The Committee shall select the Members of Management and Employees to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

5. GRANTING OF STOCK OPTIONS TO THE BENEFICIARIES
5.1 The Committee shall select the Beneficiaries to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1 The strike price, to be paid to Itaú Unibanco, shall be established by the Committee simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:

6.1 The strike price, to be paid to Itaú Unibanco, shall be established by the Committee based on the average of the prices for Itaú Unibanco’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) is open for business, in the last three months of the year prior to the stock grant. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the Committee shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA.

(a) Simple options: to set the strike price of the options in general, the Committee shall consider the average of the prices for Itaú Unibanco’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) is open for business, in the last three months of the year prior to the stock grant also allowing an adjustment of up to 20% more or less than said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the Committee shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA;
Reallocated to item 6.1.

(b) Partner options: the strike price of these options shall correspond to the obligation of the Member of Management or the Employee investing a portion or the total net amount of his/her bonus, received with respect to the preceding year, in shares of Itaú Unibanco or an instrument linked to these shares, maintaining title to these shares unaltered and without any type of encumbrance, except for the case mentioned in item 6.2, from the date of the stock option grant until its exercising. The Committee may determine additional requirements in order to establish the strike price of the partner options.
Excluded.
6.2. The Management Member or the Employee may encumber the invested shares referred to in item 6.1(b), with the sole purpose of granting a guarantee in connection with loans taken for such investment with third- party banks, previously approved by the Committee, without breaching the parameters of such item.
Excluded.
6.3. The aforementioned shares (item 6.1, b) may be acquired from the treasury of Itaú Unibanco or by using another mechanism to provide effects equivalent to the acquisition of shares and the counter-entry in options, as resolved by the Committee. In the event of acquisition, it may also be carried out in the form of ADRs (American Depositary Receipts, each one representing a preferred share of Itaú Unibanco negotiated on the New York Stock Exchange). The Committee shall set the acquisition price which shall be equivalent to the average price for the shares of Itaú Unibanco on BM&FBOVESPA in the 30 days which precede the setting of the said price.
Excluded.
6.4. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.	Excluded.
7. STOCK OPTIONS EXPIRY DATE The Committee shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.	7.1 The Committee shall set an expiry date for the stock option at the time it is granted, these being automatically extinguished at the end of the period.
7.1. The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.

7.2 The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 (five) years and the maximum of 10 (ten) years, as from the year of the grant of the issue.

7.2. The term of the stock options shall be extinguished ipso jure if the respective holder resign or is dismissed from Itaú Unibanco and/or its controlled companies. The Members of Management’s stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an Employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The Committee may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the Member of Management and/or Employee.

7.3 The term of the stock options shall be extinguished ipso jure if the respective holder resign or is dismissed from Itaú Unibanco Conglomerate. The Members of Management’s stock options shall be extinguished on the date on which they cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement, they shall be extinguished at the time the said agreement becomes effective. In the case of Employees, the stock options shall be extinguished on the date on which they cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement, they shall be extinguished at the time the said agreement becomes effective, or on the date that the relative labor contract is rescinded. The Committee may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to the performance of the Beneficiary.

7.3. The extinguishment pursuant to item 7.2 shall not occur if termination occurs simultaneously with the election of the Employee to the position of Member of Management of Itaú Unibanco or of its controlled companies or if the Member of Management takes up another statutory position in Itaú Unibanco or in its controlled companies.

7.4 The extinguishment pursuant to item 7.3 shall not occur if:

7.4.1 Termination of the Employee’s employment occurs simultaneously with the election of the Employee to the position of Member of Management or the Employee is contracted as service provider or takes up another position in Itaú Unibanco Conglomerate; or

7.4.2 Termination of the Member of Management’s employment occurs simultaneously with the hiring of the Member of Management as Employee or service provider or with the election of the Member of Management to another statutory position in Itaú Unibanco Conglomerate.

7.4. The Committee may, in exceptional situations and respecting the criteria established in the internal Regulations, determine the non-extinguishment of the bonus options in the event set forth in item 7.2.

7.5 The Committee may, in exceptional situations and respecting the criteria established in the internal Regulations, determine the non-extinguishment of the bonus options in the event set forth in item 7.3.

7.5. Should the holder of the stock options die, the respective successors may exercise them up to the final expiry date (item 7.1).	7.6 Should the holder of the stock options die, the respective successors may exercise them up to the final expiry date (item 7).
8. EXERCISING OF THE STOCK OPTIONS

8.1. Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period is completed and out of the lock-up periods established by the Committee (item 8.4).

8.1 Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period is completed (item 8.2) and out of the lock-up periods established by the Committee (item 8.4).

8.2. The Committee shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.	8.2 The Committee shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 (one) and 7 (seven) years, as from the year of issue.
8.3. The vesting period will be extinguished upon the death of stock option holder.	8.3 The vesting period shall be extinguished upon the death of stock option holder.
8.4. The Committee may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.	8.4 The Committee may determine the blackout period in justifiable circumstances such as major market instability or legal or regulatory restrictions.
8.5. The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.	8.5 The holder of more than one series of exercisable stock options may exercise all or portion of it, in their entirety or partially.
9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the Plan (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of Itaú Unibanco’s share price on the Stock Exchanges changes significantly due to decision taken by Itaú Unibanco’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1. In order to preserve the purpose of the Plan (item 1.1), the quantities of stock options granted and still not exercised, or their strike price, may be restated by the Committee when the level of Itaú Unibanco’s share price on the Stock Exchanges changes significantly due to decision taken by Itaú Unibanco’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; or (e) other actions of a similar nature and relevance.

9.1. The Committee shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.	Excluded.
10. AVAILABILITY OF SHARES

10.1. The availability of the shares which the Member of Management or Employee shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the Committee.

10 AVAILABILITY OF ACQUIRED SHARES

10.1 The availability of the shares which the Beneficiary shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the Committee.

10.2. The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15 1976.
Unchanged.
11. OMMISSIONS It shall be incumbent on the Committee to decide cases not covered by Plan, ad referendum of the Board of Directors.	Numbered to 11.1.

2.	Inform the main characteristics of the proposed plan, identifying:

We clarify that the changes to the Plan hereby proposed impact sub items “a”, “e” and “g” below.

a.	Potential beneficiaries

In accordance with the Plan’s provisions, the Company may grant stock options to members of the Board of Officers, members of the Board of Directors (“Members of Management”), employees (“Employees”) highly qualified employees or with high potential or ability to perform and service providers (jointly “Beneficiaries”) into the medium and long-term development of Itaú Unibanco and its controlled companies (“Itaú Unibanco Conglomerate”), offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of Itaú Unibanco.

b.	Maximum number of options to be granted

The Personnel Committee, reporting to the Board of Directors, will be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partner Program and to other compensation programs in shares of the Company and its controlled companies; and (b) the options to be granted in each year may not exceed the limit of zero point five percent (0.5%) of all the Company’s shares that majority and minority Stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of zero point five percent (0.5%) of total shares provided for in the previous paragraph, the difference may be added for compensation or option granting purposes in any of the seven (7) subsequent years.

c.	Maximum number of shares covered by the plan

The sum of (i) shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partner Program and to other compensation programs in shares of the Company and its controlled companies; and (b) the options to be granted under the Plan is subject to the limits established in the Plan (see item 2. “b”).

d.	Conditions for acquisition

The shares are acquired upon the exercise of an option under the Plan, provided that the vesting period has elapsed, upon the payment of the strike price (see sub item “e” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate, before the vesting period.

e.	Detailed criteria for establishing the strike price

The strike price, to be paid to Itaú Unibanco, shall be established by the Committee based on the average of the prices for Itaú Unibanco’s preferred shares on the days the BM&FBOVESPA is open for business, in the last three months of the year prior to the stock grant. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the Committee shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA.

f.	Criteria for establishing the exercise term

The options may only be exercised after the vesting period and out of the lock-up periods established by the Personnel Committee. The Committee shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 (one) and 7 (seven) years, as from the date of issue. As a rule, the vesting period determined by the Committee is of 5 (five) years.

g.	Method for settlement of options

When exercising an option, the Beneficiary will pay the Company the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

h.	Criteria and events that, when identified, will cause the suspension, change or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as organization of underwriting works, significant market fluctuations or legal and regulatory restrictions. Additionally, the Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary General Meeting.

3.	Justify the proposed plan, explaining:

We clarify that the changes to the Plan proposed in this document do not construe, on their own, impact with respect to sub items “a” to “d” below.

a.	Main objectives of the plan

The primary objective of the Plan is to align the Beneficiaries’ interest with those of the Company’s stockholders, to the extent that the same risks and gains deriving from the appreciation of their shares are shared.

b.	How the plan contributes to achieving such objectives

Beneficiaries are granted stock options so that they feel encouraged to contribute for the good share performance, as they may be active participants in the benefits of such appreciation in the event they exercise their options. Accordingly, the organization achieves the objective indicated in item 3 “a”, engaging Management Members and key Employees in the organization’s long- term strategies. Beneficiaries, in turn, take part in the appreciation of shares in the Company’s capital stock.

c.	How the plan is woven into the company’s compensation policy

The plan is in accordance with the principles pursued by the Company, considering that (i) the Beneficiaries are granted stock options, engaging them in the Company’s long-term projects and results in the long term; (ii) it is a tool encouraging the individual improvement and commitment; and (iii) it enables the retention of Beneficiaries as the benefit derived from the exercise of options materializes in the long term.

d.	How the plan aligns the interests of its beneficiaries and those of the company in the short, medium, and long terms

The Plan is aligned with the interests of the Company and its Beneficiaries, to the extent that in allowing Beneficiaries to become Stockholders of the Company, pursuant to the terms and conditions provided in the Plan, Beneficiaries are encouraged to perform from the perspective of “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, the Plan encourages the retention of Company’s management members and employees, considering that the general rule dictates that the Beneficiary leaving the company will have their options automatically terminated.

4.	Estimate expenses incurred by the company in connection with the plan, in accordance with the accounting standards addressing the matter

The changes to the Plan being proposed herein do not construe, on their own, impact on the costs borne by the Company in connection with the Plan.